As confidentially submitted to the Securities and Exchange Commission on May 7, 2021.
This Amendment No. 2 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Doximity, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7371	27-2485512
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
500 3rd St.
Suite 510
San Francisco, CA 94107
(650) 549-4330
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey Tangney
Chief Executive Officer
Doximity, Inc.
500 3rd St.
Suite 510
San Francisco, CA 94107
(650) 549-4330
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Heidi E. Mayon Jon M. Novotny Julia R. White John G. Casnocha Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100	Jennifer Chaloemtiarana General Counsel Doximity, Inc. 500 3rd St. Suite 510 San Francisco, CA 94107 (650) 549-4330	Dave Peinsipp Charles S. Kim Kristin VanderPas Denny Won Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-Accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.001 par value per share	$	$

(1)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)Includes an additional               shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Issued                    , 2021
              Shares
CLASS A COMMON STOCK

Doximity, Inc. is offering            shares of its Class A common stock. The selling stockholders identified in this prospectus are offering          shares of Class A common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. This is our initial public offering of shares of Class A common stock, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $     per share.

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “DOCS.”
Upon completion of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, employees and directors, and their respective affiliates, will be reclassified into shares of our Class B common stock immediately prior to the consummation of this offering. The holders of our outstanding Class B common stock will hold approximately      % of the voting power of our outstanding capital stock following this offering. See “Risk Factors — Risks Related to This Offering and Ownership of Our Class A Common Stock” for additional information.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 17.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Doximity	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$
__________________
(1)See “Underwriters” for a description of the compensation payable to the underwriters.
We have granted the underwriters the right to purchase up to an additional            shares of Class A common stock solely to cover over-allotments, if any.
The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of Class A common stock to purchasers on                             , 2021.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	J.P. MORGAN
                     , 2021

PROSPECTUS

Through and including                    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since such date.
For investors outside of the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Doximity,” “the company,” “we,” “us,” and “our” in this prospectus refer to Doximity, Inc. and its consolidated subsidiaries.
DOXIMITY, INC.
Overview
We are the leading digital platform for U.S. medical professionals, as measured by the number of U.S. physician members, with over 1.8 million medical professional members as of March 31, 2021. Our members include more than 80% of physicians across all 50 states and every medical specialty.
Our mission is to help every physician be more productive and provide better care for their patients. We are physicians-first, putting technology to work for doctors instead of the other way around. That guiding principle has enabled Doximity to become an essential and trusted professional platform for physicians. Our cloud-based platform provides our members with tools specifically built for medical professionals, enabling them to collaborate with their colleagues, securely coordinate patient care, conduct virtual patient visits, stay up-to-date with the latest medical news and research, and manage their careers. Doximity membership is free for physicians. Our revenue-generating customers, primarily pharmaceutical manufacturers and healthcare systems, have access to a suite of commercial solutions that benefit from broad physician usage.
Physicians are the key decision makers in healthcare, directing more than 73% of the approximately $4.0 trillion in total U.S. healthcare spend.1 Despite their critical role, physicians face challenges caused by fragmented knowledge bases and antiquated technologies. These challenges inhibit physicians’ ability to effectively connect with specialists and colleagues, instantaneously access relevant and up-to-date medical information, and efficiently deliver patient care.
Cloud-based software has transformed the ability to network, communicate, and work across most industries, but has been slow to address the specific needs of medical professionals. The impact of antiquated technology is real: according to a survey conducted on behalf of The Physicians Foundation by Merritt Hawkins, 78% of physicians have experienced feelings of professional burnout, with electronic health record design and interoperability identified as one of the factors they find least satisfying about medical practice.2
Doximity’s cloud-based platform puts modern software tools in the hands of physicians and other medical professionals. Our members have come to rely on us to help them efficiently manage their work day. At the core of our platform is the largest medical professional network in the nation, which creates proximity within our community of doctors and hundreds of thousands of other medical professionals. Our verified member profiles digitize the traditional curriculum vitae, highlighting clinical expertise and reflecting the unique training, certifications, research, and employment affiliations that differentiate medical professionals. Our members can search and connect with colleagues and specialists, which allows them to better coordinate patient care and streamline referrals. In addition, they can discover career opportunities unique to their clinical skill sets. Our Doximity app enjoyed a 4.8/5 star rating with over 100,000 reviews in the Apple App Store as of March 31, 2021.
We support physicians in an era of information overload, by solving signal-to-noise challenges with our news tools. Our newsfeed addresses the ever increasing sub-specialization of medical expertise and volume of medical
1 Center for Medicare & Medicaid Services, including categories of hospital care, physician and clinical services, retail prescription drugs, nursing care facilities & continuing care retirement communities, home health care, and durable medical equipment.
2 2018 Survey of America's Physicians Practice Patterns and Perspectives, The Physicians Foundation by Merritt Hawkins, September 2018.

research by delivering news and information that is relevant to each individual physician's patient population, clinical practice, and professional relationships.
We support physicians in their day-to-day practice of medicine with mobile-friendly and easy-to-use clinical workflow tools such as voice and video telehealth, secure messaging, and digital faxing. Our focus on clinician-centric product design and productivity has led to high levels of health professional adoption and endorsement. We had over 300,000 unique active providers use our telehealth tools in the quarter ended March 31, 2021.
Our business model is designed to both respect and support physicians while driving value for our customers. We monetize our platform today through our Marketing, Hiring, and Telehealth Solutions. Our Marketing Solutions enable our pharmaceutical and health system customers to get the right content, services, and peer connections to the right medical professionals through a variety of modules. We count 20 out of the top 20 pharmaceutical manufacturers and 20 of the top 20 health systems among our customers.
Our Hiring Solutions provide digital recruiting capabilities to health systems and medical recruiting firms. Our Hiring Solutions enable our customers to identify, connect with, and hire from our network of both active and passive potential medical professional candidates, who might otherwise be missed through traditional recruiting channels.
In early 2020 we launched our enterprise-level Telehealth Solutions for health systems. Our Telehealth Solutions, which include voice and video dialer, are designed to easily connect patients with care providers. We delivered over 63 million telehealth visits in fiscal 2021. As a result, we have seen rapid adoption of our commercial Telehealth Solutions, with subscription agreements signed with over 150 health systems as of March 31, 2021.
The ecosystem we have created in the medical community benefits from powerful network effects. Medical professional engagement with our platform increases as the breadth and utility of our tools expands, attracting even more members and driving broader and more effective communication and collaboration among healthcare professionals. This also drives greater value for our pharmaceutical and health system customers that seek to interact with specific groups of physicians. In turn, the insights that we gain from increased use of our platform enable us to invest in improving our tools and solutions to meet the changing needs of our members, customers, and the patients that they care for, ultimately creating a win-win-win for all constituents in our ecosystem.
Over the past ten years, our member interactions have enabled us to build a vast, interactive data set intelligently combining proprietary information and previously siloed public information. When coupled with our customized algorithms and our team of analysts, engineers, and clinical experts, we believe this gives us unique, unparalleled insight into the specific needs of medical professionals in the United States that would be highly challenging and time consuming for any competitor to replicate.
Our subscription-based business model and strong relationships with both pharmaceutical manufacturers and health systems drive highly visible revenue. We do not generate revenue from membership of medical professionals, other than a de minimis amount generated from member subscriptions for Dialer Pro. We are able to grow revenue from existing customers through an effective land and expand strategy, demonstrated by our         % net revenue retention rate as of March 31, 2021 (see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics” for additional information).
Our business model has delivered high revenue growth at scale, while increasing profitability. For the nine months ended December 31, 2019 and 2020, we recorded revenue of $80.0 million and $140.2 million, respectively, representing a year-over-year growth rate of 75%. Our net income was $22.3 million and $28.7 million for the nine months ended December 31, 2019 and 2020, respectively. For the nine months ended December 31, 2019 and 2020, we generated Adjusted EBITDA of $14.6 million and $38.0 million, respectively. We have accomplished this while focusing on our core mission to help every physician be more productive and provide better care for their patients.
Industry Background and Challenges
U.S. healthcare expenditures were estimated at approximately $4.0 trillion in 2020, and are expected to grow to $6.2 trillion by 2028, according to the Center for Medicare & Medicaid Services, or CMS. While healthcare is one of the largest sectors of the U.S. economy, it has been slow to benefit from many of the technology-based improvements that have transformed other industries, presenting physicians, pharmaceutical manufacturers, and health systems with a number of challenges.
Challenges for Medical Professionals
•Fragmented, antiquated systems, and technology that do not work for an increasingly mobile and modern healthcare workplace.
•Difficulty discovering relevant, high-quality content. Medical professionals need to stay up to date on the latest treatments and research.
•Medical knowledge growing exponentially, driving deeper sub-specialization and need for coordination of patient care.
•Lack of HIPAA-compliant communication and workflow tools designed for physicians.
•Lack of purpose-built digital platforms for professional development.
Challenges for Pharmaceutical Manufacturers:
•Declining impact of traditional sales methods, such as in-person sales.
•Increasing sub-specialization presents cost and access difficulties in educating the relevant physicians about the latest therapies.
•Lack of targeted, customized marketing solutions.
•Highly regulated environment requires industry-specific skills.
Challenges for Health Systems:
•Lack of effective channels to enhance brand awareness to attract new patient referrals.
•Traditional recruiting channels are largely offline, manual, and inefficient.
•Lack of reliable, easy-to-use telehealth solutions, optimized for both physician and patient end-users.
Our Market Opportunity
We believe our market opportunity is substantial and growing. We estimate our current total addressable market to be approximately $18.5 billion across our platform solutions today. This comprises a $7.3 billion opportunity in U.S. pharmaceutical marketing to medical professionals, a $6.9 billion opportunity in U.S. health system marketing and staffing, and a $4.3 billion opportunity in U.S. software telehealth.
Our Value Proposition
As the largest professional medical network in the United States, we are in a unique position to provide significant value to both our community of medical professionals, as well as our pharmaceutical manufacturer and health systems customers.
For Medical Professionals
We are purpose-built for medical professionals. Medicine has always been a networked profession, with generalists and specialists working together to treat patients and advance the field of medicine. Until now, the network of medical professionals that delivers healthcare was constrained by geographic and organizational boundaries. Our platform, with its modern tools, removes those boundaries and puts the power of information technology in the pockets of physicians everywhere. Our products are designed to put physicians first. We build tools that make doctors more informed, more productive, and more effective in their collective mission—to treat and heal all of us, the patients.
•Our network has an extensive reach. This includes over 80% of U.S. physicians, over 50% of U.S. nurse practitioners and physician assistants, and over 90% of graduating U.S. medical students as of March 31, 2021. The scale and breadth of our network provides medical professionals with unique access to their colleagues and peers nationwide.
•Our content is highly relevant. With the ever increasing sub-specialization of medical expertise, and the acceleration of clinical research, it is critical to deliver news and information that is relevant to an individual physician's area of practice. Our newsfeed is built for medicine, completing clinical and algorithmic analysis of over 200,000 articles per week.
•We digitize manual workflows. Our platform significantly enhances physician productivity by digitizing workflows that were previously highly manual and inefficient. Our telehealth, secure messaging, e-signature, and digital faxing tools are specifically tailored to physician use cases, and designed to be easily accessible from any web browser or smartphone.
•We empower professional development. We provide medical professionals with the tools and resources to take control of their careers and develop from medical school through retirement. Our platform connects members to relevant career opportunities, and our Residency Navigator tool and interactive salary map give members unique insights and transparency to make informed decisions and plan their professional goals.
•We facilitate patients finding the right physicians. Our physician profiles power both the Doctor Finder tool on the U.S. News & World Report website and the publicly accessible physician directory on the Doximity website.
For Our Customers
We enable both pharmaceutical manufacturers and health systems to effectively reach the largest network of medical professionals in the United States with our Marketing, Hiring, and Telehealth Solutions.
Pharmaceutical Manufacturers
•We provide targeted, digital access to America’s largest network of physicians. Pharmaceutical manufacturers are able to use Doximity to run highly targeted marketing campaigns in a digital format, maximizing access to important physician audiences and reducing reliance on in-person sales representatives.
•We cater to sub-specialties. Our platform is able to deliver critical and increasingly specialized knowledge directly to the most relevant physicians in a timely manner.
•Our solutions and customer success team cater to pharma-specific marketing needs. Our suite of modules has been developed to meet the diverse needs of our pharmaceutical customers. We regularly develop and introduce new modules in response to physician and customer feedback.
Health Systems
•Our Marketing Solutions are highly targeted. Like our pharmaceutical manufacturer customers, health systems are able to use our Marketing Solutions to run highly targeted campaigns to specialized audiences of physicians on our platform.
•Our Hiring Solutions are highly effective. Health systems and medical recruiting firms are able to use Doximity for critical hiring needs across every specialty in all 50 states.
•We offer a trusted, reliable Telehealth Solution. Doximity Dialer, or Dialer, was built for physicians, and designed for reliability and ease-of-use with all patient demographics. In a Doximity conducted survey, we found that 83% of physicians say they have better patient connection rates using Dialer compared to other offerings.
Our Strengths
Our business exhibits a number of key strengths which we believe position us to drive sustained growth.
•We are the trusted and secure physician-first platform.
•We have the largest digital network of medical professionals.
•We benefit from powerful network effects as more members join and interact with our platform.
•We are deeply embedded in physician workflows and our tools provide physicians with the ability to deliver best-in-class healthcare.
•We innately understand physician workflows are different from traditional technology workflows.
•We are strategic to our customers, providing a unique, digital channel to connect with the most valuable professionals in healthcare.
Our Growth Strategies
•Grow the Doximity Network. While we will continue to grow our number of physician members, we are under-penetrated among other types of medical professionals, such as nurse practitioners, and have an opportunity to expand our offering to physical therapists, dentists, psychologists, and many other professions.
•Continuously improve and innovate on our platform. Improving our existing capabilities, and innovating to add new tools and solutions, will make our platform more valuable to members, helping to attract new members and customers, while increasing the engagement of existing ones.
•Expand within customers of our solutions. Our existing customers represent a significant opportunity to grow our platform.
•Attract new customers. We have an opportunity to engage additional pharmaceutical manufacturers and health systems as we raise awareness of our offerings through our sales and marketing efforts, and as we expand our offerings.
•Further monetize our Telehealth Solutions. We have only just begun to roll out our solution to health system customers and have significant whitespace ahead of us.
•Grow our patient-facing tools. We see opportunities to expand our offerings to patients in the future, including direct access to our network and tools, such as allowing patients to use Doximity to message physicians confidentially and securely about their health.
•Consider strategic acquisitions to expand our platform capabilities. We will continue to evaluate and execute strategic acquisitions and partnerships to accelerate our product roadmap.
Our People, Culture and Values
We prioritize diversity and inclusion, and regularly track our progress against quantifiable goals.
We and certain of our employees also volunteer time with a number of charity initiatives, including the Dox Foundation, which was formed by our Chief Executive Officer and his family. The Dox Foundation’s work includes helping clinicians reach underserved communities by funding flights for medical mission trips and providing grants to applicants. Applicants have traveled to Uganda, Cambodia, India, Myanmar, and the West Indies to provide services as diverse as cleft lip and palate surgery, orthopedic surgery education, and nursing education at a children’s hospital.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” These risks include, but are not limited to, the following:
•If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition, and results of operations could be harmed;
•We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and to predict our future operating results, and therefore increases the risk of investment;
•If we fail to retain existing members or add new members, our revenue, operating results, financial condition, and business may be significantly harmed;
•If we do not continue to attract new customers, or if existing customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional solutions, it could have a material adverse effect on our business, financial condition, and results of operations;
•Our revenue is relatively concentrated within a small number of key customers, and the loss of one or more of such key customers could slow the growth rate of our revenue or cause our revenue to decline;
•We expect to face increasing competition in the market for our solutions;
•The COVID-19 pandemic and any other future pandemic, epidemic, or outbreak of an infectious disease may adversely affect our business, financial condition, and results of operations;
•If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions, and results of operations will be harmed;
•Putting our members first may adversely impact our financial results;
•We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively;
•Failure to maintain, protect, or enforce our intellectual property rights could harm our business and results of operations; and
•The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers (including our Chief Executive Officer) and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.
If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.
Channels for Disclosure of Information
Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.doximity.com), blog posts on our website, press releases, public conference calls, webcasts, our twitter feed (@Doximity), our Facebook page, and our LinkedIn page.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.
Corporate and Other Information
We were incorporated in Delaware in April 2010 under the name 3MD Communications, Inc. In June 2010, we changed our name to Doximity, Inc. Our principal executive offices are located at 500 3rd St., Suite 510, San Francisco, CA 94107, and our telephone number is (650) 549-4330. Our website address is www.doximity.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
“Doximity” is our registered trademark in the United States We have additional registered trademarks in the United States and “Doximity” and an additional registered trademark “Docnews” in certain other non-U.S. jurisdictions. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Implications of Being an Emerging Growth Company
The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including not being required to have our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain reduced disclosure requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and exemptions from the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities, and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to Our Business—We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	shares

Underwriters’ over-allotment option of Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding immediately after this offering	shares ( shares, if the underwriters exercise their over- allotment option in full)

Class B common stock to be outstanding immediately after this offering	shares

Total Class A common stock and Class B common stock to be outstanding immediately after this offering	shares

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $          million (or approximately $          million if the underwriters exercise their over-allotment option in full), based upon an assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock in this offering by the selling stockholders.
We currently intend to use the net proceeds of this offering for working capital, other general corporate purposes, and to fund our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. We do not, however, have agreements or commitments to enter into any acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights
We will have two classes of common stock: Class A common stock and Class B common stock.
Shares of our Class A common stock are entitled to one vote per share.
Shares of our Class B common stock are entitled to ten votes per share.
Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Upon the completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock, representing approximately % of the voting power of our outstanding shares of common stock.

Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed New York Stock Exchange trading symbol	“DOCS”
The number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering is based on 0 shares of our Class A common stock and          shares of our Class B common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2021 and excludes:
•           shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $         per share;
•           shares of Class B common stock issuable pursuant to a warrant to purchase shares of our Class B common stock that was outstanding as of March 31, 2021, with an exercise price of $           per share;
•           shares of our Class B common stock reserved for future issuance pursuant to our 2010 Equity Incentive Plan, or our 2010 Plan, as amended, which shares will cease to be available for issuance upon the effectiveness of our 2021 Equity Incentive Plan, or our 2021 Plan, which will become effective immediately prior to the date our registration statement relating to this offering becomes effective; and
•         shares of our Class A common stock reserved for future issuance under our share-based compensation plans, to be adopted in connection with this offering, consisting of:
•           shares of our Class A common stock reserved for future issuance under our 2021 Plan; and
•        shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective.
Each of our 2021 Plan and ESPP provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2010 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:
•a     -for-     reverse split of our capital stock, which was effected on               , 2021;
•the filing, effectiveness, and adoption of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of           shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

•the reclassification of           shares of our outstanding existing common stock into an equivalent number of shares of our Class B common stock and the authorization of our Class A common stock, which will occur immediately prior to the completion of this offering;
•no exercise of the outstanding options and warrant referred to above;
•no exercise by the underwriters of their over-allotment option; and
•for information regarding shares outstanding after this offering, the conversion of           shares of Class B common stock into          shares of Class A common stock in connection with the sale of shares in this offering by the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated. We derived the summary consolidated statements of operations data for the years ended March 31, 2019 and 2020 (except the pro forma net income per share) from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2020 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements as of and for the nine months ended December 31, 2019 and 2020 were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
	(in thousands except per share data)
Revenue	$85,695	$116,388	$80,034	$140,210
Cost of revenue(1)	10,889	14,900	10,619	23,203
Gross profit	74,806	101,488	69,415	117,007
Operating expenses:
Research and development(1)	27,499	32,435	23,544	31,315
Sales and marketing(1)	33,045	39,448	29,096	44,447
General and administrative(1)	7,341	7,442	4,516	10,789
Total operating expenses	67,885	79,325	57,156	86,551
Income from operations	6,921	22,163	12,259	30,456
Interest income	1,069	1,464	1,144	252
Other income (expense), net	(59)	(113)	(65)	4,176
Income before income taxes	7,931	23,514	13,338	34,884
Provision for (benefit from) income taxes	98	(6,223)	(8,930)	6,157
Net income	$7,833	$29,737	$22,268	$28,727
Undistributed earnings attributable to participating securities	(7,238)	(18,908)	(14,953)	(17,907)
Net income attributable to common stockholders, basic and diluted	$595	$10,829	$7,315	$10,820
Net income per share attributable to common stockholders:
Basic	$0.02	$0.32	$0.22	$0.30
Diluted	$0.02	$0.27	$0.18	$0.23
Weighted-average shares used in computing net income per share attributable to common stockholders:
Basic	32,136	33,379	33,145	36,295
Diluted	37,827	40,855	40,796	46,143
Pro forma net income per share attributable to common stockholders (unaudited)(1):
Basic		$0.42		$0.39
Diluted		$0.38		$0.34
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic		71,522		74,438
Diluted		78,998		84,286
________________
(1)Includes stock-based compensation expense as follows:

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
	(in thousands)
Cost of revenue	$194	$173	$166	$368
Research and development	765	710	509	1,179
Sales and marketing	801	847	604	1,304
General and administrative	583	623	431	1,531
Total stock-based compensation expense	$2,343	$2,353	$1,710	$4,382

(2)Pro forma net income per share attributable to common stockholders and weighted-average shares gives effect to the automatic conversion of all shares of our outstanding redeemable convertible preferred stock into shares of Class B common stock as though the conversion happened as of the beginning of the period. Refer to “Pro forma net income per share.”
We have provided pro forma basic and diluted net income per share to give effect to the automatic conversion of all shares of our outstanding redeemable convertible preferred stock as though the conversion happened as of the beginning of the period. The numerator in the unaudited pro forma net income per share calculation has been adjusted to remove net income attributable to participating securities as the redeemable convertible preferred stock participating security is assumed converted into shares of common stock in connection with the anticipated initial public offering of our common stock. The denominator is adjusted using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The following table presents the calculation of pro forma basic and diluted net income per share (in thousands, except per share data).

	Year Ended March 31, 2020	Nine Months Ended December 31, 2020
	(unaudited)
	(in thousands, except per share data)
Net income attributable to common stockholders	$10,829	$10,820
Pro forma adjustment to add back undistributed earnings attributable to participating securities	18,908	17,907
Pro forma net income attributable to common stockholders, basic	29,737	28,727
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	33,379	36,295
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock into common stock	38,143	38,143
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, basic	71,522	74,438
Pro forma net income per share attributable to common stockholders, basic	$0.42	$0.39

	Year Ended March 31, 2020	Nine Months Ended December 31, 2020
	(unaudited)
	(in thousands, except per share data)
Net income attributable to common stockholders	$10,829	$10,820
Pro forma adjustment to add back undistributed earnings attributable to participating securities	18,908	17,907
Pro forma net income attributable to common stockholders, diluted	29,737	28,727
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	40,855	46,143
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock into common stock	38,143	38,143
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, diluted	78,998	84,286
Pro forma net income per share attributable to common stockholders, diluted	$0.38	$0.34

Consolidated Balance Sheet Data

	As of December 31, 2020
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)(3)
	(unaudited)
	(in thousands, except per share data)
Cash and cash equivalents and marketable securities	$104,466	$104,466	$
Total assets	206,378	206,378
Working capital(4)	80,897	80,897
Redeemable convertible preferred stock	81,458	—
Additional paid-in capital	24,860	106,280
Retained earnings	14,841	14,841
Total stockholders’ equity	39,738	121,196
_______________
(1)The pro forma consolidated balance sheet data gives effect to: (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of December 31, 2020 into shares of Class B common stock, (ii) the reclassification of      shares of our outstanding existing common stock into an equivalent number of shares of our Class B common stock, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.
(2)The pro forma as adjusted consolidated balance sheet data gives effect to: (i) the pro forma adjustments set forth above and (ii) the sale and issuance of           shares of our Class A common stock offered by us in this offering, based upon the initial public offering price of $           per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents and marketable securities, total assets, working capital, additional paid-in capital, and total stockholders’ equity by approximately $          , assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents and marketable securities, total assets, working capital, additional paid-in capital, and total stockholders’ equity by approximately $          , assuming that the initial public offering price per share remains at $          , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(4)We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
Key Business and Financial Metrics
We monitor a number of key business and financial metrics to determine the health and success of our business, including:

	Year Ended March 31,
	2019	2020
Number of customers with at least $100,000 of revenue	113	141
Net revenue retention rate	136%	130%
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics” for our definitions of these metrics.
Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin
In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe that Adjusted EBITDA is useful in evaluating our financial performance and for internal planning and forecasting purposes. We calculate Adjusted EBITDA, for a particular period, as net income before interest, income taxes, depreciation, and amortization, and as further adjusted for acquisition and other related expenses, stock-based compensation expense, and other (income) expense, net. Net Income Margin represents net income as a percentage of revenue, and Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA is helpful to investors, analysts, and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, this measure is frequently used by analysts, investors and other interested parties to evaluate and assess performance. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use such measures or may calculate the measures differently than as presented in this prospectus, limiting their usefulness as comparative measures.
The non-GAAP information in this prospectus should be read in conjunction with, and not as substitutes for, or in isolation from, our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.
A reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin is set forth below along with Net Income Margin:

	Year Ended March 31,
	2019	2020
	(in thousands, except percentages)
Net income	$7,833	$29,737
Adjusted to exclude the following:
Acquisition and other related expenses	—	1,158
Stock-based compensation	2,343	2,353
Depreciation and amortization	551	900
Interest income	(1,069)	(1,464)
Income tax expense (benefit)	98	(6,223)
Other (income) expense, net	59	113
Adjusted EBITDA	$9,815	$26,574
Revenue	$85,695	$116,388
Net Income Margin	9%	26%
Adjusted EBITDA Margin	11%	23%
Free Cash Flow
Free cash flow is a key performance measure that our management uses to assess our overall performance. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our financial position.
We calculate free cash flow as cash flow from operating activities less purchases of property and equipment and capitalized internal-use software development costs. Because quarters are not uniform in terms of cash usage, we believe a trailing twelve month, or TTM, view provides the best understanding of the underlying trends of the business.

The following table presents a reconciliation of our free cash flow to the most comparable GAAP measure, net cash provided by operating activities, for each of the periods indicated:

	Year Ended March 31,
	2019	2020
Free Cash Flow	(in thousands)
Net cash provided by operating activities	$15,306	$26,199
Purchases of property and equipment	(114)	(285)
Capitalized internal-use software	(1,076)	(3,959)
Free Cash Flow	$14,116	$21,955
Other cash flow components:
Net cash used in investing activities	(9,067)	(13,095)
Net cash provided by financing activities	985	1,719
Although we believe free cash flow is a useful indicator of business performance, free cash flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as cash provided by operating activities. Some of the limitations of free cash flow are that it may not properly reflect capital commitments to creators that need to be paid in the future or future contractual commitments that have not been realized in the current period. Our free cash flow may not be comparable to similarly titled measures of other companies because they may not calculate free cash flow in the same manner as we calculate the measure, limiting its usefulness as a comparative measure.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business
If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition, and results of operations could be harmed.
Since launching our platform in fiscal 2012, we have experienced rapid growth and we continue to rapidly and significantly expand our operations. While we have experienced significant revenue growth in prior periods, it is not indicative of our future revenue growth. We expect our revenue growth rate will decline. In fiscal 2020 and 2021, our revenue grew by 36% and           , respectively, as compared to revenue from the prior fiscal years. In the three months ended March 31, 2021, our total revenue grew by           as compared to the same period last year. In addition, our full-time employee headcount has grown from 323 employees as of March 31, 2019 to 713 employees as of March 31, 2021, which includes employees of Curative Talent, LLC (Curative, or Curative Talent), which we acquired in fiscal 2021. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.
The growth and expansion of our business creates significant challenges for our management, operational, and financial resources. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative solutions. This could negatively affect our business performance.
We expect to invest heavily in growing our business, which may cause our sales and marketing, research and development, and other margins to decline. For example, our Telehealth Solutions have experienced significant growth amid a rapidly developing market, which may result in increased price competition and costs and may have an adverse impact on our margins if it continues to grow as a portion of our overall business. Our net income and Adjusted EBITDA Margin has grown in recent periods and as we continue to grow, may decrease.
Our historical rate of growth may not be sustainable or indicative of our future rate of growth. We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our customer base may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape, and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or margin improvement could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.
We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and to predict our future operating results, and therefore increases the risk of investment.
We were incorporated in fiscal 2011. We began commercial offerings in fiscal 2012, and by fiscal 2014 we began serving our pharmaceutical and health system customers on some of our early stage solutions. As a result of our limited operating history and our rapid growth, our ability to forecast our future operating results, including revenue, cash flows, and profitability, is limited and subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered and will encounter risks and challenges frequently experienced by growing companies with competitive offerings, such as the risks and uncertainties described in this prospectus. In addition, our business is affected by general economic and business conditions around the world, including the impact of the COVID-19 pandemic or any other similar pandemic or epidemic. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer. These risks and challenges include our ability to:
•maintain and increase our number of registered members for our platform;
•maintain and increase our number of customers for our solutions;
•increase revenue from the solutions we provide;
•successfully compete with other companies that are currently in, or may in the future enter, the online professional network space, telehealth, or productivity tools;
•maintain and improve the infrastructure underlying our network, including Amazon Web Services and our apps and websites, including with respect to data protection and cybersecurity;
•maintain and further develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased member usage, as well as the deployment of new features and tools;
•successfully update our network, including expanding our network and offerings, develop and update our apps, features, offerings, and services to benefit our members’ experience;
•responsibly use the data that our members share with us to provide solutions that make our members more successful and productive and that are critical to the hiring and marketing needs of enterprises and professional organizations;
•comply with existing and new laws and regulations applicable to our business and our industry;
•process, store, and use personal data in compliance with governmental regulation and other legal obligations related to privacy;
•maintain and enhance the value of our reputation and brand;
•continue to earn and preserve our members’ trust with respect to their professional reputation and information;
•effectively manage our growth; and
•hire, integrate, and retain talented people at all levels of our organization.

If we fail to retain existing members or add new members, our revenue, operating results, financial condition, and business may be significantly harmed.
The size of our member base and our members’ level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging members.
If medical professionals do not perceive our platform to be useful, reliable, and trustworthy, we may not be able to attract or retain members or otherwise maintain or increase the frequency and duration of their engagement. A decrease in member retention, growth, or engagement could render us less attractive to our pharmaceutical manufacturer and health system customers, which may have a material and adverse impact on our revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect member retention, growth, and engagement, including if:
•we fail to introduce new and improved tools or if we introduce new tools for our members that are not favorably received;
•there are changes in member sentiment about the quality or usefulness of our tools or concerns related to privacy and sharing, safety, security, or other factors;
•we are unable to manage and prioritize information to ensure members are presented with content that is interesting, useful, and relevant to them;
•there are adverse changes in our tools that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;
•technical or other problems prevent us from delivering our tools in a rapid and reliable manner or otherwise affect the member experience;
•we adopt policies or procedures related to areas such as sharing our member data that are perceived negatively by our members or the general public; and
•new offerings from our competitors are introduced to the market.
If we are unable to maintain and increase our member base and member engagement, our revenue, operating results, financial condition, business, and future growth potential may be adversely affected.
If we do not continue to attract new customers, or if existing customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional solutions, it could have a material adverse effect on our business, financial condition, and results of operations.
In order to grow our business, we must continually attract new customers, sell additional solutions to existing customers and reduce the level of non-renewals in our business. Our ability to do so depends in large part on the success of our sales and marketing efforts. Most customers engage with us on particular marketing campaigns, either directly or through marketing agencies that act on their behalf. We do not typically enter into long-term contracts with our pharmaceutical manufacturer customers, who represent a significant portion of our revenue. When we do enter into long-term relationships with customers, they can generally terminate their relationship with us. Even if we are successful in attracting new customers and their agencies, it may take several months or years for them to meaningfully increase the amount that they spend with us. Further, larger pharmaceutical customers with multiple brands typically have brand-level marketing budgets and marketing decision makers, and we may not be able to leverage our success into expanded business with other brands within the customer’s portfolio. Moreover, customers may place internal limits on the allocation of their marketing budgets to digital marketing, to particular campaigns, to a particular marketing vendor, or for other reasons. We may not accurately predict future trends with respect to rates of customer renewals, upgrades, and expansions.
Customers of our Marketing Solutions may not continue to do business with us if their marketing content does not reach their intended audiences. Therefore, we must continue to demonstrate to our customers that using our

Marketing Solutions offering is the most effective and cost-efficient way to maximize their results. Similarly, we must demonstrate that our Hiring Solutions are important recruiting tools for enterprises, professional organizations, and individuals and that our Hiring Solutions provide them with access to the target audience. Our Hiring Solutions customers will discontinue their purchases of our solutions if we fail to effectively connect them with the talent they seek. Finally, for our Telehealth Solutions, we may not be able to retain existing customers or attract new customers if we fail to provide high quality solutions, if customers are unable to realize the value of our solutions, or if we are not able to measure and demonstrate the value that our solutions provide.
Our customer base may decline or fluctuate due to a number of factors, including the prices of our solutions, the prices of products and services offered by our competitors, reduced hiring by our customers or reductions in their talent or marketing spending levels due to macroeconomic or other factors, and the efficacy and cost-effectiveness of our solutions. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results. If this occurs, our ability to successfully market our services may be harmed. If we are unable to retain and increase sales of our solutions to existing customers and their agencies or attract new ones for any of the reasons above or for other reasons, our business, financial condition, and results of operations could be adversely affected.
Our revenue is relatively concentrated within a small number of key customers, and the loss of one or more of such key customers could slow the growth rate of our revenue or cause our revenue to decline.
In fiscal 2019, 2020, and 2021, the only one of our customers that represented 10% or more of revenue accounted for 11%, 12%, and           %, of our total revenue, respectively. The sudden loss of any of our largest customers or the renegotiation of any of our largest customer contracts could have a significant impact on our revenue, the growth rate of our revenue, our reputation, and our ability to obtain new customers.
In the ordinary course of business, we engage in active discussions and renegotiations with our customers in respect of the solutions we provide and the terms of our customer agreements, including our fees. As our customers’ businesses respond to market dynamics, financial pressures, and regulatory changes or delays impacting their businesses, and as our customers make strategic business decisions regarding how to market their offerings, our customers seek to, and we expect will continue to seek to, amend the terms of their arrangements with us. In the ordinary course, we renegotiate the terms of our agreements with our customers in connection with renewals or extensions of these agreements. These discussions and future discussions could result in reductions to the fees and changes to the scope contemplated by our original customer contracts and consequently could negatively impact our revenue, business, and prospects.
Because we rely on a limited number of customers for a significant portion of our revenue, we depend on the creditworthiness of these customers. If the financial condition of our customers declines, our credit risk could increase. Should one or more of our significant customers declare bankruptcy, be declared insolvent, or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenue, the collectability of our accounts receivable, and affect our bad debt reserves and net income.
We expect to face increasing competition in the market for our solutions.
We face significant competition across different aspects of our business, and we expect such competition to increase. Our industry and the markets we serve are evolving rapidly and becoming increasingly competitive. Larger and more established companies may focus on our markets and could directly compete with us. Smaller companies could also launch new products and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the markets for Marketing and Hiring Solutions to continue to focus on these areas. A number of these companies may have greater financial, technological, and other resources than we do and greater name recognition and more established distribution networks and relationships with healthcare providers than us, which may enable them to compete more effectively. Specifically, we compete for medical professionals as members against large technology companies that have developed online networking and collaboration tools like LinkedIn, Facebook, Google, and Twitter, in addition to smaller, emerging companies.

We also compete to access marketing, hiring, and telehealth budgets of pharmaceutical and health system companies as customers for our Marketing, Hiring, and Telehealth Solutions. We compete for customers for our Marketing Solutions with online outlets such as health-related websites and mobile apps, like WebMD’s Medscape, as well as offline outfits that provide marketing and advertising services that enable pharmaceutical manufacturers and health systems to educate medical professionals. We compete for customers for our Hiring Solutions with large and regional staffing companies, job boards, self-service recruiting tools, and medical recruiting firms. We compete for customers for our Telehealth Solutions with other providers of telehealth offerings such as American Well and Teladoc Health, and other companies that offer telehealth capabilities such as Zoom Video Communications who may further focus on our market and could directly compete with us. We also compete for members, customers, and professional organizations in the market for online professional networks which continues to rapidly evolve. Our competitors may announce new products, services, or enhancements that better address changing industry standards or the needs of members and customers, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share, or decreased member engagement, any of which could adversely affect our business and operating results.
The COVID-19 pandemic and any other future pandemic, epidemic, or outbreak of an infectious disease may adversely affect our business, financial condition, and results of operations.
In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. In addition, any industry connected to the delivery of healthcare services has been significantly impacted in the attempt to respond to the needs created by the outbreak. The duration and severity of this pandemic is unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.
The spread of COVID-19 has caused us to modify our business practices, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, members, and partners. In addition, the COVID-19 pandemic and the determination of appropriate measures and business practices has diverted management’s time and attention. A larger percentage of our employees are now working from home, and if they are not able to effectively do so, or if our employees contract COVID-19 or another contagious disease, we may experience a decrease in productivity and operational efficiency, which would negatively impact our business, financial condition, and results of operations. Further, because an increased number of employees are working remotely in connection with the COVID-19 pandemic, we may experience an increased risk of security breaches, loss of data, and other disruptions as a result of accessing sensitive information from multiple remote locations.
With the COVID-19 pandemic, many of our Marketing Solutions customers have shifted their budgets away from in-person marketing to online solutions such as ours. The circumstances that have accelerated the growth of our business stemming from the effects of the COVID-19 pandemic may not continue in the future, and if these customers reallocate a significant portion of their budgets back to in-person marketing, this could cause our growth to decline in future periods.
Like many other businesses in the temporary and permanent staffing space, our Hiring Solutions have been negatively impacted by the COVID-19 pandemic, as doctors and other medical professionals change jobs and travel less frequently for temporary positions. If the hiring market slows or continues to decline, our ability to maintain or grow our business could be adversely affected.
COVID-19 pandemic-related market changes that have caused an increased demand in telehealth solutions and other increases in health systems spending may cause us to invest in additional solutions to meet these needs and may also cause an increase in competitive offerings. If we are not able to make a return on those investments, meet the market demands, or effectively compete in the marketplace, our business results may suffer. Also, the financial impact of COVID-19 or another pandemic, epidemic, or outbreak of an infectious disease may lead to an overall decrease in healthcare spending due to a potential economic downturn and overall uncertainty causing healthcare expenditures to be concentrated in emergency care, which may cause a material impact to our business.

While the potential economic impact brought by and the duration of any pandemic, epidemic, or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. The impact of any pandemic, epidemic, or outbreak of an infectious disease, including COVID-19, on the needs, expectations, and spending levels of our customers could impact our ability to maintain or grow our business and as a result our operating and financial results could be adversely affected.
The full extent to which the outbreak of COVID-19 will impact our business, results of operations, and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.
To the extent the COVID-19 pandemic adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19” for additional information.
If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions, and results of operations will be harmed.
We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing customers and members and our ability to attract new customers and members. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers and members, could make it substantially more difficult for us to attract new customers. Similarly, because our customers often act as references for us with prospective new customers, any existing customer that questions the quality of our work or that of our employees could impair our ability to secure additional new customers. If we do not successfully maintain and enhance our reputation and brand recognition with our members and customers, our business may not grow and we could lose these relationships, which would harm our business, financial condition, and results of operations.
Putting our members first may adversely impact our financial results.
Our “physicians first” philosophy may mean we make decisions based on the best interests of our members, which we believe is essential to our success in increasing our member growth rate and engagement, creating value for our members, and in serving the best interests of the company and our stockholders. Therefore, in the past, we have forgone, and may in the future forgo, certain expansion or revenue opportunities that we do not believe are in the best interests of our members, even if our decision negatively impacts our operating results. In addition, our philosophy of putting our members first may cause disagreements, or negatively impact our relationships, with our existing or prospective customers. Our decisions may not result in the benefits that we expect, in which case our member engagement, business, and operating results could be harmed.

If our members’ profiles are out-of-date, inaccurate, or lack the information that members and customers want to see, we may not be able to realize the full potential of our network, which could adversely impact the growth of our business.
If our members do not update their information or provide accurate and complete information when they join our platform, the value of our platform may be negatively impacted because our value proposition as a professional network and as a source of accurate and comprehensive data will be weakened. For example, incomplete or outdated member information would diminish the ability of our Marketing Solutions customers to reach their target audiences and our ability to provide our customers with valuable insights. Similarly, customers of our Hiring Solutions may not find members that meet their qualifications or may misidentify a candidate as having such qualifications, which could result in mismatches that erode customer confidence in our solutions. Therefore, we must provide features and tools that demonstrate the value of our network to our members and motivate them to contribute additional, timely, and accurate information to their profile and our network. In addition, we must ensure that methods by which we identify relevant audiences for our customers results in accurate targeting. If we fail to successfully undertake these activities, our business and operating results could be adversely affected.
The telehealth market is immature and volatile, and if it does not develop, or if it develops more slowly than we expect, if it encounters negative publicity, or if we are not successful in demonstrating and promoting the benefits of our solutions, the growth of our business will be harmed.
The telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance, and market adoption. The increased demand for telehealth solutions as a result of the COVID-19 pandemic may decline in the future. The success of our Telehealth Solutions will depend to a substantial extent on the willingness of our members to use, and to increase the frequency and extent of their utilization of, our network, as well as on our ability to demonstrate the value of telehealth to employers, health plans, government agencies, and other purchasers of healthcare for beneficiaries. If any of these events do not occur or do not occur quickly, it could have a material adverse effect on our business, financial condition, and results of operations.
Our corporate culture has contributed to our success, and if we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.
We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain these important aspects of our corporate culture, especially given that the majority of our workforce has traditionally worked remotely and we have been unable to hold in-person employee gatherings as a result of the COVID-19 pandemic. We have experienced, and may continue to experience, rapid growth and organizational change, including growth and organizational change resulting from our acquisition of and subsequent integration with other businesses, which will continue to place significant demands on our management and our operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop, and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in this way, without undermining our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.
In addition, to attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, fluctuations in the price of our common stock may make it more difficult or costly to use equity compensation to motivate, incentivize, and retain our employees. We face significant competition for talent from other healthcare, technology, and high-growth companies, which include both large enterprises and privately-held companies. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity, and retention could suffer, and our business, results of operations, and financial condition could be adversely affected.

The loss of one or more of any of the pharmaceutical brands that purchase our solutions could cause our revenue to decline.
Our largest pharmaceutical brand that purchases our solutions comprises approximately          % of our revenue in fiscal 2021. The success of pharmaceutical brands and associated marketing spend can depend on patent life, competition, and other factors. For example, in the past we have lost marketing spend and associated revenue when a pharmaceutical brand marketed on our platform lost patent protection. The loss of the business of a significant brand could damage our relationship with that customer and its other brands, and our revenue, operating results, financial condition, business, and future growth potential may be adversely affected.
We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We present certain operational metrics herein, including size of our network of medical professionals and other metrics. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring the size of our network and other metrics. For example, we face challenges in accurately calculating the number of practicing doctors or other professionals in our network at a given time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.
Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.
Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.
We have experienced some seasonality in both revenue and net income based on the timing of marketing campaign subscription launches on our platform and budgetary timing of purchases of additional modules. We may be affected by seasonal trends in the future, particularly as our business matures. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics and make forecasting out future operating results and financial metrics more difficult.

Our operating results have in the past and may in the future continue to fluctuate on a quarterly and annual basis and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.
Our operating results have in the past and may in the future continue to fluctuate significantly on a quarterly and annual basis and may fail to match our past performance, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our Class A common stock could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met. Some of the important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include:
•our ability to increase sales of our solutions to new customers and expand sales of additional solutions to our existing customers;
•the extent to which existing customers renew their agreements with us and the timing and terms of those renewals;
•the termination or renegotiation by our significant customers of their agreements with us;
•the entrance of new competitors in our market whether by established companies or new companies;
•changes in our pricing policies or those of our competitors;
•the cost of investing in our technology infrastructure, which may be greater than we anticipate;
•our ability to maintain or increase our member base and member engagement;
•disruptions or outages in our website availability, actual or perceived breaches of privacy, and compromises of our member data; and
•general industry and macroeconomic conditions including the impact of the COVID-19 pandemic on the global economy and the deterioration in labor markets, which would adversely impact sales of our Hiring Solutions, or economic growth that does not lead to job growth.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the determination of revenue recognition, fair values of acquired intangible assets and goodwill, useful lives of long-lived assets, internal-use software development costs, the valuation of our common stock, the valuation of stock-based awards, allowance for doubtful accounts, expected period of benefit for deferred commissions, and deferred income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.
We are subject to stringent and changing laws, regulations, self-regulatory schemes, contractual obligations, and standards related to privacy, data protection, and information security. The actual or perceived failure by us, our customers, partners, or vendors to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.
We collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, and share (collectively, Process, or Processing) sensitive, confidential, and proprietary information (collectively, Sensitive Information) in connection with providing our services.
There are numerous domestic and foreign laws, regulations, self-regulatory schemes, and standards regarding privacy, data protection, and information security and Processing (Data Protection Laws), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions or in conflict with each other. The regulatory framework for privacy, data protection, and information security issues worldwide is evolving and is likely to remain in flux for the foreseeable future. Various governmental and consumer agencies have also called for new regulations and changes in industry practices. Practices regarding privacy, data protection, and information security have recently come under increased public and regulatory scrutiny. The actual or perceived failure to address or comply with applicable Data Protection Laws by us or our customers, partners, or vendors could increase our compliance and operational costs, expose us to regulatory scrutiny, actions, fines, and penalties, result in reputational harm, lead to a loss of customers, reduce the use of our services, result in litigation and liability, have a material adverse effect on our business operations or financial results, or otherwise result in other material harm to our business.
We are a “Business Associate” as defined under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which we collectively refer to as HIPAA, and the U.S. Department of Health and Human Services Office of Civil Rights, or OCR, may impose significant penalties on a Business Associate for a failure to comply with an applicable requirement of HIPAA.
Penalties will vary significantly depending on factors such as the date of the violation, whether the Business Associate knew or should have known of the failure to comply, or whether the Business Associate’s failure to comply was due to willful neglect. Currently, these penalties include civil monetary penalties for violations. A single breach incident can result in violations of multiple requirements, resulting in possible penalties in excess of pre-set annual limits. Further, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal monetary penalty and imprisonment up to one year. The criminal penalties increase if the wrongful conduct involves false pretenses, and further increase if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. The U.S. Department of Justice, or the DOJ, is responsible for criminal prosecutions under HIPAA. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals’ health information. Furthermore, in the event of a breach as defined by HIPAA, the Business Associate may have to comply with specific reporting requirements under HIPAA regulations.
The security measures that we and our third-party vendors and subcontractors have in place in an effort to ensure compliance with privacy and data protection laws may not protect our facilities and systems from security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors, or other similar events. Under the HITECH Act, as a Business Associate, we may also be liable for privacy and security breaches and failures of our subcontractors. Even though we provide for appropriate protections through our agreements with our subcontractors, we still have limited control over their actions and practices. A breach of privacy or security of individually identifiable health information by a subcontractor may result in an enforcement action, including criminal and civil liability, against us. We are not able to predict the extent of the impact such incidents may have on our business. Our failure to comply may result in criminal and civil liability because the potential for enforcement action against Business Associates is now greater. Enforcement actions against us could be costly and could interrupt regular operations, which may adversely affect our business. While we have not received any notices of violation of the applicable privacy and data protection laws and believe we are in compliance with such laws, there can be no assurance that we will not receive such notices in the future. There is ongoing concern from privacy advocates, regulators, and others regarding data privacy and security issues, and the number of jurisdictions with data privacy and security laws has been increasing. Also, there are ongoing public policy discussions regarding whether the standards for deidentification, anonymization, or pseudonymization of health information are sufficient, and the risk of re-identification sufficiently small, to adequately protect patient privacy.
Applicable Data Protection Laws may also include state medical privacy laws, including those related to mental health and substance use treatment, and the provision of healthcare services, as well as federal and state consumer protection laws. These laws may not be preempted by HIPAA, may be more protective than HIPAA, and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our customers and partners and potentially exposing us to additional expense, adverse publicity and liability, any of which could adversely affect our business. Federal and state consumer protection laws are increasingly being applied by the U.S. Federal Trade Commission, or FTC, and states’ attorneys general to regulate the Processing of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number of online social media companies. These reviews can and have resulted in changes to our solutions and policies, and could result in additional changes in the future. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our solutions, our business could be harmed.
In addition, U.S. states have begun to introduce more comprehensive Data Protection Laws. For example, the California Consumer Privacy Act, or CCPA, went into effect in January 2020 and established a new privacy framework for covered businesses such as ours that expands the scope of personal information and provides new privacy rights for California residents. These changes required us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches, which may increase the likelihood and cost of data breach litigation. Additionally, on November 3, 2020, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters. The CPRA significantly modifies the CCPA by, among other things, creating a dedicated privacy regulatory agency, requiring businesses to implement data minimization and data integrity principles, and imposing additional requirements for contracts addressing the processing of personal information. Moreover, the CPRA calls for additional regulations to be implemented before the law becomes fully operative on January 1, 2023. These changes may result in further uncertainty with respect to privacy, data protection, and information security issues and will require us to incur additional costs and expenses in an effort to comply. The enactment of the CCPA has prompted similar legislative developments in other states, which could create the potential for a patchwork of overlapping but different state laws. The federal government is also considering comprehensive privacy legislation.
We also expect that there will continue to be new or amended Data Protection Laws proposed and enacted in various jurisdictions. For example, in May 2018, the General Data Protection Regulation, or GDPR, went into effect in the European Union, or EU. The GDPR imposes more stringent data protection requirements and requires businesses subject to it to give more detailed disclosures about how they collect, use, and share personal information; contractually commit to data protection measures in contracts; maintain adequate data security measures; notify regulators and affected individuals of certain data breaches; obtain consent to collect sensitive personal information such as health information; meet extensive privacy governance and documentation requirements; and honor individuals’ data protection rights, including their rights to access, correct, and delete their personal information. The GDPR also imposes strict rules on the transfer of personal information to countries outside of the European Economic Area, or EEA, including the United States. A recent judicial decision from the EU and recent announcements from European regulators regarding transfers of personal information outside of the EEA have increased the legal risks and liabilities, and compliance and operational costs, of lawfully making such transfers. Companies that violate the GDPR can face private litigation, restrictions, or prohibitions on data processing, and fines of up to the greater of 20 million Euros or 4% of worldwide annual revenue. If we begin to conduct business in Europe, complying with the GDPR would entail significant costs and increase our liability risks.
New or amended Data Protection Laws, and changes in the interpretation of existing Data Protection Laws and our Data Protection Obligations (defined below), could impair our, or our customers’, our partners’, or our vendors’

ability to Process personal information, which could have a material adverse effect on our business, financial condition, and results of operations.
We are or may be subject to the terms of our internal and external policies, representations, publications, frameworks, self-regulatory standards, and industry certification commitments (collectively, Privacy Policies), and contractual obligations to third parties related to privacy, data protection, and information security (collectively, Data Protection Obligations), including the Payment Card Industry Data Security Standards (PCI-DSS), the rules imposed by credit card brands (e.g., VISA and Mastercard), and Security Organization Control 2 certification commitments. We strive to comply with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations, but we may at times fail to do so or may be perceived to have failed to do so, in which case we may be subject to and suffer a material harm to our business. For example, in the event we fail to comply with the PCI-DSS, we could be in breach of our obligations under customer and other contracts. Moreover, despite our efforts, we may not be successful in achieving compliance if our personnel, customers, partners, or vendors do not comply with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations. We may be subject to and suffer material harm to our business if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices. In addition, any such failure or perceived failure could result in public statements against us by consumer advocacy groups or others, which may cause us material reputational harm.
In view of applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations imposing complex and burdensome obligations, and with substantial uncertainty in their interpretation and compliance, we have faced and may face challenges in addressing and complying with them, and fundamentally changing our business activities, Privacy Policies, and practices, and may expend significant resources in an effort to do so, any of which could result in material harm to business, financial condition, results of operations, or other harm
Further, our customers may expect us to comply with more stringent privacy, data protection, and information security requirements than those imposed by applicable Data Protection Laws, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings. For example, our mobile application is distributed through third-party platforms such as those operated by Apple and Google. These third parties may impose technical and privacy, data protection, and information security requirements on companies that distribute applications through their platforms. These requirements are subject to change and may adversely impact our ability to Process personal information. Complying with these requirements may cause us to incur additional expense, and the failure to comply with these requirements may cause us to lose access to the app store and users, and our business would be harmed.
If our security measures are compromised now or in the future, or the security, confidentiality, integrity, or availability of our information technology, software, services, communications, or data is compromised, limited, or fails, this could have a material adverse effect on our business, financial condition, and results of operations.
Our platform involves the storage and transmission of Sensitive Information. As a result, unauthorized access or security breaches as a result of third-party action (e.g., cyber-attacks), employee error, product defect, malfeasance, or other factors could result in the loss of information, inappropriate use of or access to information, service interruption, service degradation, outages, service level credits, litigation, indemnity obligations, damage to our reputation, and other liability. We believe our risk of cyber-attack may be elevated during this time due to an increase in cyber-attack attempts on U.S. businesses generally during the COVID-19 outbreak. While we maintain and continue to improve our security measures, we may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target. Moreover, the detection, prevention, and remediation of known or unknown securities vulnerabilities, including those arising from third-parties, is becoming increasingly expensive and may cause us to incur significant costs in the future. We process significant amounts of Sensitive Information, including protected health information, personal information, data concerning our members, and in some cases, limited amounts of data concerning the patients they treat in connection with our members’ utilization of our network and related services. While we have implemented security measures to protect such data, techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems are constantly evolving, and we may be unable to anticipate such techniques or implement adequate preventative measures to avoid unauthorized access or other adverse impacts to such data or our systems. We may use third-party service providers and subprocessors to help us deliver services and engage in Processing on our behalf, including, without limitation, the processing of payment card information. If we, our service providers, partners, or other relevant third parties have experienced or in the future experience any security incidents that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure of, Sensitive Information, or compromise related to the security, confidentiality, integrity, or availability of our (or their) information technology, software, services, communications, or data (collectively, a Security Breach), it may result in material harm to our business, including, without limitation, regulatory investigations or enforcement actions, litigation, indemnity obligations, negative publicity, and financial loss.
Our service is vulnerable to threat actors, software bugs, malicious code (such as computer viruses and internet worms), personnel theft or misuse, break-ins, phishing attacks, denial-of-service attacks (including credential stuffing), ransomware attacks, natural disasters, terrorism, war, telecommunication and electrical failures, server malfunction, software or hardware failures, loss of data or other computer assets, adware, or other similar issues or other attacks or similar disruptions, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access of data.
We may be required to expend significant resources, fundamentally change our business activities and practices, or modify our services, software, operations, or information technology in an effort to protect against Security Breaches and to mitigate, detect, and remediate actual and potential vulnerabilities. Applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations may require us to implement specific security measures or use industry-standard or reasonable measures to protect against Security Breaches. The recovery systems, security protocols, network protection mechanisms, and other security measures that we (and our third parties) have integrated into our platform, systems, networks, and physical facilities, which are designed to protect against, detect, and minimize Security Breaches, may not be adequate to prevent or detect service interruption, system failure, or data loss.
Applicable Data Protection Laws, Privacy Policies, or Data Protection Obligations may require us to notify affected individuals, regulators, customers, credit reporting agencies, and others in the event of a Security Breach. Patients about whom we obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations. Claims that we have violated individuals’ privacy rights or breached our Data Protection Obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
Although we maintain insurance for our business, the coverage under our policies may not apply to the liabilities or damages as a result of the events referenced above or be adequate to compensate us for all losses that may occur. There can also be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above.
In addition, varying parts of our workforce are currently working remotely on a part or full time basis. This could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions. Any of the foregoing could have a material adverse effect on us.
We rely on network and mobile infrastructure and our ability to maintain and scale our business and maintain competitiveness. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could adversely affect our business, financial condition, and results of operations.
We depend on the use of information technologies and systems and our reputation and ability to acquire, retain, and serve our customers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our operations grow, we must continuously improve and upgrade our systems and infrastructure while maintaining or improving the reliability and integrity of our infrastructure. Our future success also depends on our ability to adapt our systems and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features, and reliability of our solutions in response to competitive services and offerings. We expect the use of alternative platforms such as tablets and wearables will continue to grow and the emergence of niche competitors who may be able to optimize offerings, services, or strategies for such platforms will require new investment in technology. New developments in other areas, such as cloud computing, have made it easier for competition to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. There is also no guarantee that we will possess the financial resources or personnel, for the research, design, and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future applications and services becoming uncompetitive or obsolete. If we were unable to enhance our offerings and network capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently, or more securely than our offerings, our business, financial condition, and results of operations could be adversely affected.
Our success will also depend on the interoperability of our offerings with a range of third-party technologies, systems, networks, operating systems, and standards, including iOS and Android; the availability of our mobile apps in app stores and in “super-app” environments; and the creation, maintenance, and development of relationships with key participants in related industries, some of which may also be our competitors. In addition, if accessibility of various apps is limited by executive order or other government actions, the full functionality of devices may not be available to our customers. Moreover, third-party platforms, services, and offerings are constantly evolving, and we may not be able to modify our platform to assure its compatibility with those of third parties. If we lose such interoperability, we experience difficulties or increased costs in integrating our offerings into alternative devices or systems, or manufacturers or operating systems elect not to include our offerings, make changes that degrade the functionality of our offerings, or give preferential treatment to competitive products, the growth of our business, results of operations, and financial condition could be materially adversely affected. This risk may be exacerbated by the frequency with which consumers change or upgrade their devices. In the event consumers choose devices that do not already include or support our platform or do not install our mobile apps when they change or upgrade their devices, our customer engagement may be harmed.
We may become subject to enforcement actions or litigation as a result of our or our members’ failure to comply with laws and regulations relating to communications, even though noncompliance was inadvertent or unintentional.
We maintain systems and procedures designed to ensure that our telephonic communications and telephonic communications made by members and others using our platform comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time.
For example, members use our platform to engage in telephone, text message, and facsimile communications with patients and other doctors and healthcare professionals. There are a number of federal and state laws and regulations potentially applicable to such communications, including the federal Telephone Consumer Protection Act, or TCPA, and those laws and regulations are continuously evolving. A determination by a court or regulatory agency that any of these laws and regulations are applicable to or operate to prohibit or limit telephone, text message, and facsimile communications made by members or others using our platform could invalidate all or some portions of our customer contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our service fees, and could have an adverse effect on our business. In addition, if a court or regulatory agency determines that communications made by members or others using our platform violate any of these laws or regulations and that we are responsible for the violation, we may be subject to substantial damages, substantial civil penalties, and adverse publicity that could have a material adverse effect on our business and financial condition. For violations of the TCPA, the law provides for a private right of action under which a plaintiff may recover statutory damages of $500 for each call, text message, or facsimile made in violation of the statute’s prohibitions. A court also may treble the amount of damages upon a finding of a “willful or knowing”

violation of the statute. There is no statutory cap on maximum aggregate exposure. In addition, the Federal Communications Commission, or FCC, which implements and enforces the TCPA, a state attorney general or other federal and state regulators may seek civil penalties in an enforcement action for violations of the TCPA or other laws and regulations potentially applicable to telephone, text message, and facsimile communications made by members or others using our platform.
We may incur liability as a result of information retrieved from or transmitted over the Internet or published using our platform and legislation regulating content on our platform may require us to change our solutions or business practices and may adversely affect our business and financial results.
Because our platform allows for the exchange of news, information, and other content, we may face claims relating to the content that is published or made available on our platform. In particular, the nature of our business exposes us to claims related to defamation, dissemination of misinformation, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, and breach of contract, among others.
In the United States, the Communications Decency Act, or CDA, provides statutory protections to online service providers like us who distribute third-party content. However, in the United States, government authorities, elected officials, and political candidates have called for amendments to Section 230 of the CDA that would purport to limit or remove protections afforded interactive computer service providers and our current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our platform.
Content-related legislation may require us to change our solutions or business practices, increase our compliance costs, or otherwise impact our operations or our ability to provide services in certain geographies. In addition, we could incur significant costs investigating and defending claims for violating such requirements and, if we are found liable, significant damages.
We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.
We are subject to U.S. federal and state income taxes. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as changes in tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations, the mix and level of earnings in a given taxing jurisdiction, or our ownership or capital structures.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
As of March 31, 2020, we had accumulated $9.0 million and $8.1 million of federal and state net operating loss carryforwards, or NOLs, respectively, available to reduce future taxable income, portions of which will begin to expire in 2035 for federal and 2030 for state tax purposes. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income or taxes may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We completed an Internal Revenue Code 382 study through March 31, 2020. While an ownership change did occur in March 2011, we have determined that there are no limitations expected to apply on the NOL and tax credit carryforwards. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to limitations as a result of ownership changes that may occur in the future, including as a result of this offering.

Under current law, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely. Such U.S. federal net operating losses generally may not be carried back to prior taxable years, except that net operating losses generated in 2018, 2019, and 2020 may be carried back to each of the five tax years preceding the tax years of such losses. Additionally, for tax years beginning after December 31, 2020, the deductibility of U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, is limited to 80% of taxable income. Our net operating losses may also be impaired or restricted under state law. At the state level there may be periods during which the use of net operating losses is suspended or otherwise limited, which could increase or permanently accelerate state taxes owed. For example, California imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2023.
We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively.
Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. The market for such positions is competitive, especially in the San Francisco Bay Area. Qualified individuals are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees, in particular our Chief Executive Officer and Chief Commercial Officer, or our inability to recruit and develop mid-level managers could materially and adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, and results of operations may be materially adversely affected.
We may become subject to litigation, which could have a material adverse effect on our business, financial condition, and results of operations.
We have been subject to litigation in the past, and may become subject to litigation in the future. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having a material adverse effect on our business, financial condition, results of operations, cash flow, and per share trading price of our Class A common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and adversely impact our ability to attract directors and officers.
We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and tools or enhance our existing solutions, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we have engaged and may continue to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, technologies, tools, or solutions, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have a material adverse effect on us.
In fiscal 2021, we completed an acquisition of Curative Talent, and we may in the future consider opportunities to acquire or make additional investments in new or complementary businesses, technologies, offerings, tools, or solutions, or enter into strategic alliances, that may enhance our capabilities and platform in general, complement our current offerings, or expand the breadth of our markets. Our ability to successfully grow through these types of strategic transactions depends upon our ability to identify, negotiate, complete, and integrate suitable target businesses, technologies, tools, and solutions and to obtain any necessary financing, and is subject to numerous risks, including:
•failure to identify acquisition, investment, or other strategic alliance opportunities that we deem suitable or available on favorable terms;
•problems integrating the acquired business, technologies, tools, or solutions, including issues maintaining uniform standards, procedures, controls, and policies;
•integrating personnel from the acquired company;
•unanticipated costs associated with acquisitions, investments, or strategic alliances;
•adverse impacts on our overall margins;
•diversion of management’s attention from our existing business;
•risks associated with entering new markets in which we may have limited or no experience;
•potential loss of key employees of acquired businesses; and
•increased legal and accounting compliance costs.
In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. In the future, if our acquisitions do not yield expected returns, we may be required to take impairment charges to our results of operations based on our impairment assessment process, which could harm our results of operations.
We may experience challenges with managing our growth related to the acquisition of Curative Talent or other future acquisitions. The operation and integration of the acquired technologies and business operations may require substantial financial costs and management attention. If we fail to manage such integration processes in a timely and effective manner, our business and financial results may suffer. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, technologies, tools, and solutions effectively, our business, financial condition, and results of operations could be materially and adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenue.
In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or technology partnerships to develop proposed solutions and to pursue new markets, such as our agreement with U.S. News & World Report to offer a direct-to-patient scheduling tool for health systems. Proposing, negotiating, and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of solutions that achieve commercial success or result in significant revenue and could be terminated prior to developing any solutions.
Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future solutions. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.
We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.
We are continually executing on growth initiatives, strategies, and operating plans designed to enhance our business and extend our solutions. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies, and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating our business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If for any reason the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies, and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, and results of operations may be materially adversely affected.
We employ third-party licensed software and software components for use in or with our solutions, and the inability to maintain these licenses or the presence of errors or security vulnerabilities in the software we license could limit the functionality of our solutions and result in increased costs or reduced service levels, which could adversely affect our business.
Our network incorporates or utilizes certain third-party software and software components obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. In addition, if the third-party software we utilize has errors, security vulnerabilities, or otherwise malfunctions, the functionality of our solutions may be negatively impacted and our business may suffer.
We rely on software-as-a-service, or SaaS, technologies from third parties.
We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, marketing services, and data storage services. For example, we rely on Amazon Web Services for a substantial portion of our computing and storage capacity, and rely on Google for storage capacity and collaboration tools. We are also highly dependent on our technology integration with products offered by certain third parties. Amazon Web Services provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Similarly, Google provides us with storage capacity and certain collaboration tools, and also may non-renew its agreement by providing 15 days notice prior to the end of the then-current term. Some of our other vendor agreements may be unilaterally terminated by the counterparty for convenience. If these services become unavailable due to contract cancellations, extended outages or interruptions, because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing our offerings and supporting our consumers and partners could be impaired, and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could harm our business, financial condition, and results of operations.
Our growth depends in part on the success of our strategic relationships with third parties.
We anticipate that we will continue to depend on relationships with various third parties, including access to platforms and content providers and distributors to grow our business, authors who provide content (including learning and development material), and channel partners. Identifying, negotiating, and maintaining relationships with third parties require significant time and resources, as does integrating third-party content and technology. Our agreements with technology and content providers and similar third parties are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. In some cases, in particular with respect to content providers, these relationships are undocumented, or, if there are agreements in place, they may be easily terminable. Our competitors may be effective in providing incentives to these parties to favor their solutions or may prevent us from developing strategic relationships with these parties. These third parties may decide that working with us is not in their interest. In addition, these third parties may not perform as expected under our agreements with them, and we have had, and may in the future have, disagreements or disputes with these parties, which could negatively affect our brand and reputation. It is possible that these third parties may not be able to devote the resources we expect to the relationship or they may terminate their relationships with us. Further, as members increasingly access our services through mobile devices, we are becoming more dependent on the distribution of our mobile applications through third parties, and we may not be able to access their application program interfaces or be able to distribute our applications or provide ease of integration, and this may also impact our ability to monetize our mobile solutions. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our business could be impaired, and our operating results could suffer. Even if we are successful, these relationships may not result in improved operating results.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition, and results of operations.
We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our solutions and services. In addition, we obtain a portion of the data that we use from government entities, public records, and our partners for specific partner engagements. We believe that we have all rights necessary to use the data that is incorporated into our solutions and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and solutions.
In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our solutions and services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide solutions and services to our partners would be materially adversely impacted, which could have a material adverse effect on our business, financial condition, and results of operations.
We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology, and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain, or comply with any of these licenses could delay development until equivalent technology can be identified, licensed, and integrated, which would harm our business, financial condition, and results of operations.
Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. If our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.
Changes in accounting rules, assumptions, and/or judgments could materially and adversely affect us.
Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, and financial condition or result of operations.
We are subject to income taxes in the United States and our tax provision could also be impacted by changes in accounting principles and changes in U.S. federal and state tax laws applicable to corporations. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, and the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, significantly changed how the U.S. Department of Treasury imposes income taxes on U.S. corporations. We made significant judgments and assumptions in the interpretation of these laws and in our calculations reflected in our financial statements. The U.S. Department of Treasury, the

Internal Revenue Service, or the IRS, and other standard-setting bodies may issue additional guidance on how the provisions of the Tax Act and CARES Act will be applied or otherwise administered, and additional accounting guidance or interpretations may be issued in the future that is different from our current interpretation. As another example, the U.S. Supreme Court’s decision in South Dakota v. Wayfair, Inc., increasing states’ ability to assert taxing jurisdiction on out-of-state retailers could result in certain additional jurisdictions asserting that sales and use and other taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. After the U.S. Supreme Court's decision in South Dakota v. Wayfair, Inc., several U.S. states imposed an economic presence standard with respect to the imposition of taxes. These new rules often have uncertainty with respect to the level of activity necessary to cause a taxable presence for taxpayers within the state. Accordingly, additional jurisdictions may assert sales and use and other taxes, which could result in tax assessments, penalties, and interest, and we may be required to collect and remit/pay such taxes in the future. The U.S. Supreme Court’s decision in South Dakota v. Wayfair, Inc. increasing states’ ability to assert taxing jurisdiction on out-of-state retailers could result in certain additional jurisdictions asserting that sales and use and other taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future.
Our ability to limit our liabilities by contract or through insurance may be ineffective or insufficient to cover our future liabilities.
We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes, or security breaches. Contractual limitations on liability, however, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages and we are not always able to negotiate meaningful limitations. We maintain liability insurance coverage, including coverage for cybersecurity and errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time-consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our solutions and services, any of which could materially and adversely affect our reputation and our business.
Our business could be disrupted by catastrophic events such as power disruptions, data security breaches, and terrorism.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, commerce, and the global economy, and thus could harm our business. In the event of a major earthquake, hurricane, fire, cyber-attack, war, terrorist attack, disease, such as COVID-19, power loss, telecommunications failure, or other catastrophic events, we may be unable to continue our operations, in part or in whole, and may endure reputational harm, breaches of data security, and loss of critical data, all of which could harm our business, results of operations, and financial condition. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster, such as fires, floods, severe weather, droughts, and travel-related health concerns including pandemics and epidemics. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, access to our platform could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver our platform and solution to our customers and members would be impaired or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, financial condition, and results of operations would be harmed.
We have implemented a disaster recovery program that allows us to move website traffic to a backup data center in the event of a catastrophe. This allows us the ability to move traffic in the event of a problem, and the ability to recover in a short period of time. However, to the extent our disaster recovery program does not effectively support the movement of traffic in a timely or complete manner in the event of a catastrophe, our business and results of operations may be harmed.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition, and results of operations that may result from interruptions in access to our platform as a result of system failures.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.
Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.
We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor, and manage all the risks our business encounters. If our policies and procedures are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation, or be subject to litigation or regulatory actions that could adversely affect our business, financial condition, or results of operations.
Risks Related to Intellectual Property
We may not be able to halt the operations of entities that copy our intellectual property or that aggregate our data as well as data from other companies, including social networks, or copycat online services that may misappropriate our data. These activities could harm our brand and our business.
From time to time, third parties may try to access content or data from our networks through scraping, robots, or other means and use this content and data or combine this content and data with other content and data as part of their services. These activities could degrade our brand, negatively impact our website performance, and harm our business. We have employed contractual, technological, or legal measures in an attempt to halt unauthorized activities, but these measures may not be successful. In addition, if our members and customers do not comply with our terms of service, they also may be able to abuse our tools, solutions, and services and provide access to our solutions and content to unauthorized users. We may not be able to detect any or all of these types of activities in a timely manner and, even if we could, technological and legal measures may be insufficient to stop these actions. In some cases, particularly in the case of online services operating from outside of the United States, our available legal remedies may not be adequate to protect our business against such activities. Regardless of whether we can successfully enforce our rights against these parties, any measures that we may take could require us to expend significant financial or other resources.
Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition, and results of operations.
Our commercial success depends on our ability to develop and commercialize our services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any material claims from third parties asserting infringement of their intellectual property rights.
Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. Whether merited or not, we have in the past and may in the future face allegations that we, our partners, our licensees, or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.
Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. In some cases, rather than licensing third party content, we rely on the doctrine of fair use as we incorporate excerpts of third party content in a curated content feed for our users, and we may face allegations that such use of third party content does not qualify to be treated as a fair use. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources, and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our solutions or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected solutions and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees, or grant cross-licenses to intellectual property rights for our solutions and services. We may also have to redesign our solutions or services so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and solutions may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology, license the technology on reasonable terms, or obtain similar technology from another source, our revenue and earnings could be adversely impacted.
In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our solutions.
Failure to maintain, protect, or enforce our intellectual property rights could harm our business and results of operations.
We pursue the registration of our domain names, trademarks, and service marks in the United States. We also strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others.
Effective trade secret, patent, copyright, trademark, and domain name protection is expensive to obtain, develop, and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. We may, over time, increase our investment in protecting our intellectual property through patent filings that could be expensive and time-consuming. Our trademarks and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Moreover, any issued patents we obtain may not provide us with a competitive advantage and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, due to a recent U.S. Supreme Court case, it has become increasingly difficult to obtain and assert patents relating to software or business methods, as many such patents have been invalidated for being too abstract to constitute patent-eligible subject matter. We do not know whether this will affect our ability to obtain patents on our innovations, or successfully assert any patents we may pursue in litigation or pre-litigation campaigns.
Monitoring unauthorized use of the content on our apps and websites, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights. We may not be successful in stopping unauthorized use of our content or other intellectual property or technology. Further, we may not have been and may not be able to detect unauthorized use of our technology or intellectual property, or to take appropriate steps to enforce our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our solutions and services. Our competitors may also independently develop similar technology. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every jurisdiction in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property rights could result in competitors offering solutions that incorporate our most technologically advanced features, which could reduce demand for our solutions.
We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of intellectual property rights claimed by others. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the use or technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Litigation is inherently uncertain and any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. If we fail to maintain, protect, and enforce our intellectual property, our business and results of operations may be harmed.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our intellectual property in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We believe that our brand is critical to the success of our business, and we utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.
The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or solutions in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.
We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, including our technology platform, and to maintain our competitive position. With respect to our technology platform, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology in part by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside contractors, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.
Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could harm our competitive position, business, financial condition, results of operations, and prospects.
Our solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.
Our solutions include software covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide non-infringement warranties or warranties related to the performance or suitability of the software. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.
We license certain intellectual property, including technologies and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our solutions and services, or adversely impact our ability to commercialize future solutions and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.
If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new solutions or services in the future.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new solutions or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our solutions and services. Such royalties are a component of the cost of our solutions or services and may affect the margins on our solutions and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be affected. If licenses to third-party intellectual property rights are, or become required for us, to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations, and prospects.
We rely on third-party platforms, such as the Apple App Store and Google Play App Store, to distribute our platform and offerings.
Our apps are accessed and operate through third-party platforms or marketplaces, including the Apple App Store and Google Play App Store, which also serve as significant online distribution platforms for our apps. As a result, the expansion and prospects of our business and our apps depend on our continued relationships with these providers and any other emerging platform providers that are widely adopted by consumers. We are subject to the standard terms and conditions that these providers have for application developers, which govern the content, promotion, distribution, and operation of apps on their platforms or marketplaces, and which the providers can change unilaterally on short or no notice. Our business would be harmed if the providers discontinue or limit our access to their platforms or marketplaces; the platforms or marketplaces decline in popularity; the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies, including fees; the providers adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our apps in order to ensure that consumers can continue to access and use our platform.
If alternative providers increase in popularity, we could be adversely impacted if we fail to create compatible versions of our apps in a timely manner, or if we fail to establish a relationship with such alternative providers. Likewise, if our current providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.
In the past, some of these platforms or marketplaces have been unavailable for short periods of time. If this or a similar event were to occur on a short- or long-term basis, or if these platforms or marketplaces otherwise experience issues that impact the ability of consumers to download or access our apps and other information, it could have a material adverse effect on our brand and reputation, as well as our business, financial condition, and operating results.
Risks Related to the Healthcare Industry
The healthcare regulatory and political framework is uncertain and evolving.
Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. On March 9, 2020, the U.S. Department of Health and Human Services, or HHS, Office of the National Coordinator for Health Information Technology, or ONC, and CMS promulgated final rules aimed at supporting seamless and secure access, exchange, and use of electronic health information, or EHI, by increasing innovation and competition by giving patients and their healthcare providers secure access to health information and new tools, allowing for more choice in care and treatment. The final rules are intended to clarify and operationalize provisions of the 21st Century Cures Act, or Cures Act, regarding interoperability and “information blocking,” and create significant new requirements for healthcare industry participants. Information blocking is defined as activity that is likely to interfere with, prevent, or materially discourage access, exchange, or use of EHI, where a health information technology developer, health information network, or health information exchange knows or should know that such practice is likely to interfere with access to, exchange, or use of EHI. The new rules create significant new requirements for healthcare industry participants, and require certain electronic health record technology to incorporate standardized application programming interfaces, or APIs, to allow individuals to securely and easily access structured EHI using smartphone applications. The ONC will also implement provisions of the Cures Act requiring that patients can electronically access all of their EHI (structured and/or unstructured) at no cost. Finally, to further support access and exchange of EHI, the final ONC rule implements the information blocking provisions of the Cures Act and identified eight “reasonable and necessary activities” as exceptions to information blocking activities, as long as specific conditions are met. Pursuant to the final rule, health IT developers will be subject to requirements such as prohibitions on participating in any action that constitutes information blocking, providing certification to the Secretary of HHS that they will not take actions that constitute information blocking, and other requirements regarding information blocking six months from when the final rule is published in the Federal Register. Certified API Developers must comply with new administrative requirements within six months of when the rule is published in the Federal Register and must provide all certified API technology within twenty-four months after publication of the rule in the Federal Register
In light of the COVID-19 public health emergency, on October 29, 2020, HHS published an interim final rule delaying the effective date of compliance with the final information blocking and Conditions and Maintenance of Certification portions of the rule beyond the enforcement discretion period that was initially announced. Pursuant to the interim final rule, health IT developers will be subject to requirements such as prohibitions on participating in any action that constitutes information blocking, providing certification to the Secretary of HHS that they will not take actions that constitute information blocking, and other requirements regarding information blocking beginning April 5, 2021. Certified API Developers must comply with new administrative requirements beginning April 5, 2021 and must provide all certified API technology December 31, 2022.
The final CMS rule focuses on patients enrolled in Medicare Advantage plans, Medicaid and Children’s Health Insurance Program (CHIP) fee-for-service programs, Medicaid managed care plans, CHIP managed care entities, and qualified health plans on the federally-facilitated exchanges, and enacts measures to enable patients to have both their clinical and administrative information travel with them. By January 1, 2021, payors must make patient data dating back to January 1, 2016 available through an API. As a result of the COVID-19 pandemic and to provide additional flexibility to payors, CMS will exercise enforcement discretion for a period of six months in connection with the Patient Access API and Provider Directory API provisions of the final CMS rule and therefore will not enforce these new requirements until July 1, 2021.
These rules constitute a significant departure from previous regulations regarding patient data. These rules may benefit us in that certain electronic health record, or EHR, vendors will no longer be permitted to interfere with our attempts at integration, but the rules may also make it easier for other similar companies to enter the market, creating increased competition and reducing our market share. It is unclear at this time what the costs of compliance with the final rules will be, and what additional risks there may be to our business.
In addition to the implementation of the Cures Act, certain regulatory changes that have occurred in response to the COVID-19 pandemic, have created opportunities for us. For example, many states have expanded Medicare and commercial reimbursement for telehealth, in many cases at parity with brick and mortar services and with $0 co-pay. However, if states do not maintain this reimbursement parity after the pandemic, this could lower usage of our network. In addition, OCR has announced that they will not impose penalties for noncompliance with the regulatory requirements under the HIPAA Rules for covered healthcare providers in connection with good faith provision of telehealth during the COVID-19 nationwide public health emergency. However, if this enforcement discretion is rescinded and if other changes are rolled back after the pandemic, such changes could negatively impact usage on our network.
Consolidation in the healthcare industry could have a material adverse effect on our business, financial condition, and results of operations.
Many healthcare industry participants are consolidating to create larger and more integrated healthcare delivery systems with greater market power. We expect regulatory and economic conditions to result in additional consolidation in the healthcare industry in the future. As consolidation accelerates, the economies of scale of our customers’ organizations may grow. If a customer experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our solutions and services. In addition, as healthcare providers and life sciences companies consolidate to create larger and more integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our solutions and services. Finally, consolidation may also result in the acquisition or future development by our healthcare provider and life sciences customers of solutions and services that compete with our solutions and services. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition, and results of operations.
If we or our customers fail to comply with federal and state healthcare laws, including those governing fee splitting, our business, and financial relationships, we or our customers may be subject to significant administrative, civil, and criminal penalties.
As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state, and local governmental entities. The impact of these regulations can adversely affect us even though we may not be directly regulated by certain specific healthcare laws and regulations. We must ensure that our solutions and services can be used by our customers in a manner that complies with those laws and regulations. Inability of our customers to do so could affect the marketability of our solutions and services or our compliance with our customer contracts, or even expose us to direct liability under the theory that we had assisted our customers in a violation of healthcare laws or regulations.
For example, many states limit the scope of business relationships between business entities and medical professionals, particularly with respect to fee splitting. While many states’ fee-splitting laws only prohibit a physician from sharing medical fees with a referral source, some states have interpreted certain management agreements between business entities and physicians as unlawful fee-splitting. Statutes and regulations relating to the practice of medicine, fee-splitting, and similar issues vary widely from state to state. Because these laws are often vague, their application is frequently dependent on court rulings and attorney general opinions. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our agreements with providers licensed in the state. However, regulatory authorities or other parties, including our providers, may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with our provider customers constitute unlawful fee splitting. These laws generally prohibit us from exercising control over the medical judgments or decisions of physicians and non-physician healthcare providers and from engaging in certain financial arrangements, such as splitting professional fees with healthcare providers. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our provider customers, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our provider customers that interfere with our business and other materially adverse consequences. Further, certain laws may apply to us indirectly through our relationships with healthcare professionals. For example, certain federal and state anti-kickback and false claims laws may apply to us indirectly through our arrangements with healthcare professionals and entities.
These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our solutions or services to comply with these laws and regulations could result in substantial administrative, civil, or criminal liability and could, among other things, adversely affect demand for our services, force us to expend significant capital, research and development, and other resources to address the failure, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payors, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require a costly response from us.
Our solutions address heavily regulated functions within the life sciences industry, and failure to comply with applicable laws and regulations could lessen the demand for our solutions or subject us to significant claims and losses.
Our customers use our solutions for business activities that are subject to a complex regime of laws and regulations, including requirements regarding processing of health data (as set forth in 45 CFR Part 164 of HIPAA), and other state, local, and federal laws and regulations. Our solutions are expected to be capable of use by our customers in compliance with such laws and regulations. Our efforts to provide solutions that comply with such laws and regulations are time-consuming and costly and include validation procedures that may delay the release of new versions of our solutions. As these laws and regulations change over time, we may find it difficult to adjust our solutions to comply with such changes.
As we increase the number of solutions we offer, the complexity of adjusting our solutions to comply with legal and regulatory changes will increase. If we are unable to effectively manage this increase or if we are not able to provide solutions that can be used in compliance with applicable laws and regulations, customers may be unwilling to use our solutions and any such non-compliance could result in the termination of our customer agreements or claims arising from such agreements with our customers.
Additionally, any failure of our customers to comply with laws and regulations applicable to the functions for which our solutions are used could result in fines, penalties, or claims for substantial damages against our customers that may harm our business or reputation. If such failure were allegedly caused by our solutions or services, our customers may make a claim for damages against us, regardless of our responsibility for the failure. We may be subject to lawsuits that, even if unsuccessful, could divert our resources and our management’s attention and adversely affect our business and customer relationships, and our insurance coverage may not be sufficient to cover such claims against us.
Evolving government regulations may require increased costs or adversely affect our results of operations.
In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.
Further, we cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action, particularly as a result of the new Presidential administration. The introduction of new solutions may require us to comply with additional, yet undetermined, laws and regulations. In addition, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.
In the event that we must modify our operations to comply with future laws, such modifications may undermine our existing and future offerings' attractiveness to customers, and our revenue may decline and our business, financial condition, and results of operations could be adversely affected.
Risks Related to This Offering and Ownership of Our Class A Common Stock
There has been no prior market for our Class A common stock. An active market may not develop or be sustained, and investors may be unable to resell their shares at or above the initial public offering price.
There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our Class A common stock will trade.
Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.
The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•actual or anticipated fluctuations in our financial conditions and results of operations;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;
•changes in stock market valuations and operating performance of other healthcare and technology companies generally, or those in our industry in particular;
•price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•changes in our board of directors or management;

•sales of large blocks of our Class A common stock, including sales by certain affiliates of Jeff Tangney, Emergence Capital Partners II, L.P., or Emergence Capital Partners, InterWest Partners X, L.P., or InterWest Partners, and Morgenthaler Ventures IX, L.P., or Morgenthaler Ventures, or our executive officers and directors;
•lawsuits threatened or filed against us;
•anticipated or actual changes in laws, regulations, or government policies applicable to our business;
•changes in our capital structure, such as future issuances of debt or equity securities;
•short sales, hedging, and other derivative transactions involving our capital stock;
•general economic conditions in the United States.;
•“flash crashes,” “freeze flashes,” or other glitches that disrupt trading on the securities exchange on which we are listed;
•other events or factors, including those resulting from war, pandemics (including the COVID-19 pandemic), incidents of terrorism, or responses to these events; and
•the other factors described in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition, and results of operations.
The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers (including our Chief Executive Officer) and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.
Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers and directors and their affiliates, will together hold approximately           % of the voting power of our outstanding capital stock following this offering. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a substantial majority of the combined voting power of our common stock following this offering and therefore, assuming no material sales of such shares, will be able to control all matters submitted to our stockholders for approval until            years from the date of this prospectus, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock.” Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, our executive officers (including our Chief Executive Officer), employees, directors and their affiliates retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock. For a description of the dual class structure, see “Description of Capital Stock.”
Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their investment.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following the closing of this offering. Therefore, if you purchase shares of our Class A common stock in this offering at the initial public offering price of $          per share, you will experience immediate dilution of $          per share, the difference between the price per share you pay for our Class A common stock and the pro forma net tangible book value per share as of December 31, 2020, after giving effect to the issuance of shares of our Class A common stock in this offering. See the section titled “Dilution” for additional information.
Future sales and issuances of our Class A common stock or rights to purchase Class A common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.
In the future, we may sell Class A common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We expect to issue securities to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock, including our Class A common.
If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.
If our existing stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. Our executive officers and directors and certain of our stockholders are subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares Eligible for Future Sale.” After these lock-up periods have expired, the holding periods have elapsed and, in the case of restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.
In addition, following the expiration of the lock-up agreements referred to above, certain stockholders will be entitled, under our investors’ rights agreement, to require us to register shares owned by them for public sale in the United States. We also expect to file a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
Additionally, certain of our employees, executive officers, and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our Class A common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, nonpublic information, subject to the expiration of the lock-up agreements and Rule 144 requirements referred to above.

If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish negative views on us or our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management has broad discretion in the application of the net proceeds from this offering, including for working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use.
The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest such proceeds in a manner that does not produce income or that loses value, which may negatively impact the market price of our Class A common stock.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:
•amendments to certain provisions of our amended and restated certificate of incorporation or amendments to our amended and restated bylaws will generally require the approval of at least 66 2/3% of the voting power of our outstanding capital stock;
•our dual class common stock structure, which provides certain affiliates of Jeff Tangney, Emergence Capital Partners, InterWest Partners, and Morgenthaler Ventures individually or together, with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;
•our staggered board;
•at any time when the holders of our Class B common stock no longer beneficially own, in the aggregate, at least the majority of the voting power of our outstanding capital stock, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;
•our amended and restated certificate of incorporation will not provide for cumulative voting;
•vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders, subject to the rights granted pursuant to the stockholders agreement;
•a special meeting of our stockholders may only be called by the chairperson of our board of directors or our Chief Executive Officer, as applicable, or a majority of our board of directors;
•restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;

•our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and
•advance notice procedures apply for stockholders (other than the parties to our stockholders agreement) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.
Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
Our amended and restated bylaws will designate specific state or federal courts located as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;
•any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or
•any action asserting a claim that is governed by the internal affairs doctrine, or the Delaware Forum Provision.
The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Securities Act, or the Securities Exchange Act of 1934, or the Exchange Act. Further, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is

found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
We do not intend to pay dividends for the foreseeable future.
We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition or results of operations.
General Risk Factors
We may incur significant additional costs and expenses, including costs and expenses associated with obligations relating to being a public company, which will require significant resources and management attention and may divert focus from our business operations, and we may generate losses in the future.
We incur significant expenses in developing our technology, marketing and providing the tools and solutions we offer, and acquiring customers. Our costs may increase due to our continued new product development and general administrative expenses, such as legal and accounting expenses related to becoming and being a public company. We have not been required in the past to comply with the requirements of the SEC, to file periodic reports with the SEC, or to have our consolidated financial statements completed, reviewed, or audited and filed within a specified time. As a public company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, we will incur significant legal, accounting, insurance, and other expenses. Compliance with these reporting requirements and other rules of the SEC and the rules of the New York Stock Exchange will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, operating results, financial condition, and prospects. If we fail to manage these additional costs or increase our revenue, we may incur losses in the future.
We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.
We may remain an “emerging growth company” until as late as March 31, 2027, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.
The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline or become more volatile.
If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.
As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act at the time of our second annual report on Form 10-K. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.
The process of designing and implementing internal controls over financial reporting is time consuming, costly, and complicated. If during the evaluation and testing process, we identify one or more material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our expectations regarding our revenue, expenses, and other operating results;
•our future financial performance;
•our expectations and management of future growth;
•our ability to acquire new members and successfully retain existing members;
•our ability to acquire new customers and successfully retain existing customers;
•our ability to achieve or maintain our profitability;
•future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;
•the costs and success of our sales and marketing efforts, and our ability to promote our brand;
•our ability to effectively manage our growth, including our ability to identify, retain, and recruit personnel, and maintain our culture;
•our ability to comply with laws and regulations;
•our ability to successfully defend litigation brought against us;
•our ability to maintain, protect, and enhance our intellectual property rights and any costs associated therewith;
•our ability to maintain data privacy and data security;
•our ability to respond to rapid technological changes;
•the effects of the COVID-19 pandemic or other public health crises;
•our expectations regarding the impact of the COVID-19 pandemic and the end of the COVID-19 pandemic on our business;
•our ability to compete effectively with existing competitors and new market entrants;
•the growth rates of the markets in which we compete;
•the increased expenses associated with being a public company;
•the sufficiency of our cash and cash equivalents and marketable securities to meet our liquidity needs;
•our ability to comply with modified or new laws and regulations applying to our business;
•our ability to successfully identify, acquire, and integrate companies and assets;
•our expectations regarding the time during which we will be, and the risks related to our status as, an emerging growth company under the JOBS Act;

•developments and projections relating to our competitors and our industry, including competing solutions;
•impact from future regulatory, judicial, and legislative changes or developments that may affect our customers’ or our business;
•the risks related to our Class A common stock, our dual class common stock structure and this offering; and
•our anticipated uses of net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data, estimates, and forecasts that are based on various sources, including independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.
Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. Certain of these publications, studies, and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific or global market. The source of these independent industry publications is provided below:
•BIA Advisory Services;
•Center for Medicare & Medicaid Services;
•Fitch Solutions;
•GVR Research;
•IBISWorld;
•International Data Corporation, or IDC;
•IQVIA;
•Journal of the American College of Surgeons;
•Journal of the American Medical Association, or JAMA;
•Kaiser Family Foundation;
•Kantar Media Intelligence;
•PubMed;
•The Association for Advancing Physician and Provider Recruitment;
•The COVID-19 Healthcare Coalition;
•The Physicians Foundation by Merritt Hawkins;
•U.S. News & World Report; and
•ZS Associates, Inc.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $          million (or approximately $          million if the underwriters exercise their over-allotment option to purchase additional shares in full), based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive proceeds from the sale of Class A common stock in this offering by the selling stockholders.
Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $          million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $          million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions payable by us.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the public equity markets.
We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents and marketable securities, for working capital, other general corporate purposes, and to fund our growth strategies, including continued investments in our business. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, solutions, services, technologies, or other assets. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.
Based on our current operating plan, we believe that our existing cash and cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient to meet our working capital and capital expenditure needs for at least the next               months. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.
Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth cash and cash equivalents and marketable securities and total capitalization, as of March 31, 2021:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of         shares of our Class B common stock, (ii) the reclassification of          shares of our outstanding common stock into an equivalent number of shares of our Class B common stock, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, and (ii) the sale and issuance by us of          shares of our Class A common stock in this offering, based on the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that is included elsewhere in this prospectus.

As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
(unaudited)
(in thousands, except per share data)
Cash and cash equivalents and marketable securities	$	$	$
Total assets	$	$	$
Redeemable convertible preferred stock, $0.001 par value, shares authorized, shares issued and outstanding, actual; no shares authorized, or issued and outstanding, pro forma or pro forma as adjusted
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; no shares authorized, or issued and outstanding, pro forma and pro forma as adjusted
Class A common stock, $0.001 par value, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted
Class B common stock, $0.001 par value, no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Retained earnings
Total stockholders’ equity (deficit)	$	$	$
Total capitalization	$	$	$

If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit), total capitalization, and shares of Class A common stock issued and outstanding as of March 31, 2021 would be $          million, $          million, $          million, $          million and          shares, respectively.
Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents and marketable securities, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our cash and cash equivalents and marketable securities, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $          million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.
The number of shares of our common stock to be outstanding after this offering on a pro forma and pro forma as adjusted basis is based on 0 shares of our Class A and          shares of Class B common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2021 and excludes:
•          shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $           per share;
•          shares of Class B common stock issuable pursuant to a warrant to purchase shares of our Class B common stock that was outstanding as of March 31, 2021, with an exercise price of $          per share;
•         shares of our Class B common stock reserved for future issuance pursuant to our 2010 Plan, as amended, which shares will cease to be available for issuance upon the effectiveness of our 2021 Plan, which will become effective immediately prior to the date our registration statement relating to this offering becomes effective; and
•         shares of our Class A common stock reserved for future issuance under our share-based compensation plans, to be adopted in connection with this offering, consisting of:
•          shares of our Class A common stock reserved for future issuance under our 2021 Plan; and
•          shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective immediately prior to the date of our registration statement relating to this offering becomes effective.
Each of our 2021 Plan and ESPP provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2010 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2021 was $         million, or $         per share. Our pro forma net tangible book value (deficit) as of March 31, 2021 was $         million, or $         per share, based on the total number of shares of our common stock outstanding as of March 31, 2021, after giving effect to the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2021 into an aggregate of         shares of our Class B common stock.
After giving effect to the sale by us of            shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $           million, or $          per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and immediate dilution of $        per share to investors purchasing shares of our Class A common stock in this offering at an assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$
Pro forma increase in net tangible book value (deficit) per share as of March 31, 2021 attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of March 31, 2021
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $          , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $          , assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $          per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $          per share, assuming the initial public offering price of $          per share remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase                additional shares of our Class A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $            per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2021, after giving effect to the conversion and reclassification of all outstanding shares of redeemable convertible preferred stock into our Class B common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and redeemable convertible preferred stock, cash received from the exercise of stock options to purchase Class B common stock, and the average price per share paid or to be paid to us at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted - Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$
Totals		100%	$	100%
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors will experience further dilution.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.
The foregoing tables and calculations (other than historical net tangible book value) are based on 0 shares of Class A common stock and         Class B common stock (including shares of our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2021 and excludes:
•         shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $         per share;
•         shares of Class B common stock issuable pursuant to a warrant to purchase shares of our Class B common stock that was outstanding as of March 31, 2021, with an exercise price of $         per share;
•         shares of our Class B common stock reserved for future issuance pursuant to our 2010 Plan, as amended, which shares will cease to be available for issuance upon the effectiveness of our 2021 Plan, which will become effective immediately prior to the date our registration statement relating to this offering becomes effective; and
•         shares of our Class A common stock reserved for future issuance under our share-based compensation plans, to be adopted in connection with this offering, consisting of:
•          shares of our Class A common stock reserved for future issuance under our 2021 Plan; and

•          shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective immediately prior to the date our registration statement relating to this offering becomes effective.
Each of our 2021 Plan and ESPP provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2010 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”
To the extent that any outstanding options or warrant to purchase our common stock are exercised, new awards are granted under our equity compensation plans, or we issue any securities or convertible debt in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and accompanying notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. The last day of our fiscal year is March 31. Our fiscal quarters end on June 30, September 30, December 31, and March 31. Fiscal 2021, our current fiscal year, will end on March 31, 2021.
Overview
We are the leading digital platform for U.S. medical professionals, as measured by the number of U.S. physician members, with over 1.8 million medical professional members as of March 31, 2021. Our members include more than 80% of physicians across all 50 states and every medical specialty.
Our mission is to help every physician be more productive and provide better care for their patients. We are physicians-first, putting technology to work for doctors instead of the other way around. That guiding principle has enabled Doximity to become an essential and trusted professional platform for physicians. Our cloud-based platform provides our members with tools specifically built for medical professionals, enabling them to collaborate with their colleagues, securely coordinate patient care, conduct virtual patient visits, stay up-to-date with the latest medical news and research, and manage their careers. Doximity membership is free for physicians. Our revenue-generating customers, primarily pharmaceutical manufacturers and healthcare systems, have access to a suite of commercial solutions that benefit from broad physician usage.
At the core of our platform is the largest medical professional network in the nation, which creates proximity within our community of doctors and hundreds of thousands of other medical professionals. Verified members can search and connect with colleagues and specialists, which allows them to better coordinate patient care and streamline referrals. Our newsfeed addresses the ever increasing sub-specialization of medical expertise and volume of medical research by delivering news and information that is relevant to each physician's clinical practice. We also support physicians in their day-to-day practice of medicine with mobile-friendly and easy-to-use clinical workflow tools such as voice and video dialer, secure messaging, and digital faxing. We had over 300,000 unique active providers (which we define as physicians, doctors of osteopathy, physician assistants, and nurse practitioners) use our telehealth tools in the quarter ended March 31, 2021.
Our Marketing Solutions enable our pharmaceutical and health system customers to get the right content, services, and peer connections to the right medical professionals through a variety of modules. Our pharmaceutical manufacturer customers include 20 out of the top 20 pharmaceutical manufacturers by their revenue, and have generally experienced median returns on investment, or ROIs, of 10:1, according to studies we have commissioned.3 Our health system customers include 20 of the top 20 health systems by U.S. News & World Report Best Hospitals ranking, and have generally realized median ROIs greater than 13:1, according to analyses using 3rd-party data. Our Hiring Solutions provide digital recruiting capabilities to health systems and medical recruiting firms.
As the COVID-19 pandemic placed unprecedented strain on the U.S. healthcare delivery system, and healthcare providers and patients increasingly needed access to effective and easy-to-use virtual care tools, we launched our enterprise-level Telehealth Solutions for health systems, with a beta version available in April and a full launch in May of 2020. Our Telehealth Solutions, which are software tools that include voice and video Dialer, are designed to easily connect patients with care providers. We delivered over 63 million telehealth visits in fiscal 2021. As a result, we have seen rapid adoption of our commercial Telehealth Solutions, with subscription agreements signed with over 150 health systems as of March 31, 2021.
3 ROI is conducted by third party provider          and measured across 16 eligible campaigns active between April 2018 and March 2021. ROI ranges from 2:1 - 190:1, reflecting variation across therapy area, product price, product maturity, and the number of months over which the ROI was measured.

Our subscription-based business model and strong relationships with both pharmaceutical manufacturers and health systems drive highly visible revenue. We do not generate revenue from membership of medical professionals, other than a de minimis amount generated from member subscriptions for Dialer Pro. We are able to grow revenue from existing customers through an effective land and expand strategy, demonstrated by our         % net revenue retention rate as of March 31, 2021 (see the section titled “—Key Business and Financial Metrics” for additional information).
Our business model has delivered high revenue growth at scale, while increasing profitability. For the nine months ended December 31, 2019 and 2020, we recorded revenue of $80.0 million and $140.2 million, respectively, representing a year-over-year growth rate of 75%. Our net income was $22.3 million and $28.7 million for the nine months ended December 31, 2019 and 2020, respectively. For the nine months ended December 31, 2019 and 2020, we generated Adjusted EBITDA of $14.6 million and $38.0 million, respectively. We have accomplished this while focusing on our core mission to help every physician be more productive and provide better care for their patients.
Our Business Model
Our customers are primarily healthcare organizations, in particular pharmaceutical manufacturers, health systems, and medical recruiting firms, who purchase subscriptions for our Marketing Solutions, Hiring Solutions, and Telehealth Solutions. In fiscal 2021, we had over          subscription customers, of which         contributed at least $100,000 of subscription revenue and         contributed at least $1,000,000 in subscription revenue. In fiscal 2021,         % of our revenue was generated from subscriptions.
We are able to land customers through our direct sales team and then expand in several ways depending on customer type:
•For pharmaceutical customers, we can cross-sell subscriptions for our Marketing Solutions to different brands within their portfolio of medications or upsell additional modules. Modules are the core building blocks of our customers’ marketing plan and are additive to one another. Our modules can be categorized as Awareness, Interactivity, and Peer. We package them into campaigns to meet the needs of our customers.
•For health system customers, we can cross-sell subscriptions for our Marketing Solutions to different service lines or upsell additional modules similar to those sold to pharmaceutical customers. Service lines refer to patient-centric clinical specialties such as cardiology, oncology, neurology, and otolaryngology, among others. We also are able to sell subscriptions to health system customers for our Hiring and Telehealth Solutions.
As of March 31, 2021, for the top 20 pharmaceutical manufacturers by their revenue, our average number of brands per customer was 13, and for the top 20 health systems by U.S. News & World Report Best Hospitals ranking, the average number of service lines per health system was 7.
Marketing Solutions
Marketing Solutions contributed greater than        % of our revenue in fiscal 2021. We offer our Marketing Solutions to both pharmaceutical manufacturers and health systems, either directly or through media agencies on their behalf. Our Marketing Solutions enable these customers to serve our members with tailored content that is highly relevant to their clinical practices. Marketing Solutions customers can execute efficient campaigns by directly reaching specific groups of our members with tailored messaging. We charge for Marketing Solutions based on audience composition and modules purchased.
In the case of pharmaceutical manufacturers, we arrange subscription-based marketing campaigns with individual brands within their portfolios of medications. When we sign up a new pharmaceutical manufacturer as a customer, we typically first sell one module to one brand and then we expand within that manufacturer by selling to additional brands and selling access to additional modules. For example, for one top 20 pharmaceutical customer, we began working with one brand and one module in fiscal 2013 and in fiscal 2021 we worked with 29 brands within their portfolio of medications and an average of 3 modules per brand.

Our health systems customers purchase our modules and then execute campaigns on a service line basis. These customers pay for subscription-based access to our platform which helps them build brand awareness among medical professionals and attract new patients through referrals. We provide our health systems customers with access to Awareness and Interactivity modules as well as the ability to message to medical professionals on our network based on specialty, credential, location, or other custom attributes via our Peer module.
Hiring Solutions
We offer our Hiring Solutions to both health systems and medical recruiting firms, which pay for subscriptions that provide them with the ability to search and connect with medical professionals who are on Doximity. This offering enables health systems and medical recruiting firms to market their job openings through a combination of posts and direct messages to Doximity members. These hiring campaigns are highly targeted across a range of medical specialties and sub-specialties. As a result, Doximity members learn about opportunities that they might not otherwise have been aware of.
Our Hiring Solutions customers purchase subscriptions priced based on the number of messages that may be sent and job openings that may be posted. We also have a full-service medical recruiting offering called Curative, which we acquired in fiscal 2021. Our Curative customers generally pay us on a placement fee basis, which is our only non-subscription revenue stream.
Telehealth Solutions
We offer our Telehealth Solutions to health systems, medical groups, and individual medical practitioners. Health systems purchase access to our telehealth suite, including voice and video Dialer, for use by their own medical professionals. This enables medical professionals to conduct virtual patient visits, as well as physician-to-physician communications, on our easy-to-use and reliable mobile and web-based applications. In response to the COVID-19 pandemic, we launched our enterprise-level Telehealth Solutions for free to health systems, with a beta version available in April and a full launch in May of 2020 and began charging for access to these solutions on January 1, 2021. Health systems purchase a subscription for access to our Telehealth Solutions. Pricing is based on the size of the health system, as determined by the number of hospital beds.
We have seen rapid adoption of our Telehealth Solutions among our health system customers, due to existing organic usage from Doximity members who have used our productivity tools in the past. We offer our Telehealth Solutions to members of our physician network on a per-user subscription basis and a lighter-functionality version to our physician members for free. This member-level individual telehealth offering is an important awareness and sales lead generation tool for our Dialer Enterprise solution. We estimate that as of March 31, 2021, over 90% of U.S. hospitals have Dialer users at their facility, providing an organic sales funnel from our member-level offering to our Dialer Enterprise offering.
Impact of COVID-19
The COVID-19 pandemic has had, and continues to have, a significant impact on the U.S. economy and the markets in which we operate. Doximity has been privileged to play an important role in supporting physicians, medical professionals, and health systems nationwide during this time. Our business has performed strongly, demonstrating the value and effectiveness of our platform to both our members and customers. While certain of the COVID-19 pandemic-related trends underlying our positive performance may not continue after the pandemic eases, we believe that certain key underlying trends have been accelerated and will persist long after the pandemic ends.
For example, use of our Marketing Solutions grew rapidly in fiscal 2021 as the traditional use of in-person sales representatives for pharmaceutical marketing became largely untenable due to the pandemic. However, the shift to digital channels has been underway for several years, and while it was accelerated by the pandemic, it is expected to continue going forward. According to IDC, the U.S. healthcare and pharmaceutical industry is expected to spend 38% of its total advertising expenditure on digital channels in 2025, a 37% increase in digital share from 2020.
The COVID-19 pandemic also significantly increased the awareness and use of our telehealth offerings, and in response, we accelerated the roll-out of Dialer Enterprise. While there can be no assurance that the levels of interest, demand, and use of our telehealth offerings will continue to grow at current levels, we believe both patients and medical professionals have recognized the widespread value and utility of telehealth such that its use will remain prevalent. According to the Telehealth Impact Study from the COVID-19 Healthcare Coalition, 68% of respondents are motivated to increase telehealth use in their practices, and the majority would like to continue to offer telehealth for chronic disease management, medical management, care coordination, and preventative care following the pandemic.
For additional information, see “Risk Factors—Risks Related to Our Business—The COVID-19 pandemic and any other future pandemic, epidemic, or outbreak of an infectious disease may adversely affect our business, financial condition, and results of operations.”
Key Factors Affecting Our Performance
The Size and Engagement of our Network of Medical Professionals
We provide physicians and healthcare organizations with access to the largest network of medical professionals in the United States and we generate engagement with our platform by medical professionals in a number of ways. Medical professionals are able to stay informed on the latest medical news, find and interact with colleagues, coordinate patient care with other specialists, participate in clinical discussions, manage their careers, and conduct virtual patient visits. Our customers are able to offer highly relevant marketing and hiring campaigns to this engaged community of medical professionals.
We believe that the size and engagement of our network of medical professionals enhances our ability to provide an attractive value proposition to both our members and customers. As we have increased the scale and engagement of our member network, we have been able to offer more effective connectivity to our members and more tailored Marketing, Hiring, and Telehealth Solutions to our customers. We plan to continue to harness our scale to further grow the value proposition of our platform for all stakeholders.
Ability to Expand Within Existing Customers and Attract New Customers
Our goal is to grow revenue from our existing customers, and continue to attract new ones. We grow revenue from our existing customers through subscription renewals, cross-selling to new pharmaceutical manufacturer brands and health system service lines, and upselling of modules and/or solutions. For example, revenue from our top 20 customers has increased by a median multiple of         since fiscal 2017.4 Although we have grown our customers at a rapid rate, there is still considerable whitespace for our offerings. Across the brands of our existing pharmaceutical customers that generate U.S. sales of $100 million or more for those customers, we estimate that we are less than 5% penetrated into their physician marketing budgets for those brands.
We also aim to attract new customers to our platform and solutions. We gain new customers through a combination of unpaid channels, such as recommendations and word of mouth within the industry, and paid channels, such as brand marketing and our teams of sales representatives. The majority of our sales and marketing budget is spent on our sales team. We continue to add new modules broadening our use cases and applicability for different customers, and therefore we believe we have a significant opportunity to increase our number of customers.
Innovation and New Product Offerings
We have consistently invested in our platform solutions and technology to drive innovation to remain responsive to the evolving needs of our members and customers.
For our members, we continuously improve and add features to the network, newsfeed, and productivity tools that we offer, driving new member sign-ups and higher engagement. For example, the flexible and cloud-based nature of our platform enabled us to rapidly roll out our video Dialer to our members upon the onset of the COVID-19 pandemic.
4 For our top 20 customers as measured by TTM revenue as of March 31, 2021, their TTM revenue has increased by a median multiple of           the revenue in the TTM since the quarter ended March 31, 2017 or the fourth full quarter they had TTM earlier, whichever is earlier.           of our top 20 customers were customers as of March 31, 2017, and          of our top 20 customers became customers after March 31, 2017.

We also continue to innovate for our pharmaceutical manufacturer and health system customers. For example, in fiscal 2020 we added multiple new modules, strengthening the breadth of formats on our Marketing Solutions, and in fiscal 2021 we acquired Curative Talent, complementing our self-service Hiring Solutions with a tech-enabled, higher-touch service. We have also continued to build new commercial solutions, for example, the launch of Dialer Enterprise, the enterprise offering of our Telehealth Solution. We have experienced rapid adoption of this solution since we launched with a beta version available in April and a full launch in May of 2020, with over 150 customers subscribed as of March 31, 2021.
As we increase our customer base and benefit from a shift towards digital marketing, we plan to continue to develop and enhance our value proposition, enabling us to capture a larger share of a growing market. Our ability to invest in new technology and develop new features, modules, and solutions will be critical to our long-term success.
Regulatory Environment
As we receive the vast majority of our revenue from pharmaceutical manufacturers and health systems, changes in the regulatory landscape and potential new legislation that impact those organizations, such as changes in reimbursement rates for telehealth visits, may impact our performance.
See “Business—Healthcare Laws and Regulations,” “Risk Factors—Risks Related to the Healthcare Industry— If we or our customers fail to comply with federal and state healthcare laws, including those governing fee splitting, our business, and financial relationships, we or our customers may be subject to significant administrative, civil, and criminal penalties,” “—The healthcare regulatory and political framework is uncertain and evolving.” and “Risks Related to Our Business—Our revenue is relatively concentrated within a small number of key customers, and the loss of one or more of such key customers could slow the growth rate of our revenue or cause our revenue to decline.”
Key Business and Financial Metrics
We monitor a number of key business and financial metrics to determine the health and success of our business, including:
Number of customers with at least $100,000 of revenue. The number of customers with TTM subscription-based revenue of at least $100,000 is a key indicator of the scale of our business. The number of customers with at least $100,000 of revenue has grown steadily in recent years as we have engaged new customers and expanded within existing ones. This cohort of customers accounted for more than          of our subscription-based revenue in fiscal 2021.

Net revenue retention rate. Net revenue retention rate is calculated by taking the TTM subscription-based revenue from our customers that had revenue in the prior TTM period and dividing that by the total subscription-based revenue for the prior TTM period. Our net revenue retention rate compares our subscription revenue from the same set of customers across comparable periods, and reflects customer renewals, expansion, contraction, and churn. Our ability to sell additional modules, access incremental brands, and offer new solutions to our existing customers, as well as launch new solutions and modules, has enabled us to maintain a net revenue retention rate of at least            % in each of the last three fiscal years.

	Year Ended March 31,
	2019	2020
Net revenue retention rate	136%	130%
Our net revenue retention rate is directly tied to our revenue growth rate and thus fluctuates as that growth rate fluctuates. We expect our net retention rate to normalize in future years as our growth rate slows.
Components of Results of Operations
Revenue
Marketing Solutions. Our customers pay for a subscription to our Marketing Solutions, either directly or through their relationships with media buying agencies, for the ability to share tailored content on the Doximity platform via a variety of modules for defined time periods. We generally bill customers ahead of the service period. Subscriptions to Marketing Solutions include the following contractual arrangements:
•Subscriptions for specific modules delivered on a monthly basis to a consistent number of targeted Doximity members during the subscription period. Pricing is based on the number and composition of the targeted Doximity members, and on the specific modules purchased.
•Integrated subscriptions for a fixed subscription fee that are not tied to a single module but allow customers to utilize any combination of modules during the subscription period.
For all these subscription contractual arrangements, we recognize revenue over time as control of the service is transferred to the customer.

Hiring Solutions. We provide customers access to our platform which enables them to post job openings or deliver a fixed number of monthly messages to our network of medical professionals. We bill ahead of the service period and recognize revenue ratably over the contractual term.
Through our acquisition of Curative Talent, completed in fiscal 2021, we also generate revenue from temporary and permanent medical recruiting services which we charge on an hourly-fee and placement-fee basis, respectively. Revenue for temporary placement services is recognized net of third-party contractor fees. For the nine months ended December 31, 2020, the revenue from temporary and permanent medical recruiting services was not significant to our total revenue.
For a description of our revenue accounting policies, see “—Critical Accounting Policies and Estimates.”
Cost of Revenue
Cost of revenue is primarily comprised of expenses related to cloud hosting, personnel-related expenses for our customer success team, costs for third-party software services and contractors, and other services used in connection with delivery and support of our platform. Our cost of revenue also includes the amortization of capitalized internal-use software development costs, editorial and other content-related expenses, and allocated overhead. Cost of revenue is also driven by the growth of our member network and utilization of our telehealth tools. We intend to continue to invest additional resources in our cloud infrastructure and our customer support organizations to support the growth of our business and expect these expenses will increase on an absolute dollar basis.
Gross Profit and Gross Margin
Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. Gross profit and gross margin has been and will continue to be affected by a number of factors, including the timing of our acquisition of new customers and sales of additional solutions to our existing customers, the timing and extent of our investments in our operations, cloud hosting costs, growth in our customer success team, and the timing of amortization of capitalized internal-use software development costs. We expect our gross margin to remain relatively steady over the near term, although our quarterly gross margin is expected to fluctuate from period to period depending on the interplay of these and other factors.
Operating Expenses
Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses.
Research and Development
Research and development expense is primarily comprised of personnel-related expenses associated with our engineering and product teams who are responsible for building new products and improving existing products. Research and development expense also includes costs for third-party services and contractors, information technology and software-related costs, and allocated overhead. Other than internal-use software development costs that qualify for capitalization, research and development costs are expensed as incurred. We expect research and development expenses will increase on an absolute dollar basis as we continue to grow our platform and product offerings.
Sales and Marketing
Sales and marketing expense is primarily comprised of personnel-related expenses, sales commissions, travel, and other event expenses. Sales and marketing expense also includes costs for third-party services and contractors, information technology and software-related costs, and allocated overhead. We capitalize the sales commissions that are considered to be incremental and recoverable costs of obtaining a contract with a customer. These sales commissions are amortized over an estimated customer life. We expect sales and marketing expense to increase on an absolute basis and to be our largest expense on an absolute basis.

General and Administrative
General and administrative expense is primarily comprised of personnel-related expenses associated with our executive, finance, legal, human resources, information technology, and facilities employees. General and administrative expense includes fees for third-party legal and accounting services, recruitment fees, information technology and software-related costs, and allocated overhead. We expect that general and administrative expense will increase on an absolute dollar basis as we incur compliance costs associated with being a publicly-traded company, including legal, audit, and consulting fees.
Interest Income
Interest income consists primarily of interest income earned on our cash equivalents and marketable securities.
Other Income (Expense), Net
Other income (expense), net consists primarily of administrative fees and penalties.
Provision for (Benefit from) Income Taxes
Provision for (benefit from) income taxes consists primarily of income taxes in U.S federal, state, and local jurisdictions in which we conduct business. We released our valuation allowance related to the U.S. federal and all states’ deferred tax assets, with the exception of California. We concluded that it was more likely than not that the deferred tax assets could be realized based on our historical and projected results. We continue to maintain a valuation allowance related to specific net deferred tax assets where it is not more likely than not that the deferred tax assets will be realized, which include California research and development credits.
Results of Operations
The following tables set forth our consolidated results of operations data and such data as a percentage of revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
	(in thousands)
Revenue	$85,695	$116,388	$80,034	$140,210
Cost of revenue(1)	10,889	14,900	10,619	23,203
Gross profit	74,806	101,488	69,415	117,007
Operating expenses:
Research and development(1)	27,499	32,435	23,544	31,315
Sales and marketing(1)	33,045	39,448	29,096	44,447
General and administrative(1)	7,341	7,442	4,516	10,789
Total operating expenses	67,885	79,325	57,156	86,551
Income from operations	6,921	22,163	12,259	30,456
Interest income	1,069	1,464	1,144	252
Other income (expense), net	(59)	(113)	(65)	4,176
Income before income taxes	7,931	23,514	13,338	34,884
Provision for (benefit from) income taxes	98	(6,223)	(8,930)	6,157
Net income	$7,833	$29,737	$22,268	$28,727
_______________
(1)Includes stock-based compensation expense as follows:

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
	(in thousands)
Cost of revenue	$194	$173	$166	$368
Research and development	765	710	509	1,179
Sales and marketing	801	847	604	1,304
General and administrative	583	623	431	1,531
Total stock-based compensation expense	$2,343	$2,353	$1,710	$4,382

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
	(percentages of revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	13	13	13	17
Gross profit	87	87	87	83
Operating expenses:
Research and development	31	28	29	21
Sales and marketing	39	34	36	32
General and administrative	9	6	6	8
Total operating expenses	79	68	71	61
Income from operations	8	19	16	22
Interest income	1	1	1	—
Other income (expense), net	—	—	—	3
Income before income taxes	9	20	17	25
Provision for (benefit from) income taxes	—	(5)	(11)	4
Net income	9%	25%	28%	21%
Comparison of Nine Months Ended December 31, 2019 and 2020
Revenue

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
Revenue	$80,034	$140,210	$60,176	75%
Revenue for the nine months ended December 31, 2020 increased $60.2 million, or 75%, compared to the nine months ended December 31, 2019. The increase was due to the addition of new customers and expansion from existing customers by adding new brands and upselling additional modules primarily from our Marketing Solutions subscription customers. Subscription revenue from new customers was $9.5 million, while subscription revenue from existing customers grew $39.8 million or 50% for the nine months ended December 31, 2020. The growth in revenue from existing customers was primarily due to approximately 24% growth in the average number of modules per customer and approximately 27% growth in the average number of brands per customer for our Marketing Solutions customers for the nine months ended December 31, 2020. The acquisition of Curative Talent contributed to an increase of $10.9 million in revenue for the nine months ended December 31, 2020.

Cost of revenue, gross profit and gross margin

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
Cost of revenue	$10,619	$23,203	$12,584	119%
Gross profit	$69,415	$117,007	$47,592
Gross margin	87%	83%
Cost of revenue for the nine months ended December 31, 2020 increased $12.6 million, or 119%, compared to the nine months ended December 31, 2019. The increase in cost of revenue was primarily driven by a $6.3 million increase in third-party software and cloud hosting services to support the increase in members and expanded use of our Telehealth Solutions during the COVID-19 pandemic that led to an increase in user engagement on our platform. In addition, we experienced a $3.4 million increase in personnel-related costs as a result of headcount growth of approximately 75%, a $1.7 million increase in consulting and partner fees, and a $1.0 million increase in amortization of capitalized internal-use software.
Gross margin decreased as we initially offered our Telehealth Solutions to our members free of charge, resulting in no revenue but a significant increase in third-party software and hosting costs.
Operating Expenses
Research and development

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
Research and development	$23,544	$31,315	$7,771	33%
Research and development expense for the nine months ended December 31, 2020 increased $7.8 million, or 33%, compared to the nine months ended December 31, 2019. The increase in research and development expense was primarily driven by a $6.4 million increase in personnel-related costs as a result of headcount growth of approximately 19%, a $1.5 million increase in software subscriptions dedicated for use by our research and development organization due to the growth in our business, a $0.7 million increase in consulting services, a $0.6 million increase in stock-based compensation expense due to headcount growth, partially offset by a $0.9 million decrease in travel-related expenses due to less travel as a result of the COVID-19 pandemic and a $0.7 million decrease driven by higher amounts of internal-use software capitalized.
Sales and marketing

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
Sales and marketing	$29,096	$44,447	$15,351	53%
Sales and marketing expense for the nine months ended December 31, 2020 increased $15.4 million, or 53%, compared to the nine months ended December 31, 2019. The increase in sales and marketing expense was primarily driven by a $9.0 million increase in personnel-related costs due to headcount growth of approximately 169% and a $5.2 million increase in sales commissions as a result of increased headcount and higher volume of sales. The increase in headcount was primarily driven by the acquisition of Curative Talent. The increase was also due to a

$0.6 million increase in facilities expense due to the acquisition of Curative Talent, a $0.8 million increase in amortization expense related to acquired intangible assets, a $0.8 million increase in amortization of deferred contract costs, a $1.1 million increase in marketing expenses due to the growth in our business, $0.7 million of which resulted from the acquisition of Curative Talent, a $0.9 million increase in bonus expense, and a $0.5 million increase in stock-based compensation expense due to headcount growth. These increases were partially offset by a $1.7 million decrease in travel-related expenses due to less travel as a result of the COVID-19 pandemic and a $1.7 million decrease related to higher deferred contract costs as a result of higher sales commissions.
General and administrative

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
General and administrative	$4,516	$10,789	$6,273	139%
General and administrative expense for the nine months ended December 31, 2020 increased $6.3 million, or 139%, compared to the nine months ended December 31, 2019. The increase in general and administrative expense was primarily driven by a $3.2 million increase in personnel-related costs as a result of headcount growth of approximately 123%, $1.5 million of which was due to the acquisition of Curative Talent. The increase was also due to a $1.1 million increase in stock-based compensation expense due to headcount growth, a $1.0 million increase in fees for legal and accounting services, $0.5 million of which resulted from the acquisition of Curative Talent, $0.5 million increase in bonus expense, and $0.4 million increase in facilities-related expenses. These increases were partially offset by a $0.3 million decrease in travel-related expenses due to less travel as a result of the COVID-19 pandemic.
Interest income

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
Interest income	$1,144	$252	$(892)	(78)%
Interest income for the nine months ended December 31, 2020 decreased $0.9 million, or 78%, compared to the nine months ended December 31, 2019. The decrease was primarily driven by lower yields on investments and a lower investment balance. The Company allowed a substantial portion of its investments to mature at the end of fiscal 2020 in anticipation of using the proceeds to purchase Curative Talent.
Other income (expense), net

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
Other income (expense), net	$(65)	$4,176	$4,241	NM
___________________
NM: Percentage not meaningful.
Other income (expense), net for the nine months ended December 31, 2020 increased $4.2 million compared to the nine months ended December 31, 2019. The increase in other income (expense), net was primarily driven by a gain on the sale of a portion of the Curative Talent business.

Provision for (benefit from) income taxes

	Nine Months Ended December 31,		Change
	2019	2020	$	%
	(unaudited)
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$(8,930)	$6,157	$15,087	NM
Provision for (benefit from) income taxes for the nine months ended December 31, 2020 decreased $15.1 million, or 169%, compared to the nine months ended December 31, 2019. The benefit from income taxes for the nine months ended December 31, 2019 was primarily driven by the release of the valuation allowance related to the U.S. federal and all states’ deferred tax assets, with the exception of California research and development tax credits, partially offset by federal and state income tax expense in the United States. The provision for income taxes for the nine months ended December 31, 2020 consists of federal and state income tax expense in the United States.
Comparison of the Years Ended March 31, 2019 and 2020
Revenue

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Revenue	$85,695	$116,388	$30,693	36%
Revenue for the year ended March 31, 2020 increased $30.7 million, or 36%, compared to the year ended March 31, 2019. The increase was due to the addition of new customers and expansion from existing customers by adding new brands and upselling additional modules primarily from our Marketing Solutions subscriptions customers. Revenue from new customers was $5.5 million, while revenue from existing customers grew $25.2 million, or 30%, for the year ended March 31, 2020. The growth in revenue from existing customers was primarily due to approximately 19% growth in the average number of modules per customer and approximately 19% growth in the average number of brands per customer for our Marketing Solutions customers for the year ended March 31, 2020.
Cost of revenue, gross profit and gross margin

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Cost of revenue	$10,889	$14,900	$4,011	37%
Gross profit	$74,806	$101,488	$26,682
Gross margin	87%	87%
Cost of revenue for the year ended March 31, 2020 increased $4.0 million, or 37%, compared to the year ended March 31, 2019. The increase in cost of revenue was primarily driven by a $1.7 million increase in cloud hosting and third-party services costs to support the increase in users and expanded use of our dialer voice telehealth tools, a $1.6 million increase in personnel-related costs as a result of headcount growth of approximately 34%, a $0.4 million increase in partner fees, and a $0.3 million increase in amortization of capitalized internal-use software.

Operating Expenses
Research and development

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Research and development	$27,499	$32,435	$4,936	18%
Research and development expense for the year ended March 31, 2020 increased $4.9 million, or 18%, compared to the year ended March 31, 2019. The increase in research and development expense was primarily driven by a $6.6 million increase in personnel-related costs as a result of headcount growth of approximately 22%, a $0.5 million increase in software subscriptions dedicated for use by our research and development organization due to the growth in our business, a $0.4 million increase related to internal meeting and travel expenses, and a $0.2 million increase in consulting services, partially offset by a $3.0 million decrease driven by higher amounts of internal-use software capitalized as a result of additional development projects.
Sales and marketing

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Sales and marketing	$33,045	$39,448	$6,403	19%
Sales and marketing expense for the year ended March 31, 2020 increased $6.4 million, or 19%, compared to the year ended March 31, 2019. The increase in sales and marketing expense was primarily driven by a $1.7 million increase in sales commissions due to higher volume of sales, a $1.6 million increase in marketing, advertising and trade show-related expenses due to the growth in our business, a $1.4 million increase in personnel-related costs as a result of the growth in our sales team of approximately 7%, a $1.1 million increase in partner and third-party fees, and a $0.5 million increase in software, equipment, and subscription related expenses.
General and administrative

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
General and administrative	$7,341	$7,442	$101	1%
General and administrative expense for the year ended March 31, 2020 increased $0.1 million, or 1%, compared to the year ended March 31, 2019. The increase in general and administrative expense was primarily driven by a $0.4 million increase in personnel and stock compensation related expenses due to headcount growth of approximately 33% and a $0.4 million increase in fees for legal and accounting services. These increases were partially offset by a $0.7 million decrease in bad debt expense resulting from improved collections and $0.4 million in event-related expenses.
Interest income

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Interest income	$1,069	$1,464	$395	37%
Interest income for the year ended March 31, 2020 increased $0.4 million, or 37%, compared to the year ended March 31, 2019. The increase was primarily driven by an increase in marketable securities and cash equivalents.

Other Income (expense)

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Other income (expense), net	$(59)	$(113)	$(54)	92%
Other income (expense), net for the year ended March 31, 2020 increased primarily driven by higher penalties and interest related expenses.
Provision for (benefit from) income taxes

	Year Ended March 31,		Change
	2019	2020	$	%
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$98	$(6,223)	$(6,321)	NM
___________________
NM: Percentage not meaningful.
Provision for (benefit from) income taxes for the year ended March 31, 2020 decreased $6.3 million compared to the year ended March 31, 2019. The change was primarily driven by the release of the valuation allowance in the year ended March 31, 2020 related to the U.S. federal and all states’ deferred tax assets, with the exception of California research and development tax credits. The benefit for the valuation allowance release was partially offset by an increase in U.S. federal and state tax expense.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated results of operations by quarter from the first quarter of fiscal 2020 to the third quarter of fiscal 2021. The unaudited quarterly consolidated results of operations set forth below have been prepared on the same basis as our consolidated financial statements and in our opinion contains all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of this financial information. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period.

Quarterly Consolidated Statements of Operations Data

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(unaudited)
	(in thousands)
Revenue	$22,060	$25,548	$32,426	$36,354	$36,388	$45,113	$58,709
Cost of revenue(1)	3,372	3,467	3,780	4,281	7,875	7,456	7,872
Gross profit	18,688	22,081	28,646	32,073	28,513	37,657	50,837
Operating expenses:
Research and development(1)	7,522	7,417	8,605	8,891	10,043	9,866	11,406
Sales and marketing(1)	9,244	9,183	10,669	10,352	13,285	14,145	17,017
General and administrative(1)	1,094	1,468	1,954	2,926	3,102	3,209	4,478
Total operating expenses	17,860	18,068	21,228	22,169	26,430	27,220	32,901
Income from operations	828	4,013	7,418	9,904	2,083	10,437	17,936
Interest income	385	397	362	320	137	73	42
Other income (expense), net	(12)	(16)	(37)	(48)	(290)	(93)	4,559
Income before income taxes	1,201	4,394	7,743	10,176	1,930	10,417	22,537
Provision for (benefit from) income taxes	(11,753)	983	1,840	2,707	471	380	5,306
Net income	$12,954	$3,411	$5,903	$7,469	$1,459	$10,037	$17,231
___________________
(1)Includes stock-based compensation expense as follows:

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(unaudited)
	(in thousands)
Cost of revenue	$52	$56	$58	$7	$90	$99	$179
Research and development	168	161	180	201	264	281	634
Sales and marketing	209	231	164	243	295	376	633
General and administrative	164	104	163	192	334	423	774
Total stock-based compensation expense	$593	$552	$565	$643	$983	$1,179	$2,220

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(unaudited)
	(percentages of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	15	14	12	12	22	17	13
Gross profit	85	86	88	88	78	83	87
Operating expenses:
Research and development	34	29	26	24	28	22	19
Sales and marketing	42	36	33	29	36	31	29
General and administrative	5	6	6	8	8	7	8
Total operating expenses	81	71	65	61	72	60	56
Operating income	4	15	23	27	6	23	31
Interest income	2	2	1	1	—	—	—
Other income (expense), net	—	—	—	—	(1)	—	7
Income before income taxes	6	17	24	28	5	23	38
Provision for (benefit from) income taxes	(53)	4	6	7	1	1	9
Net income	59%	13%	18%	21%	4%	22%	29%
Quarterly Revenue Trends
Revenue increased sequentially in each of the quarters presented primarily due to growth in new and expansion of existing subscription customers. The growth in revenue decreased between the fourth quarter of fiscal 2020 and the first quarter of fiscal 2021 due to customer buying decisions and the timing of launches of subscriptions on the platform. Our historical quarterly results reflect quarterly fluctuations that we do not expect to impact our future quarterly results to the same degree. Historical quarterly results reflect customer buying patterns and timing of subscription launches that are expected to take place more evenly throughout the year in the future as more existing customers expand their subscriptions through the purchase of new modules.
Quarterly Cost of Revenue Trends
Cost of revenue increased sequentially in each of the quarters presented, except for the second quarter of fiscal 2021, primarily due to increases in hosting services, third-party software costs, personnel-related expenses, consulting and partner fees, and amortization of capitalized internal-use software. Software and hosting services costs increased significantly in the first quarter of fiscal 2021, primarily due to increased costs associated with higher utilization of our Telehealth Solution associated with the roll-out of new product features and the impact of the COVID-19 pandemic on the workflows of our members.
Quarterly Operating Expense Trends
Operating expenses increased sequentially in each of the quarters presented primarily due to increases in headcount and other expenses to support our growth. Our sales and marketing expense increased sequentially in each of the quarters presented, except for the second and fourth quarters of fiscal 2020, primarily due to increases in sales commission, growth-related expenses, and sales bonuses. Our research and development expense increased sequentially in each of the quarters presented, except for the second quarters of fiscal 2020 and fiscal 2021, primarily driven by headcount growth, an increase in software subscriptions dedicated for use by our research and development organization, and an increase in consulting services. General and administrative expense has increased each quarter as we have expanded our infrastructure and headcount to support our growth and prepare to meet our obligations as a public company following the completion of this offering.

Non-GAAP Financial Measures
We use Adjusted EBITDA and Free Cash Flow to measure our performance and to identify trends, to formulate financial projections, and to make strategic decisions. The following table presents the reconciliations from the GAAP measure to the most comparable non-GAAP measure:
Adjusted EBITDA
We define Adjusted EBITDA as net income before interest, income taxes, depreciation, and amortization, and as further adjusted for acquisition and other related expenses, stock-based compensation expense, and other (income) expense, net. Net Income Margin represents net income as a percentage of revenue, and Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.
Adjusted EBITDA is a key measure we use to assess our financial performance and is also used for internal planning and forecasting purposes. We believe Adjusted EBITDA is helpful to investors, analysts, and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods.
Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to the financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use these measures or may calculate these measures differently than as presented in this prospectus, limiting their usefulness as comparative measures.
Adjusted EBITDA and Adjusted EBITDA Margin increased year-over-year primarily due to higher net income as a result of increased subscription revenue.

The chart below shows quarterly Adjusted EBITDA and Adjusted EBITDA Margin from fiscal 2020 through December 31, 2020.
Adjusted EBITDA and Adjusted EBITDA Margin increased on a year-over-year basis for each quarter in fiscal 2020, primarily as a result of higher revenue for our subscriptions. Adjusted EBITDA decreased in the first quarter of fiscal 2021 as we experienced significantly higher utilization of our platform and use of Telehealth Solutions due to the COVID-19 pandemic. We initially offered telehealth to our members free of charge, resulting in no revenue but a significant increase in third-party software and hosting costs. Those increases, coupled with higher personnel related costs due to additional hiring and the integration of Curative Talent, resulted in a lower Adjusted EBITDA and Adjusted EBITDA Margin in the first quarter of fiscal 2021. Adjusted EBITDA increased in the second and third quarter of fiscal 2021 over the first quarter of fiscal 2021 due to the growth in subscription revenue.
We have been focused on a balance of growth and efficiency, and have been successful in consistently growing Adjusted EBITDA in recent years. Our Adjusted EBITDA and Adjusted EBITDA Margin fluctuate on a quarterly basis primarily based on changes in cost of revenue, and the level of our investments in customer success operations, sales and marketing, and research and development relative to changes in revenue. We have experienced some seasonality in both Revenue and Adjusted EBITDA based on the timing of marketing campaign subscription launches on our platform and budgetary timing of purchases of additional modules.

A reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin is set forth below along with Net Income Margin:

	Year Ended March 31,
	2019	2020
	(unaudited)
	(in thousands, except percentages)
Net income	$7,833	$29,737
Adjusted to exclude the following:
Acquisition and other related expenses	—	1,158
Stock-based compensation	2,343	2,353
Depreciation and amortization	551	900
Interest income	(1,069)	(1,464)
Income tax expense (benefit)	98	(6,223)
Other (income) expense, net	59	113
Adjusted EBITDA	$9,815	$26,574
Revenue	$85,695	$116,388
Net Income Margin	9%	26%
Adjusted EBITDA Margin	11%	23%

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(unaudited)
	(In thousands, except percentages)
Net income	$12,954	$3,411	$5,903	$7,469	$1,459	$10,037	$17,231
Adjusted to exclude the following:
Acquisition and other related expenses	—	—	—	1,158	79	65	326
Stock-based compensation expense	593	552	565	643	983	1,179	2,220
Depreciation and amortization expense	182	222	194	302	768	928	1,015
Interest income	(385)	(397)	(362)	(320)	(137)	(73)	(42)
Provision for (benefit from) income taxes	(11,753)	983	1,840	2,707	471	380	5,306
Other (income) expense, net	12	16	37	48	290	93	(4,559)
Adjusted EBITDA	$1,603	$4,787	$8,177	$12,007	$3,913	$12,609	$21,497
Revenue	$22,060	$25,548	$32,426	$36,354	$36,388	$45,113	$58,709
Net Income Margin	58.7%	13.4%	18.2%	20.5%	4.0%	22.2%	29.3%
Adjusted EBITDA Margin	7.3%	18.7%	25.2%	33.0%	10.8%	28.0%	36.6%

Free Cash Flow

	Year Ended March 31,
	(in thousands)
	2019	2020
Net cash provided by operating activities	$15,306	$26,199
Purchases of property and equipment	(114)	(285)
Capitalized internal-use software	(1,076)	(3,959)
Free Cash Flow	$14,116	$21,955
Other cash flow components:
Net cash used in investing activities	(9,067)	(13,095)
Net cash provided by financing activities	$985	$1,719
Although we believe free cash flow is a useful indicator of business performance, free cash flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as cash provided by operating activities. Some of the limitations of free cash flow are that it may not properly reflect capital commitments to creators that need to be paid in the future or future contractual commitments that have not been realized in the current period. Our free cash flow may not be comparable to similarly titled measures of other companies because they may not calculate free cash flow in the same manner as we calculate the measure, limiting its usefulness as a comparative measure.
Liquidity and Capital Resources
Since inception, we have financed operations primarily through proceeds received from sales of equity securities and payments received from our customers. As of March 31, 2020 and December 31, 2020, our principal sources of liquidity were cash and cash equivalents and marketable securities totaling $86.4 million and $104.5 million, respectively. Our marketable securities consist of U.S. government and agency securities, corporate notes and bonds, commercial paper, tri-party repurchase agreements, certificates of deposit, asset-backed securities, and sovereign bonds.
We believe that our existing cash and cash equivalents and marketable securities will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months.
Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, and the timing and extent of spending to support research and development efforts. Further, we may in the future enter into arrangements to acquire or invest in businesses and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

Cash Flows

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
	(in thousands)
Net cash provided by operating activities	$15,306	$26,199	$18,313	$45,391
Net cash used in investing activities	$(9,067)	$(13,095)	$(25,490)	$(27,548)
Net cash provided by financing activities	$985	$1,719	$1,142	$3,702
Net cash provided by operating activities
Cash provided by operating activities was $18.3 million for the nine months ended December 31, 2019. This consisted of net income of $22.3 million, adjusted for non-cash items of $2.3 million and net changes in operating assets and liabilities of $1.6 million. Non-cash items primarily consisted of amortization of deferred contract costs of $3.8 million, stock-based compensation expense of $1.7 million, non-cash lease expense of $1.5 million, and depreciation and amortization expense of $0.6 million, partially offset by deferred income tax benefit of $9.5 million due to the release of the valuation allowance and utilization of net operating losses, and accretion of discount on marketable securities of $0.4 million. The net changes in operating assets and liabilities were primarily driven by an increase of $12.5 million in deferred revenue due to the addition of new customers and expansion from existing customers which are billed in advance of revenue recognition, an increase of $3.0 million in accrued liabilities due to higher sales commissions, an increase of $0.5 million in other liabilities, a decrease in other assets of $0.6 million, partially offset by an increase of $9.8 million in accounts receivable due to increased sales activity resulting in higher billed amounts, an increase of $4.1 million in deferred contract costs due to increased sales activity, an increase of $2.9 million in prepaid expenses in support of our operational expansion and other current assets and a decrease of $1.5 million in operating lease liabilities due to payments related to our operating lease obligations.
Cash provided by operating activities was $45.4 million for the nine months ended December 31, 2020. This consisted of net income of $28.7 million, adjusted for non-cash items of $13.0 million and net changes in operating assets and liabilities of $3.7 million. Non-cash items primarily consisted of amortization of deferred contract costs of $4.7 million, gain on sale of business of $4.7 million, stock-based compensation expense of $4.4 million, deferred income tax expense of $4.1 million, depreciation and amortization expense of $2.7 million, and non-cash lease expense of $2.0 million. The net changes in operating assets and liabilities were primarily driven by an increase of $20.6 million in deferred revenue due to the addition of new customers and expansion from existing customers which are billed in advance of revenue recognition, an increase of $5.5 million in accrued liabilities and an increase of $2.1 million in other liabilities due to timing of payments, increased operating expenditures to support overall growth, increased payroll-related accruals, partially offset by an increase of $14.5 million in accounts receivable as a result of increased sales resulting in higher billed amounts, an increase of $6.0 million in deferred contract costs due to increased sales activity, a decrease of $2.0 million in operating lease liabilities due to payments related to our operating lease obligations, a decrease in accounts payable of $0.9 million, and an increase in other assets of $1.2 million in support of our operational expansion.
Cash provided by operating activities was $15.3 million for the year ended March 31, 2019. This consisted of net income of $7.8 million, adjusted for non-cash items of $8.6 million and net changes in operating assets and liabilities of $1.1 million. Non-cash items primarily consisted of amortization of deferred contract costs of $5.1 million, stock-based compensation expense of $2.3 million, bad debt expense of $0.6 million, and depreciation and amortization expense of $0.6 million. The net changes in operating assets and liabilities were primarily driven by an increase of $4.9 million in deferred revenue due to the addition of new customers and expansion from existing customers which are billed in advance of revenue recognition, a decrease of $2.5 million in accounts receivable due to timing of collections, an increase of $1.1 million in other liabilities, and an increase of $0.7 million in accounts payable, partially offset by an increase of $5.2 million in deferred contract costs due to increased sales activity, a decrease of $1.8 million in accrued liabilities due to timing of payments, an increase of $1.5 million in prepaid expenses and other current assets, and an increase of $1.8 million in other assets in support of our operational expansion.

Cash provided by operating activities was $26.2 million for the year ended March 31, 2020. This consisted of net income of $29.7 million, adjusted for non-cash items of $2.7 million and net changes in operating assets and liabilities of $6.3 million. Non-cash items primarily consisted of amortization of deferred contract costs of $5.1 million, stock-based compensation expense of $2.4 million, non-cash lease expense of $2.0 million, and depreciation and amortization expense of $0.9 million, partially offset by deferred income tax benefit of $7.1 million due to the release of the valuation allowance and utilization of net operating losses and accretion of discount on marketable securities of $0.4 million. The net changes in operating assets and liabilities were primarily driven by an increase of $13.3 million in deferred revenue due to the addition of new customers and expansion from existing customers which are billed in advance of revenue recognition, a decrease in other assets of $1.0 million, an increase of $3.4 million in accrued liabilities, an increase of $1.2 million in other liabilities, and an increase in accounts payable of $0.5 million due to timing of payments, increased operating expenditures to support overall growth, increased payroll-related accruals, partially offset by an increase of $12.0 million in accounts receivable due to increased sales resulting in higher billed amounts, an increase of $5.7 million in deferred contract costs due to increased sales activity, an increase of $4.0 million in prepaid expenses and other current assets in support of our operational expansion, and a decrease of $3.9 million in operating lease liabilities due to payments related to our operating lease obligations.
Net cash used in investing activities
Cash used in investing activities was $25.5 million for the nine months ended December 31, 2019, which primarily consisted of purchases of marketable securities of $73.1 million, and capitalization of internal-use software of $3.0 million, partially offset by proceeds from the maturities of marketable securities of $50.8 million.
Cash used in investing activities was $27.5 million for the nine months ended December 31, 2020, which primarily consisted of purchases of marketable securities of $34.4 million, payments related to the acquisition of Curative Talent of $31.7 million, and capitalization of internal-use software of $3.6 million, partially offset by proceeds from the maturities of marketable securities of $38.0 million and $4.2 million from the proceeds from the sale of a portion of Curative Talent’s business.
Cash used in investing activities was $9.1 million for the year ended March 31, 2019, which primarily consisted of purchases of marketable securities of $61.7 million and capitalization of internal-use software of $1.1 million, partially offset by proceeds from the maturities of marketable securities of $53.9 million.
Cash used in investing activities was $13.1 million for the year ended March 31, 2020, which primarily consisted of purchases of marketable securities of $79.1 million and capitalization of internal-use software of $4.0 million, partially offset by proceeds from the maturities of marketable securities of $70.3 million.
Net cash provided by financing activities
Cash provided by financing activities was $1.1 million for the nine months ended December 31, 2019, primarily from proceeds from the exercise of stock options.
Cash provided by financing activities was $3.7 million for the nine months ended December 31, 2020, which primarily consisted of $4.5 million of net proceeds from the exercise of stock options, partially offset by $0.4 million in payments for deferred offering costs and $0.4 million from the repurchase and retirement of common stock.
Cash provided by financing activities was $1.0 million for the year ended March 31, 2019 from proceeds from the exercise of stock options.
Cash provided by financing activities was $1.7 million for the year ended March 31, 2020, primarily from proceeds from the exercise of stock options.

Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of March 31, 2020:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$2,308	$1,984	$324	$—	$—
Purchase commitments	9,416	5,268	4,148	—	—
Total	$11,724	$7,252	$4,472	$—	$—
The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms. Our operating lease commitments relate primarily to our office facilities. Purchase commitments relate mainly to cloud infrastructure agreements and subscription arrangements used to facilitate our operations. Our long-term purchase commitments may be satisfied earlier than in the payment periods presented above as we continue to grow and scale our business.
As of December 31, 2020, we have entered into non-cancelable agreements for third-party software services under which we have an additional $5.6 million in purchase commitments through December 2022, of which $3.4 million is payable within one year and the remaining is payable through December 2022.
Off Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of our financial statements also requires us to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Revenue Recognition
We account for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented.
Our revenue is primarily derived from the sale of subscriptions for the following solutions:
•Marketing Solutions: Hosting of customer-sponsored content on the Doximity platform and providing access to our professional database of healthcare professionals for referral or marketing purposes during the subscription period.

•Hiring Solutions: Providing customers access to our professional tools where recruiters can access our database of healthcare professionals, allowing customers to send messages for talent sourcing and to share job postings during the subscription period.
We determine revenue recognition in accordance with ASC 606, Revenue from Contracts with Customers, through the following five steps:
1) Identify the contract with a customer
We consider the terms and conditions of our contracts and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the contract has been approved by both parties, we can identify each party’s rights regarding the services to be transferred and the payment terms for the services, we have determined the customer to have the ability and intent to pay, and the contract has commercial substance. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.
Contractual terms for Marketing Solutions contracts are generally 12 months or less. The contractual term for Hiring Solutions contracts is typically 12 months. Customers are generally billed in advance based on contractual milestones during the subscription term. Certain Marketing Solutions contracts are cancellable with a 30-day notice period. We are not required to refund any prepayment fees invoiced and customers are responsible for prorated amounts to cover services that were provided but payment was not made. Contracts related to Hiring Solutions are non-cancellable and customers are billed in annual, quarterly, or monthly installments in advance of the service period.
2) Identify the performance obligations in the contract
Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.
Marketing Solutions customers may purchase a subscription for a specific module to be used over a defined period of time. These customers may purchase more than one module with either the same or different subscription periods. Modules are the core building blocks of our customers’ marketing plan and can be broadly categorized as Awareness, Interactivity, and Peer. As an example, our Awareness modules may include:
•A sponsored article, including a headline that appears in the targeted member’s newsfeed.
•Short, animated videos that are presented in targeted members’ newsfeeds.
•Short-form content that is presented within the targeted members’ newsfeeds.
Each module targets a consistent number of Doximity members per month for the duration of the subscription period. We treat each subscription to a specific module as a distinct performance obligation because each module is capable of being distinct as the customer can benefit from the subscription to each module on its own and each subscription can be sold standalone. Furthermore, the subscriptions to individual modules are distinct in the context of the contract as (1) we are not integrating the services with other services promised in the contract into a bundle of services that represent a combined output, (2) the subscriptions to specific modules do not significantly modify or customize the subscription to another module, and (3) the specific modules are not highly interdependent or highly interrelated. The subscription to each module is treated as a series of distinct performance obligations because it is distinct and substantially the same, satisfied over time, and has the same measure of progress.
Marketing Solutions customers may also purchase integrated subscriptions for a fixed subscription fee that are not tied to a single module but allow customers to utilize any combination of modules during the subscription period subject to limits on the total number of modules active at any given time and members targeted. These represent stand-ready obligations in that the delivery of the underlying sponsored content is within the control of the customer and the extent of use in any given period does not diminish the remaining services.
Some customers have negotiated to receive credits to purchase additional services at no extra cost if certain metrics have not been achieved. These credits are accounted for as material rights.
Subscriptions to Hiring Solutions provide customers access to the platform to place targeted job postings and send a fixed number of monthly messages. Each subscription is treated as a series of distinct performance obligations that are satisfied over time.
3) Determine the transaction price
The transaction price is determined based on the consideration we expect to be entitled to in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur.
We may generate sales through the use of third-party media agencies that are authorized to enter into contracts on behalf of an end customer. We act as the principal in these transactions since we maintain control prior to transferring the service to the customer and are primarily responsible for the fulfillment that occurs through our platform. We record revenue for the amount to which we are entitled from the third-party media agencies as we do not know and expect not to know the price charged by the third-party media agencies to our customers.
Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities.
4) Allocate the transaction price to performance obligations in the contract
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price, or SSP. The determination of an SSP for each distinct performance obligation requires judgment. We determine SSP for performance obligations based on overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the type of services being sold, and other factors.
The estimate of standalone selling price is based on historical sales of standalone services. We estimate standalone selling price for arrangements where standalone sales do not provide sufficient evidence of standalone selling price. We believe the use of our estimation approach and allocation of the transaction price on a relative SSP basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.
5) Recognize revenue when or as we satisfy a performance obligation
Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as we perform. In the case of module-specific subscriptions, a consistent level of service is provided during each monthly period the sponsored content is available on our platform. We commence revenue recognition when the first content is launched on the platform for the initial monthly period and revenue is recognized over time as each subsequent content period is delivered. Our obligation for our integrated subscriptions is to stand-ready throughout the subscription period; therefore, we consider an output method of time to measure progress towards satisfaction of our obligations with revenue commencing upon the beginning of the subscription period.
We treat Hiring Solutions subscriptions as a single performance obligation that represents a series of distinct performance obligations that is satisfied over time. Revenue recognition commences when the customer receives access to the services.

Other revenue consists of fees earned from the temporary staffing and permanent placement of healthcare professionals resulting from the acquisition of Curative on April 1, 2020. Revenue is recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.
Stock-Based Compensation
We account for stock-based awards granted to employees, directors, and non-employees based on the awards’ estimated grant-date fair value.
The fair value of each stock option is estimated using the Black-Scholes option-pricing model. Generally, stock-based compensation expense is recognized on a straight-line basis over the requisite service period. The resulting fair value, net of estimated forfeitures, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, which is generally four years. Estimated forfeitures are based upon our historical experience and we revise our estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.
Determining the fair value of stock-based awards at the grant date requires judgment. The determination of the grant-date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the expected term of the options, the expected stock price volatility over the expected term of the options, risk-free interest rates, and expected dividends.
These assumptions are estimated as follows:
•Fair value of underlying common stock. Due to the lack of public market for our common stock, management, with the assistance of an independent third-party valuation firm, determined the common stock fair value at the time of the grant of stock options by considering a number of objective and subjective factors, including our actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the business, the likelihood of achieving a liquidity event, and transactions involving the our common stock, among other factors.
•Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the options for each option group.
•Expected Volatility. We determine the expected volatility based on the historical volatilities of several publicly listed peer companies corresponding to the expected term of the awards, as we do not have trading history for our common stock.
•Expected Term. For stock options, we estimate the expected term based on the simplified method, which is the weighted average of the vesting period and contractual term, as our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term.
•Expected dividend yield. We have not historically issued dividends and our current expectations are that we will not issue a dividend.
Common Stock Valuation
Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of each grant. In determining the fair market value of our common stock, our board of directors considers several objective and subjective factors, as noted above, with input from management and assistance from an independent third-party valuation firm.

In valuing our common stock, we first determine the equity value using both the income and market approach valuation methods. In addition, we also consider values implied by sales of preferred and common stock, if applicable. We then allocate the equity value to our classes of stock using an option pricing method.
The income approach estimates equity value based on the expectation of future cash flows that we will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate based on a weighted-average cost of capital that reflects the risks inherent in the cash flows. The market approach estimates equity value based on a comparison of the subject company to comparable public companies in a similar line of business as us. From the comparable companies, a representative market value multiple is determined and then applied to our financial forecasts.
Once we determine an equity value, we use a combination of approaches to allocate the equity value to each of our classes of stock. We used an option pricing model, which allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. In determining the estimated fair value of our common stock, we consider the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we also applied a lack of marketability discount to the equity value.
Following this offering, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.
Business Combinations
We account for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, particularly with respect to the valuation of intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition costs, such as legal and consulting fees, are expensed as incurred.
Recent Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.
Jumpstart Our Business Startups Act of 2012
We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Quantitative and Qualitative Disclosures about Market Risk
Substantially all of our operations are within the United States and we do not have any foreign currency exposure. We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and inflation.

Interest rate risk
Our cash and cash equivalents and marketable securities primarily consist of cash on hand and highly liquid investments in money market instruments and U.S. government securities. As of December 31, 2020, we had cash and cash equivalents of $70.0 million and marketable securities of $34.5 million. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.
Impact of inflation
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, financial condition, and results of operations.

BUSINESS
Overview
We are the leading digital platform for U.S. medical professionals, as measured by the number of U.S. physician members, with over 1.8 million medical professional members as of March 31, 2021. Our members include more than 80% of physicians across all 50 states and every medical specialty.
Our mission is to help every physician be more productive and provide better care for their patients. We are physicians-first, putting technology to work for doctors instead of the other way around. That guiding principle has enabled Doximity to become an essential and trusted professional platform for physicians. Our cloud-based platform provides our members with tools specifically built for medical professionals, enabling them to collaborate with their colleagues, securely coordinate patient care, conduct virtual patient visits, stay up-to-date with the latest medical news and research, and manage their careers. Doximity membership is free for physicians. Our revenue-generating customers, primarily pharmaceutical manufacturers and healthcare systems, have access to a suite of commercial solutions that benefit from broad physician usage.
Physicians are the key decision makers in healthcare, directing more than 73% of the approximately $4.0 trillion in total U.S. healthcare spend.5 Despite their critical role, physicians face challenges caused by fragmented knowledge bases and antiquated technologies. These challenges inhibit physicians’ ability to effectively connect with specialists and colleagues, instantaneously access relevant and up-to-date medical information, and efficiently deliver patient care.
Cloud-based software has transformed the ability to network, communicate, and work across most industries, but has been slow to address the specific needs of medical professionals. For example, in the U.S. healthcare system, attaching documents has been primarily manual with 80% transmitted via mail and fax. On average, it takes a medical provider 11 minutes to submit an attachment manually by mail or fax compared to less than half the time using electronic methods, hindering care coordination in a modern world where a patient might quickly need input from various specialists. The impact of antiquated technology is real: according to a survey conducted on behalf of The Physicians Foundation by Merritt Hawkins, 78% of physicians have experienced feelings of professional burnout, with electronic health record design and interoperability identified as one of the factors they find least satisfying about medical practice.6
Doximity’s cloud-based platform puts modern software tools in the hands of physicians and other medical professionals. Our members have come to rely on us to help them efficiently manage their work day. At the core of our platform is the largest medical professional network in the nation, which creates proximity within our community of doctors and hundreds of thousands of other medical professionals. Our verified member profiles digitize the traditional curriculum vitae, highlighting clinical expertise and reflecting the unique training, certifications, research, and employment affiliations that differentiate medical professionals. Our members can search and connect with colleagues and specialists, which allows them to better coordinate patient care and streamline referrals. In addition, they can discover career opportunities unique to their clinical skill sets. Our Doximity app enjoyed a 4.8/5 star rating with over 100,000 reviews in the Apple App Store as of March 31, 2021.
We support physicians in an era of information overload, by solving signal-to-noise challenges with our news tools. Our newsfeed addresses the ever increasing sub-specialization of medical expertise and volume of medical research by delivering news and information that is relevant to each individual physician's patient population, clinical practice, and professional relationships.
We support physicians in their day-to-day practice of medicine with mobile-friendly and easy-to-use clinical workflow tools such as voice and video telehealth, secure messaging, and digital faxing. Our focus on clinician-centric product design and productivity has led to high levels of health professional adoption and endorsement. We had over 300,000 unique active providers use our telehealth tools in the quarter ended March 31, 2021.
5 Center for Medicare & Medicaid Services, including categories of hospital care, physician and clinical services, retail prescription drugs, nursing care facilities & continuing care retirement communities, home health care, and durable medical equipment.
6 2018 Survey of America's Physicians Practice Patterns and Perspectives, The Physicians Foundation by Merritt Hawkins, September 2018.

Our business model is designed to both respect and support physicians while driving value for our customers. We monetize our platform today through our Marketing, Hiring, and Telehealth Solutions. Our Marketing Solutions enable our pharmaceutical and health system customers to get the right content, services, and peer connections to the right medical professionals through a variety of modules. As healthcare companies are relatively under-invested in digital, we work closely with our pharmaceutical and health system customers to educate them on the best way to use our platform. We are hyper-focused on the experience of each Doximity member, ensuring that this marketed content is relevant and useful to each member’s practice and patient population. As a result, our Marketing Solutions deliver high engagement and ROI on our customers’ spend and help those customers embrace the shift to digital marketing. We focus on delivering measurable value to our customers, and we count 20 out of the top 20 pharmaceutical manufacturers and 20 of the top 20 health systems among our customers.
Our Hiring Solutions provide digital recruiting capabilities to health systems and medical recruiting firms. Our Hiring Solutions enable our customers to identify, connect with, and hire from our network of both active and passive potential medical professional candidates, who might otherwise be missed through traditional recruiting channels. With both a self-service recruitment platform and a full-service offering, we provide our Hiring Solutions customers with a variety of options to meet their staffing needs.
As the COVID-19 pandemic placed unprecedented strain on the U.S. healthcare delivery system, and healthcare providers and patients increasingly needed access to effective and easy-to-use virtual care tools, we launched our enterprise-level Telehealth Solutions for health systems, with a beta version available in April and a full launch in May of 2020. Our Telehealth Solutions, which are software tools that include voice and video Dialer, are designed to easily connect patients with care providers. We delivered over 63 million telehealth visits in fiscal 2021. As a result, we have seen rapid adoption of our commercial Telehealth Solutions, with subscription agreements signed with over 150 health systems as of March 31, 2021.
The ecosystem we have created in the medical community benefits from powerful network effects. Medical professional engagement with our platform increases as the breadth and utility of our tools expands, attracting even more members and driving broader and more effective communication and collaboration among healthcare professionals. This also drives greater value for our pharmaceutical and health system customers that seek to interact with specific groups of physicians. In turn, the insights that we gain from increased use of our platform enable us to invest in improving our tools and solutions to meet the changing needs of our members, customers, and the patients that they care for, ultimately creating a win-win-win for all constituents in our ecosystem.
Over the past ten years, our member interactions have enabled us to build a vast, interactive data set intelligently combining proprietary information and previously siloed public information. When coupled with our customized algorithms and our team of analysts, engineers, and clinical experts, we believe this gives us unique, unparalleled insight into the specific needs of medical professionals in the United States that would be highly challenging and time consuming for any competitor to replicate.
Our subscription-based business model and strong relationships with both pharmaceutical manufacturers and health systems drive highly visible revenue. We do not generate revenue from membership of medical professionals, other than a de minimis amount generated from member subscriptions for Dialer Pro. We are able to grow revenue from existing customers through an effective land and expand strategy, demonstrated by our         % net revenue retention rate as of March 31, 2021 (see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics” for additional information). Our pharmaceutical manufacturer customers typically start by purchasing one module on behalf of a single brand within their portfolio of medications, and then expand to their other brands as well as add on additional modules over time. For example, for one top 20 pharmaceutical customer, we began working with one brand and one module in fiscal 2013 and we worked with 29 brands within their portfolio of medications and an average of 3 modules per brand in fiscal 2021. In the case of health systems, we either expand our Marketing Solutions across different service lines and add on additional modules, or we sell additional solutions such as Hiring and Telehealth.
Our business model has delivered high revenue growth at scale, while increasing profitability. For the nine months ended December 31, 2019 and 2020, we recorded revenue of $80.0 million and $140.2 million, respectively, representing a year-over-year growth rate of 75%. Our net income was $22.3 million and $28.7 million for the nine months ended December 31, 2019 and 2020, respectively. For the nine months ended December 31, 2019 and 2020, we generated Adjusted EBITDA of $14.6 million and $38.0 million, respectively. We have accomplished this while focusing on our core mission to help every physician be more productive and provide better care for their patients.
While we service two audiences with differing needs, our revenue-generating customers value our mission of putting our physician members first. Our member network of medical professionals attracts our customers, who provide commercial offerings, which in return bring value to our members. We consistently prioritize our members’ experience, who drive the interest our customers have in investing in our solutions. We hold advisory sessions with both our physician members and paying customers throughout the year to understand both audiences’ needs, and we look for commercial solutions that are a net benefit to our members, including adding more postings to our job boards, allowing our Telehealth Solutions to be custom-branded to the customer’s own health system, providing scientific information regarding clinical trial results, allowing doctors to connect with local experts to improve the quality of care they provide, and other services.
Industry Background and Challenges
U.S. healthcare expenditures were estimated at approximately $4.0 trillion in 2020, and are expected to grow to $6.2 trillion by 2028, according to CMS. While healthcare is one of the largest sectors of the U.S. economy, it has been slow to benefit from many of the technology-based improvements that have transformed other industries, presenting physicians, pharmaceutical manufacturers, and health systems with a number of challenges.
Challenges for Medical Professionals
•Fragmented, antiquated systems and technology do not work for an increasingly mobile and modern healthcare workplace. The rise of health systems seeking locum tenens work, where professionals work temporarily at practices in different towns or even states, is making the medical profession significantly more mobile. The COVID-19 pandemic has exacerbated this problem, as providers chose to see patients from the safety and convenience of their own homes. However, physicians often still use manual signatures and depend on legacy tools such as fax machines to approve insurer, pharmacy, or lab authorizations. The antiquated and fragmented nature of healthcare workflows hinders the ability of physicians to work efficiently and achieve the best patient care in today's mobile and modern workplace.
•Difficulty discovering relevant, high-quality content. Medical professionals need to stay up to date on the latest treatments and research. In 2020 alone, PubMed, a search engine for biomedical and life sciences literature, tracked over 1.5 million new citations in its database, bringing their cumulative number to 32 million. Physicians typically have to proactively seek out multiple, disparate sources to access this information. They lack a comprehensive platform that both aggregates the content most relevant to their specialty and interests, and presents this content in a unified, easy-to-access feed.
•Medical knowledge is growing exponentially, driving deeper sub-specialization. The practice of medicine is changing due to both an increase in medical advancements and changes to the way healthcare is delivered. This is paving the way for new fields of practice and greater sub-specialization. Health systems need to employ a variety of professionals with specialty and sub-specialty expertise, and physicians need to be able to efficiently identify, refer to, and coordinate the care of patients with specialists.
•Lack of HIPAA-compliant communication and workflow tools designed for physicians. Business communication tools used in other industries often lack the HIPAA-compliant protocols required for communications between medical professionals. Meanwhile, healthcare-specific tools are often developed to meet the requirements of health system administrators who typically make purchasing decisions, but often fail to accommodate the realities of a physician’s daily workflows. This is further exacerbated when communication is required to coordinate care across health systems that do not share the same communication infrastructure.
•Lack of purpose-built digital platforms for professional development. The number of physicians in private practice has steadily fallen, and therefore career networking has risen in importance. Furthermore, medical students have historically lacked comprehensive information about residency programs to inform their career choices. A go-to platform for residencies and job opportunities across all specialties is critical for students and practicing physicians alike.
Challenges for Pharmaceutical Manufacturers:
•Declining impact of traditional sales methods. Traditionally, in-person sales representatives have been the most common way for pharmaceutical manufacturers to communicate with physicians. This channel was experiencing long-term decline in access well before the COVID-19 pandemic made in-person sales representative visits largely untenable. According to ZS Associates, Inc.'s AccessMonitor Report, pharmaceutical sales representative call activity including telephone and virtual visits was at 73% of pre-COVID baselines in March 2021. Excluding telephone and virtual visits, their face-to-face call activity was approximately 48% of pre-COVID baselines. As a result of both short-term and longer-term pressures, pharmaceutical manufacturers have been shifting their marketing budgets toward digital mediums, which we expect will continue after the COVID-19 pandemic ends.
•Increasing sub-specialization presents cost and access difficulties in educating the relevant physicians. Scientific advances are increasing the specialization, complexity, and pace of medications coming to market, and pharmaceutical manufacturers face difficulties in accessing and educating the relevant specialists for new medications and clinical trials. Physicians choose when to admit a patient to the hospital, order blood tests and MRIs, act as principal investigators for clinical trials, prescribe treatments, and conduct surgical procedures. Educating the suitable physicians on the benefits of the pharmaceutical products is critical for improving patient care, which in turn facilitates commercial success for pharmaceutical manufacturers.
•Lack of targeted, customized marketing solutions. Traditional sales and marketing channels lack the accuracy that digital channels are able to provide in terms of choosing specific physician audiences and tailoring content to them. Typical marketing platforms include scientific journals, industry conferences, and other offline methods that lack the accuracy of a comprehensive digital medical network linked to physician qualifications, specialties, and locations.
•Highly regulated environment requires industry-specific skills. Pharmaceutical marketing materials require careful vetting in light of regulatory restrictions, requiring industry-specific knowledge. This includes being trained on the manufacturer’s medical, legal, and regulatory content approval process, having systems in place to support U.S. Food and Drug Administration filings, ensuring that all content delivery includes appropriate fair balance of disclosures and links to safety information, and systems for tracking content approval expiration dates.
Challenges for Health Systems:
•Lack of effective channels to enhance brand awareness to attract new patient referrals. Health systems lack effective channels to help their physicians identify specialists and new services within hospital systems that can best care for their patients that need their services, especially for many specialties and sub-specialties. Health systems have started to adopt digital marketing solutions to address this challenge, but require solutions that address their specific needs.
•Traditional recruiting channels are largely offline, manual and inefficient. Health systems have relied on traditional medical recruiting firms to fulfill their hiring needs. These solutions use expensive manual search and outreach methodologies, as they lack the accuracy and holistic search capability that a digital network is able to offer across specialties and locations.
•Lack of reliable, easy-to-use telehealth solutions, optimized for both physician and patient end-users. Health systems have turned to telehealth to enhance productivity and improve patient experiences, but these solutions can be difficult for physicians and patients to use, unreliable, and often lack features tailored to medical use. New telehealth solutions often also have lengthy implementation periods or low adoption rates because they require the reorganization of clinical workflows and extensive user training.

Our Market Opportunity
We believe our market opportunity is substantial and growing. We estimate our current total addressable market to be approximately $18.5 billion across our platform solutions today. This comprises a $7.3 billion opportunity in U.S. pharmaceutical marketing to medical professionals, a $6.9 billion opportunity in U.S. health system marketing and staffing, and a $4.3 billion opportunity in U.S. software telehealth. We expect our penetration of this market opportunity to grow over time as pharmaceutical manufacturers and health systems shift more of their marketing budgets to digital channels. According to IDC, the U.S. healthcare and pharmaceutical industry is expected to spend 38% of its total advertising expenditure on digital channels in 2025, a 37% increase in digital share from 2020.
Pharmaceutical Marketing
Pharmaceutical manufacturers use a variety of marketing activities to increase disease and brand awareness, expand product knowledge, and grow the overall market for their products and services. To achieve this, it is estimated that pharmaceutical marketing spend in the United States was approximately $33.0 billion in 2019. Of this $33.0 billion, pharmaceutical companies spent $23.3 billion7 on marketing to medical professionals and $9.7 billion8 on marketing direct-to-consumer. Of the $23.3 billion spent on marketing to medical professionals, we exclude the $16.0 billion spent on drug samples9 to get to our $7.3 billion addressable market.
We believe this to be our addressable market as our highly targeted marketing campaigns provide an effective channel to physicians and other medical professionals. Pharmaceutical manufacturers typically assess spend allocations on an annual basis, so the drug samples and direct-to-consumer spend may become addressable in the future if those dollars shift to physician marketing.
Health System Marketing & Staffing
Our unmatched medical professional network enables health systems to market themselves directly to physicians, both expanding their ability to attract new patients through referrals and recruit talent in a highly targeted way.
Marketing spend by healthcare providers was projected to be $9.9 billion in 2020 and is expected to reach $11.4 billion by 2024, according to a report published by BIA Advisory Services in 2020.10 Of this spend, an estimated 49% is driven by hospitals, representing an addressable market for our Marketing Solutions for health systems of $4.8 billion in 2020.
The healthcare staffing market in the United States had spend of $17.0 billion in 2019, according to a report published by GVR in 2018.11 Of this spend, an estimated $4.3 billion is spent on physician staffing or locum tenens, which our Hiring Solutions currently address. We estimate our net revenue opportunity from this market to be $1.4 billion. We add $0.7 billion of spend on permanent staffing solutions to our market opportunity for Hiring Solutions, which we derive from our estimated model of just over 1 million physicians in the United States according to the Kaiser Family Foundation.12 Of these more than 1 million physicians, 9% change jobs annually.13 We estimate that 27% of physicians that change jobs use placement services at an average fee of approximately $25,500 per placement.14 As the demand for scarce clinical talent increases, we anticipate that the scale and depth of our platform will further expand our staffing market opportunities.
Telehealth
According to the Telehealth Impact Study from the COVID-19 Healthcare Coalition, more than 80% of respondents indicated that telehealth improved the timeliness of care for their patients with a similar percentage
7 IQVIA, 2019 US ChannelDynamics. Includes Contact $, Retail Value of Samples $, Meetings & Events $, Journal $ and Mail $.
8 Kantar Media Intelligence, 2019 US Healthcare Ad Spend.
9 IQVIA, 2019 US ChannelDynamics, Retail Value of Samples $.
10http://www.biakelsey.com/wp-content/uploads/BIA-Healthcare-Vertical-Ad-Report-2020.pdf - Personal care spend and pharma $ excluded.http://www.biakelsey.com/wp-content/uploads/BIA-Healthcare-Vertical-Ad-Report-2020.pdf.
11 Healthcare Staffing Market Analysis and Forecast to 2025 GVR Research April 2018 Extracted from EMIS.
12 The Kaiser Family Foundation State Health Facts. Data Source: Redi-Data, Inc. September 2020.
13 AAPPR In-House Physician and Provider Recruitment Benchmarking 2020 Annual Report, The Association for Advancing Physician and Provider Recruitment.
14 AAPPR In-House Physician and Provider Recruitment Benchmarking 2020 Annual Report, The Association for Advancing Physician and Provider Recruitment.

saying that their patients have reacted favorably to using telehealth for care. The same report found that 68% of respondents are motivated to increase telehealth use in their practices. We believe that the opportunity for our Telehealth Solutions is significant in light of these shifting trends.
We estimate that the total addressable market for our Telehealth Solutions is $4.3 billion. There are approximately 55,00015 care locations that are addressable by our Dialer Enterprise offering. Additionally, there are 1.8 million physicians and other healthcare professionals who we estimate would not be covered by Dialer Enterprise and would be addressable by our individual Dialer Pro offering. Using average contract sizes and annual subscription fees, we estimate the total near-term opportunity is $4.3 billion.
Our Value Proposition
As the largest professional medical network in the United States, we are in a unique position to provide significant value to both our community of medical professionals, as well as our pharmaceutical manufacturer and health systems customers.
For Medical Professionals
We are purpose-built for medical professionals. Medicine has always been a networked profession, with generalists and specialists working together to treat patients and advance the field of medicine. Until now, the network of medical professionals that delivers healthcare was constrained by geographic and organizational boundaries. Our platform, with its modern tools, removes those boundaries and puts the power of information technology in the pockets of physicians everywhere. Our products are designed to put physicians first. We build tools that make doctors more informed, more productive, and more effective in their collective mission—to treat and heal all of us, the patients.
Smartphones and cloud-based software have transformed and improved how every consumer and business around the world finds information, communicates, markets, seeks employment, transacts, and gets work done. We are bringing the benefits of these technology innovations to physicians.
Our passion for addressing the workflow needs and practice pain points of clinicians is core to our product development. We believe that when the whole care team is connected, the medical sector can work more efficiently and have a bigger impact on patients. With our “physician-first” mentality, we listen to the needs of clinicians, and are inspired to build simple, easy-to-use tools to solve complex problems.
•Our network has an extensive reach. This includes over 80% of U.S. physicians, over 50% of U.S. nurse practitioners and physician assistants, and over 90% of graduating U.S. medical students as of March 31, 2021. The scale and breadth of our network provides medical professionals with unique access to their colleagues and peers nationwide, helping them coordinate care for patients and improve referrals. Verified identities behind our member profiles build trust in the ecosystem. Members can also rely on information being current and accurate, as we continuously and automatically update profiles with their recent press mentions, publications, and certifications.
•Our content is highly relevant. We provide access to valuable news, peer discussions, clinical and treatment-related research, and other medical resources, keeping our community of medical professional members up to date on rapidly changing medical knowledge in their respective fields. With the ever increasing sub-specialization of medical expertise, and the acceleration of clinical research, it is critical to deliver news and information that is relevant to an individual physician's area of practice. Our newsfeed is built for medicine, completing clinical and algorithmic analysis of over 200,000 articles per week.
•We digitize manual workflows. Our platform significantly enhances physician productivity by digitizing workflows that were previously highly manual and inefficient. Our telehealth, secure messaging, e-signature, and digital faxing tools are specifically tailored to physician use cases, and designed to be easily accessible from any web browser or smartphone. By bridging the physical and digital systems that doctors
15 Comprised of the total number of hospitals within in the U.S as of 2020 according to Fitch Solutions and the total number of emergency and other outpatient care centers within the United States as of 2020 according to IBISWorld.

already use in day-to-day practice, we help reduce the friction that they face across workflows, from receiving an initial patient referral to ongoing treatment and care coordination. Over 63 million telehealth visits were completed on our platform in fiscal 2021.
•We empower professional development. We provide medical professionals with the tools and resources to take control of their careers and develop from medical school through retirement. Our platform connects members to relevant career opportunities, and our Residency Navigator tool and interactive salary map give members unique insights and transparency to make informed decisions and plan their professional goals. Over 90% of graduating U.S. medical students join Doximity to use tools including Residency Navigator before earning their medical degree.
•We facilitate patients finding the right physicians. Our physician profiles power both the Doctor Finder tool on the U.S. News & World Report website and the publicly accessible physician directory on the Doximity website. These tools help patients discover Doximity members based on location, specialty, clinical expertise, and hospital affiliations, while helping our physician members grow their practice. Patients view these physician profile directories over         times per year.
For Our Customers
We enable both pharmaceutical manufacturers and health systems to effectively reach the largest network of medical professionals in the United States with our Marketing, Hiring, and Telehealth Solutions.
Pharmaceutical Manufacturers
•We provide targeted, digital access to America’s largest network of physicians. Pharmaceutical manufacturers are able to use Doximity to run highly targeted marketing campaigns in a digital format, maximizing access to important physician audiences and reducing reliance on in-person sales representatives. Where we have measured ROI, customers have seen a median ROI of 10:1. These measurable, objective criteria allow our pharmaceutical customers to validate the impact of their digital channel marketing efforts.
•We cater to sub-specialties. Our platform is able to deliver critical and increasingly specialized knowledge directly to the most relevant physicians in a timely manner. Pharmaceutical manufacturers can use our platform to reach our members in order to deliver educational content about their products, from what their medication does and who it treats to who is the right patient and how they can pay for it. We customize and personalize our modules to ensure maximum relevance to each physician; for example, a module may adjust dynamically based on a doctor’s geographic location, specialty, or sub-specialty.
•Our solutions and customer success team cater to pharma-specific marketing needs. Our suite of modules, which include Awareness, Interactivity, and Peer, has been developed to meet the diverse needs of our pharmaceutical customers. We regularly develop and introduce new modules in response to physician and customer feedback. For example, in fiscal 2020, we launched a new module within our Awareness category as an offering for customers who do not have mobile-optimized videos. In fiscal 2021, we launched a new module within our Interactivity category that allows our members to contact a pharmaceutical sales representative. Our customer success teams collaborate with pharmaceutical manufacturers to adapt, author, and optimize their content and messaging in new formats such as video and for mobile-first consumption.
Health Systems
•Our Marketing Solutions are highly targeted. Like our pharmaceutical manufacturer customers, health systems are able to use our Marketing Solutions to run highly targeted campaigns to specialized audiences of physicians on our platform. Where we have measured ROI, health systems are able to promote brand awareness and develop new relationships with referring physicians at a proven median ROI of greater than 13:1.

•Our Hiring Solutions are highly effective. Health systems and medical recruiting firms are able to use Doximity for critical hiring needs across every specialty in all 50 states. Our Hiring Solutions are tech-enabled, allowing our customers to identify and connect with the best-fit candidates for their toughest-to-fill roles, and result in an over 9x higher click-through rate on recruitment messages than industry averages.
•We offer a trusted, reliable Telehealth Solution. Dialer was built for physicians and designed for reliability and ease-of-use with all patient demographics. We initially offered Dialer for free to members, and it became a trusted resource even before we bundled premium features into a commercial offering for health systems. Today, over 90% of U.S. hospitals have Dialer users at their facility, providing a robust organic sales funnel from our member-level offering to our Telehealth offering for health systems. This grassroots, user-led adoption has created built-in internal advocates and proof-points for health systems and hospital decision makers that Dialer will be a valuable platform for their organization. When deploying Dialer, many users have already adopted Dialer into their regular workflow, which significantly streamlines implementation relative to competitor solutions that require a full physician training on new technology. Our Telehealth Solution is reliable for physicians and user-friendly for patients, regardless of their comfort with technology, demographic background, or geographic location. This helps to boost patient satisfaction and decrease missed appointments. In a Doximity conducted survey, we found that 83% of physicians say they have better patient connection rates using Dialer compared to other offerings. Ultimately our Telehealth Solutions allow health systems and their physicians to care for more patients across a wider variety of specialties, use cases, and geographies, improving patient care.
Our Tools for Medical Professionals
The Doximity platform is free to join and use for U.S. medical professionals. Becoming a member of Doximity is as simple as navigating to our homepage or downloading our mobile app, and entering a first and last name and verifying real-name identity by National Prescriber Identifier, Social Security Number, Drug Enforcement Administration Registration Number, or medical email account confirmation. Our technology platform provides most medical professionals with a pre-populated profile using publicly and commercially available third-party data which members can further supplement, update, and refine.
Once verified, members gain access to our network, newsfeed, and—depending on their credentials—core features of our productivity tools, including telehealth.

Our Professional Network
•Profile. Members have a personalized and validated professional profile on the Doximity Network that acts as a digital curriculum vitae. Profile information includes education and training, hospital affiliations and practice contact information, certifications and licenses, specialization and clinical expertise, links to published research reports and press mentions, clinical trial participation, and any awards conferred. Our technology automatically searches for and updates new information on a daily basis. Members may also choose to share personal contact information (such as email or cell phone number) with other medical professionals on an individual, opt-in basis, each time they make a connection with another member.

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Fatima Cody Stanford, MD MPH, MPA, FAAP, FACP, FAHA, FTOS
Medicine/Pediatrics • Boston, MA
Obesity Medicine & Nutrition Physician- Massachusetts General Hospital; Instructor of Medicine and Pediatrics- Harvard Medical School
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MGH Weight Center
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Clinical Expertise
Health promotion, Health status disparities, Obesity and related disorders, Weight loss

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Work Experience
Harvard Medical School · Boston, MA
Obesity Medicine & Nutrition
Clinical & Research Fellow
January 2012 - Present
Mass General Hospital · Boston, MA
Obesity Medicine and Nutrition
Attending Physician
Education & Training
Massachusetts General Hospital
Fellowship, Obesity Medicine & Nutrition, 2012 - 2015
Palmetto Richland Memorial Hospital
Residency, Internal Medicine/Pediatrics, 2008 - 2012
Medical College of Georgia School of Medicine
Fellowship, Dean's Summer Research , 2004 - 2004
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MA State Medical License
2013 - 2022
American Board of Pediatrics
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Publications & Presentations
Physicians Certified by the American Board of Obesity Medicine Provide Evidence-Based Care
Kimberly A. Gudzune, Edmond P. Wickham, Stacy L. Schmidt, Fatima Cody Stanford...
Clinical obesity 2021 Feb 1
Exploring Pediatric Obesity Training, Perspectives, and Management Patterns Among Pediatric Primary...
Campoverde Reyes K.J., Perez N.P., Czepiel K.S., Shaw A.Y., Stanford F.C.
Obesity 2021 Jan 1
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The Association Between Weight Promoting Medication Use and Weight Gain in Postmenopausal Women...
Stanford, F. C., Cena, H., Biino, G., Umoren, O., Jimenez, M., Freeman,...
Menopause 2020 Jul 16
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Press Mentions
All Overweight D.C. Residents Will Get Priority for the Coronavirus Vaccine. Experts Are Skeptical
The Washington Post · Jan 22
... that balance of ensuring the right people are getting in line without creating barriers for them." Fatima Cody Stanford, an expert on obesity from Harvard...
People Have Been Obsessed with the Zone Diet for Years—

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•Connectivity with colleagues. Our network makes it easy for professionals to connect and stay in touch with the broader medical community. We regularly suggest new connections to members, such as co-residents, co-fellows, co-authors, colleagues from the same hospital or practice, and medical school classmates. As of March 31, 2021, over 56 million of these connections had been made with an average of over 50 colleagues per physician member, enabling referrals, sharing of medical knowledge, and career opportunities.
•Search. Members can use our powerful search technology to find other medical professionals by name, specialty, expertise, affiliation, or location. For example, a physician may have a patient with a chronic condition that requires specialist care at another health system or in another state. The physician can use our search tool to find the right expert for a right chronic condition at the closest health system, and potentially leverage mutual connections for a warm introduction.
•Careers. Our platform provides numerous tools that empower physicians to manage their careers effectively from training through retirement.
◦For practicing physicians. Members can browse permanent and locum tenens opportunities, set up job alerts to stay abreast of career opportunities matching their interests, and directly connect with our Hiring Solutions customers. Members also have access to detailed job market data, such as our Salary Map which provides a first-of-its-kind county-level look at physician compensation trends across specialties and geographies.

◦For students and residents. Members beginning their medical careers can discover and compare training programs across the country using Residency Navigator, a tool which provides a transparent look into U.S. medical residency programs, powered by peer nominations, ratings, and hand-written reviews, giving medical students the tools they need to navigate their future in medicine and to help choose the right program for their career goals. We do not accept fees or payments from hospitals or medical residency programs to impact their ranking or visibility on Residency Navigator. Residency Navigator serves as a relationship funnel for new members at the beginning of their medical careers. Over 90% of graduating U.S. medical students join Doximity to use tools including Residency Navigator before earning their medical degree.

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Hospital
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Carlin Lee, MD • 1st
Medicine/Pediatrics • Boston, MA
Skills: Pediatrics, Thoracic Imaging, Nuclear Medicine
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Fatima Stanford, MD
Medicine/Pediatrics • Boston, MA
Skills: Pediatric Obesity Medicine & Nutrition Physician- Massachusetts...
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Manesa Khandelwal, MD
Medicine/Pediatrics • Boston, MA
Skills: Pediatric Obesity Medicine & Nutrition Physician- Massachusetts...
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Suzanne Rowe-Haller, MD
Pediatrics • Boston, MA
Skills: Pediatric Obesity Medicine & Nutrition Physician- Massachusetts...
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Career Navigator

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Residency Navigator

Medical students can research residency programs and browse peer reviews to find the best program for their career goals.

Newsfeed
Our newsfeed serves as the personalized, curated home screen for each member when they sign on to the Doximity platform. We leverage artificial intelligence, or AI, including machine learning, or ML, to create a personalized and curated newsfeed for each of our members. Our platform provides access, free of charge to all of our members, to content from a variety of internal and third-party sources, including content created in-house and content linked to third-party sites (some of which may require a separate subscription).
•Medical articles. Our platform uses both algorithms and clinical editors to select content from a variety of sources based on a member’s profile and reading interests. Information used to select articles includes each member’s specialties, qualifications, connections, and content preferences, along with what is popular across our Network at that time. We are able to aggregate connections to relevant content from a variety of different sources, such as medical journals and specialist websites that a member might otherwise have to search for separately.

•Medical videos. Information about recent clinical trials or research results are distributed in an easy-to-consume video format, optimized for desktop or mobile viewing. Videos are designed to be brief, relevant and eye-catching to disseminate knowledge without wasting a physician’s time.
•Continuing Medical Education, or CME, credit. Our platform automatically tracks the articles that our members read, logging eligible CME credit for them as they go.
•Peer and colleague updates. Doximity members can stay abreast of and celebrate the professional updates and accomplishments of their peers and colleagues, from new jobs to awards, newly authored publications, and press mentions.
•Clinical discussions. Members can comment on and react to posts directly in their newsfeed. For example, members might discuss the results of a new clinical study, or even ask questions to the author of that study. Members can also submit for publication Op-Med articles, which is long-form content written by clinicians for clinicians, covering topics such as front-line experiences and practice-changing viewpoints. Ultimately, dialogue and interactive elements drive engagement within the ecosystem and facilitate peer-to-peer education.

•Sponsored content. Certain articles and videos are marked as sponsored content and are designed to be highly relevant to our members. These can appear to our members and are created in concert with our pharmaceutical and health systems customers and may include information about medications, clinical trials, guidelines and resources, and trends in medical and patient care. They are developed in collaboration with our customer success team to ensure they meet the high quality standards of our community.
Productivity
Members of our platform are able to access our productivity tools, a suite of HIPAA-compliant communication and digital workflow tools that are designed with their needs in mind to make their daily workflows more efficient. Historically, physicians have had to use a wide range of legacy tools that are time consuming, difficult to use for their day-to-day workflows, and can cause significant frustration. A survey conducted on behalf of The Physicians Foundation by Merritt Hawkins reported that 78% of physicians have experienced feelings of professional burnout, with electronic health record design and interoperability identified as one of the factors they find least satisfying about medical practice.16 We put the critical digital tools in one easy-to-use app and website.
•Digital Fax and eSignature. Allows physicians to send and receive HIPAA-compliant faxes through our mobile app or website. Members can electronically sign, edit, date, add attachments, and customize the cover page for their faxed documents, eliminating the need to print, manually sign, and rescan documents. This streamlines patient care coordination and digital record keeping.
•Secure Messaging. Enables members to collaborate securely regarding patient consultations, and coordinate care across multiple care team members, specialists, systems, or locations.
16 2018 Survey of America's Physicians Practice Patterns and Perspectives, The Physicians Foundation by Merritt Hawkins, September 2018.

•Voice Dialer. Provides physicians with the ability to call patients directly from their mobile phone while protecting the physician’s private number. To maintain privacy before Dialer, physicians would have to call patients from their office landline or dial *67 if calling from their mobile phone. With Dialer, physicians can pre-set their Caller ID to their office number so that when their patient’s phone rings, the patient sees that pre-set Caller ID, for example “San Mateo Health Clinic”. This both increases the chance a patient will answer the call and protects the physician’s privacy, enabling them to connect efficiently with patients on-the-go. Physicians can either initiate the call in the Doximity app, or use the leading EHR app, Haiku by Epic, to find a patient’s information and start a call with one tap.

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Patients see the member's office or clinic Caller ID, which increases the chance they'll pick up while maintaining our members' privacy.

•Video Dialer. Allows physicians to convert their smartphone and desktop to a telemedicine hub. Similar to Voice Dialer, physicians can initiate a video call from our app by entering the patient’s phone number. The patient receives an automated text message with a link to join the video call, and with one tap, the physician and patient are connected. No extra download or sign in is required for patients, making Video Dialer one of the easiest-to-use telemedicine solutions according to the Journal of the American College of Surgeons. Additional convenient features are accessible during a video call, such as the ability to easily add an interpreter or family member, or hand off the call to another member of the care team with one click, all in a HIPAA-compliant manner. Video calls can also be initiated on the desktop website and benefit from direct integration with the Epic Haiku app, just like voice Dialer.

Individual members of our Network have access to two versions of our voice and video dialer tools:
•Dialer Free is available to Doximity members at no cost.
•Dialer Pro is a premium subscription version of Dialer available to individual Doximity members and small healthcare organizations that is sold as a per-user annual license.
Physicians, physician assistants, and nurse practitioners on our network can upgrade from Dialer Free to Dialer Pro at any time. All other healthcare professionals, such as medical students and trainees, must upgrade to Dialer Pro once their free trial of Dialer Free has ended after 20 consecutive calls. In addition, our commercial Telehealth Solution for health systems, Dialer Enterprise, combines Dialer Pro with additional enterprise-level features. Our Video Dialer was launched in response to the COVID-19 pandemic to help our members stay safe and cope with the significant strains being placed on medical infrastructure in the United States. A recent JAMA publication found that after the start of the COVID-19 pandemic, the total number of in-person patient office visits declined by approximately 68% in April of 2020 in comparison to the prior year. Peer-reviewed research finds that physicians who used Doximity Dialer saw more Medicare patients and provided more services as compared to their pre-Doximity Dialer usage, suggesting improvements in physician productivity associated with the use of Dialer. Our productivity tools were broadly used among our member base prior to the COVID-19 pandemic, but during the pandemic, member engagement with these tools increased significantly.
Our Solutions for Healthcare Customers
We offer Marketing, Hiring, and Telehealth Solutions to pharmaceutical manufacturers, health systems, medical recruiting firms, and certain other healthcare companies on a predominantly subscription basis. In fiscal 2021, we had over          subscription customers, of which         contributed at least $100,000 of subscription revenue and         contributed at least $1,000,000 in subscription revenue. Our solutions focus on win-wins for our customers and our members, containing useful and relevant information for the physician's particular area of practice and their patients’ needs, while being respectful of their time.
Marketing Solutions
We provide a digital marketing platform for pharmaceutical manufacturers and health systems to serve our members with tailored content that is highly relevant to their clinical practices. Pharmaceutical manufacturers purchase campaigns on a brand-by-brand basis, and health systems execute campaigns on a service line by service line basis. Service lines in health systems refer to patient-centric clinical specialties, such as cardiology, oncology, neurology, and otolaryngology, among others.
Our customers are able to specify a combination of audience attributes, such as specialty, credential, and location, and also choose modules. Modules are the core building blocks of the marketing plan and are additive to one another. We package them into campaigns to meet the needs of individual brands and service lines. Our modules can be categorized as Awareness, Interactivity, and Peer, as follows:
•Awareness: modules that generate awareness and build name recognition, such as text and video articles. The content of these modules may include updates on how certain drugs perform in clinical trials, the opening of new hospitals or departments within a health system, or other information that is relevant to our members.
•Interactivity: modules that enable digital activities such as conference attendance, connecting with a sales representative, booking an appointment, or ordering product samples.
•Peer: modules that enable our members to connect and build professional relationships with thought-leaders, department chairs, and other experts within the Doximity network.
Our modules address specific needs of our customers. For example, one of our Interactivity modules appears adjacent to articles about scientific congresses or professional meetings. We are constantly developing new modules in response to customer feedback and market trends; for example, we enhanced our Awareness modules in fiscal 2020 to assist our customers with developing mobile-first video assets.
Our goal is to make sponsored content useful, relevant, and informative for our members. We have a customer success team that ensures both that our customers receive tangible, measurable, and repeatable benefits from their marketing spend, and that our members have access to sponsored content that is relevant and informative. The team works directly with our customers to deeply understand a customer’s goals, priorities, and messaging before helping with content and media formats. Our team can develop new content or fine-tune and reformat existing content for digital and feed-friendly marketing. We also provide ongoing support and reporting at the customer’s request.

We have demonstrated a median ROI of 10:1 for our pharmaceutical customers and a median ROI of greater than 13:1 for our health system customers. Our ROI studies are conducted independently by a third party for our pharmaceutical customers and using data from LexisNexis Risk Solutions for our health system customers.
We have become a valued collaborator to our customers. We have a track record of expanding throughout the medication portfolios of pharmaceutical customers and into additional service lines throughout a health system while also upselling additional modules. This drove our robust net dollar retention rate of               % in fiscal 2021.
Marketing Solutions Case Study - Ochsner Health
Louisiana-based Ochsner Health wanted to expand its network by educating physicians from other regions about the advanced clinical services, specialists, and care options available to their patients at Ochsner. Ochsner sought strategies that allowed them to efficiently connect with new physicians in a way that built deeper, ongoing relationships.
Doximity Solution:
•Leveraging Doximity’s Peer module, Ochsner set out to connect with new physicians from the southeastern United States across four service lines: Cardiology, Oncology, Neurology, and Surgery.
•Ochsner selected four staff physicians from each service line to feature in personalized messages to be sent through the Doximity platform. The messages highlighted recent Ochsner publications, current clinical research, upcoming symposia, and other items of interest that would help recipient physicians learn about the different clinical services and care options available to their patients at Ochsner.
•Doximity’s powerful analytics identified a highly relevant audience of potential physicians responsible for the care of patients in the local area who could benefit from care at Ochsner.
•Each message also included information about how the physicians could connect with the Ochsner physicians to discuss potential future care plans for their patients.
Key Results:
•The campaign generated new connections, introducing physicians in the broader Louisiana community and in nearby states like Florida, Tennessee, and Georgia to Ochsner specialists.
•Over time, these new connections with Ochsner’s world-class specialists yielded appropriate care plans for over 100 new patients.
•This success translated into an ROI in excess of 15:1.
•In the client’s own words, “We found actual, quantifiable results that showed we created new connections outside of our geographic footprint. We see Doximity as a mechanism to help us gain new physician relationships, and extend quality care to larger populations of patients.”
Marketing Solutions Case Study - A Top 20 Pharmaceutical Manufacturer
A top 20 pharmaceutical manufacturer with a portfolio of brands treating cardiometabolic conditions had worked with Doximity on a brand-by-brand basis for several years. In fiscal 2020, the manufacturer decided to consolidate its digital spend among a handful of strategic partners. They chose Doximity due to our ability to engage physicians via highly targeted, contextually relevant, educational content; and our superior client service.
Doximity Solution:
•Doximity worked with the brands to develop a robust library of assets leveraging our Awareness and Interactivity categories of modules. These included scientific and informational content such as patient identification criteria, mechanism of action overview, and clinical trial data. The brands also provided patient support materials for physicians to share with their patients.

•This library of assets enabled physicians to engage with the sponsored content at their own pace. Doctors saw new resources from the manufacturer every time they came to Doximity.
•Throughout the process, there was a seamless partnership between the client and the Doximity customer success team, ensuring smooth and timely execution.
Key Results:
•In fiscal 2021, Doximity worked with eight brands at the manufacturer, including two brands that had not previously bought from us.
•In total, over 65,000 providers engaged with the manufacturer’s marketing campaigns in fiscal year 2021.
•As a result of the positive experience working with Doximity, our partnership was expanded to include multiple additional campaigns for fiscal year 2022.
Hiring Solutions
We offer our Hiring Solutions to both health systems and medical recruiting firms, which pay for subscriptions that provide them with the ability to search and connect with medical professionals on Doximity. Our AI and ML-supported platform enables customers to run highly targeted hiring campaigns across a range of medical specialties and sub-specialties, uncovering passive but eligible candidates for proactive outreach on any locum tenens or permanent position.
Our modules for Hiring Solutions consist of the following:
•Job posts. Individual listings on our platform for open jobs, either posted directly by a health system or by a recruiting firm. Our members can search and browse these listings.
•Direct message. Recruiters, physicians, and administrators can direct message members who might be a good fit for a given open position. These messages may or may not be for an opening that has been posted on our job posts.
Both job posts and direct messages are sold as a subscription that entitles the customer to a certain number of job listings or messages on a self-serve basis throughout the contract period.
We also have a tech-enabled, higher-touch Hiring Solution called Curative that we acquired in fiscal 2021. We believe this is a ‘first-ever’ business model for healthcare recruiting, combining Doximity’s data science and intelligence with the service of Curative’s customer-focused recruiters. Our account managers at Curative work with health systems to source both locum tenens and permanent staffing, leveraging our platform and providing a higher level of support on an ongoing basis than our self-service Hiring Solution. Health systems enter into a contract with Curative on a placement-fee basis, and we receive a fee for each position we are able to successfully fill.
Our tech-enabled, digital channels for hiring are disrupting antiquated offline methods and becoming increasingly important in an industry with a persistent shortage of medical talent, growing locum tenens work, and increasing sub-specialization that complicates recruitment.
Hiring Solutions Case Study - Banner Health
Banner Health is one of the largest, nonprofit health care systems in the United States, hiring hundreds of physicians per year for roles in seven western states. Since fiscal 2014, the Banner Health recruitment team has considered Doximity’s subscription Hiring Solution offering to be one of their top resources to efficiently connect with and hire physicians for some of their toughest openings.
Pediatric subspecialties like Child Neurology can often take 6 months or longer to hire, due to their high demand and the small number of physicians who subspecialize, with only approximately 2,500 Child Neurologists practicing in the United States. So when faced with a Child Neurology assignment, the Banner Health team turned to

Doximity where they knew they could reach the largest audience of both active and passively seeking potential candidates.
Doximity Solution:
•Using Doximity‘s powerful subscription search tool, the Banner Health team was able to identify that over 2,100 Child Neurologists were already Doximity members, making Doximity one of the most efficient ways to reach the most potential candidates where they already were online.
•The Banner Health team crafted personalized messages to send to individual candidates hand selected by the Banner Health team with ties to the local area, and maximized the job’s visibility by publishing a Job Post to all Child Neurologists on the network.
Key Results:
•The Job Post alone quickly attracted eight qualified candidates, with one standing out among the rest.
•The Banner Health team ended up hiring that physician within three months, which is under half the time it can typically take.
•With successful placements like this, the Banner Health team has continuously expanded their investment in Doximity since fiscal 2014.
Telehealth Solutions for Health Systems
Our Dialer tool facilitated over 63 million virtual patient visits between launch and March 31, 2021, making it one of the most-used telemedicine technology among U.S. physicians in fiscal 2021. In addition to our direct-to-member offerings—Dialer Free and Dialer Pro—we launched a commercial Telehealth Solution, Dialer Enterprise, with a beta version available in April and a full launch in May of 2020. We provide Dialer Enterprise to health systems and hospitals seeking an accessible but powerful telehealth solution.
Dialer Enterprise enables unlimited access to Dialer for all users across a health system’s organization, and unlocks the same premium feature set as Dialer Pro with an added service layer for the organization that includes a dedicated customer success manager, premium user support, and monthly utilization reporting. Health system customers also have the opportunity to brand the user and patient experience as well as leverage their own security and HIPAA requirements to create consistent protocols for use. Our health system team can also integrate Dialer into our customer's electronic medical record system so that their users can access Dialer from directly within their existing clinical workflows.
The organic adoption of Dialer by clinicians is an important factor driving our Pro and Enterprise offerings. With over 90% of U.S. hospitals having Dialer users at their facility, this grassroots, user-led adoption has created built-in internal advocates and proof-points for health systems and hospital decision makers that Dialer will be a valuable platform for their organization. When deploying Dialer, many users have already adopted Dialer into their regular workflow, which significantly streamlines implementation relative to competitor solutions that require a full physician training on new technology. We also tend to see greater adoption of Dialer within our customers’ organizations, as the existence of our collaboration drives even further awareness of the tool among their clinicians.
Dialer Enterprise is sold as a subscription, with pricing based on the size of the health system. As of March 31, 2021, we had over 150 health system subscribers on Dialer Enterprise, and over 25% of U.S. doctors are covered by a Dialer Enterprise agreement.
Dialer Enterprise Case Study - Sentara Healthcare
Sentara Healthcare, a not-for-profit system of 12 hospitals and more than 230 practices in Virginia and northeastern North Carolina, was among the first health systems to build out a virtual care platform for its patients.

Over time, telehealth has helped the system improve access to care and increase utilization by offering its patients a more convenient, virtual option when an in-person visit was not feasible.
Despite this progress, Sentara still experienced issues with patients missing their appointments. Patient no-shows are a common issue for healthcare providers and can often result in lower patient and provider satisfaction, worse health outcomes, and lost reimbursement.
Doximity Solution:
•To help reduce no-shows, Sentara partnered with Doximity to scale access to Dialer Enterprise across the entire organization.
•Dialer enabled Sentara providers to easily voice and video call their patients, oftentimes after patients had difficulties accessing their visit on other platforms or had even forgotten about their visit entirely.
•With Dialer’s Call Nudge and VoiP functionality, Sentara providers can seamlessly remind a patient to join the call, and switch between voice and video within the same visit depending on the needs of the visit and the capabilities of the patient.
Key Results:
•Sentara achieved a % reduction in virtual no-show rate.
•More than 75,000 virtual visits conducted on Dialer Enterprise since August 2020.
Our Strengths
Our business exhibits a number of key strengths which we believe position us to drive sustained growth.
•We are the trusted and secure physician-first platform. Since our founding, Doximity has been architected physician-first, with trust at the core of what we do. We verify the identities and qualifications of our medical professionals through integration with third-party databases. In addition, our communications solutions are HIPAA compliant, providing medical professionals with a critical platform for protected communications.
•We have the largest digital network of medical professionals. Our network includes 80% of U.S. physicians, over 50% of U.S. nurse practitioners and physician assistants, and over 90% of graduating U.S. medical students. For our members, this provides the broadest available range of professional connections and networking opportunities. We believe we have become the primary physician-to-physician connectivity medium, with our members making over 56 million connections on our network as of March 31, 2021. The scale and strength of our network has made us a strategic collaborator of choice for pharmaceutical manufacturers and health systems. We enable these organizations to engage with a valuable and otherwise difficult-to-reach audience, covering an increasing number of specialized medical professionals and enabling targeted outreach.
•We benefit from powerful network effects. Both the medical professionals and customers that use our platform benefit immensely from access to our large and dynamic ecosystem, and we fuel the expansion of this network of medical professionals, pharmaceutical manufacturers, and health systems by adding new tools and solutions to our platform. As we expand our capabilities, Doximity becomes more attractive to new and existing members and customers, ultimately generating more data and insights that allow us to develop better tools and solutions, and build greater scale.
•We are deeply embedded in physician workflows. Our tools and third-party integrations are designed to solve workflow pain-points for physicians. For example, a Doximity member can electronically sign and digitally fax a referral note to a different hospital, send a secure message to a colleague to coordinate care, or conduct a telehealth visit with a patient. As of March 31, 2021, medical professionals on our platform had completed over 63 million Dialer visits. Our tools provide physicians with the ability to deliver best-in-class healthcare, spend more time with patients, and ultimately improve patient care.

•We innately understand physician workflows are different from traditional technology workflows. Through having product leaders who are physicians, designers, and engineers familiar with healthcare services, and an extended team of medical professionals in our advisory committees, we are able to build solutions that enable physicians and act as an extension of their practice. Our R&D team delivered over 30,000 deployments to production in fiscal 2021. Our physician-centric product design process has contributed to significant levels of adoption and endorsement, with a 4.8/5 star rating from over 100,000 reviews by health professionals in the Apple App Store as of March 31, 2021.
•We are strategic to our customers. We provide a unique, digital channel to connect with the most valuable professionals in healthcare. Pharmaceutical manufacturers and health systems gain access to a high ROI solution. Health systems and medical recruiting firms gain access to a comprehensive nationwide network and database of specialty and sub-specialty professionals. We align our goals with our customers and help them make the necessary leap to digital.
Our Growth Strategies
•Grow the Doximity Network. While we will continue to grow our number of physician members, we are under-penetrated among other types of medical professionals such as nurse practitioners, and have an opportunity to expand our offering to physical therapists, dentists, psychologists, and many other professions. As more medical professionals join our platform, we become a more valuable connectivity tool for members, and a more valuable marketing and hiring channel for pharmaceutical manufacturers and health systems.
•Continuously improve and innovate on our platform. Improving our existing capabilities, and innovating to add new tools and solutions, will make our platform more valuable to members, helping to attract new members and customers, while increasing the engagement of existing ones.
•Expand within customers of our solutions. Our existing customers represent a significant opportunity to grow our platform. Many of our large pharmaceutical customers initially run marketing campaigns for a certain number of brands but have a track record of increasing their spend with us both by adding modules and expanding across more of their portfolio of brands once they have seen the quantifiable benefits of our Marketing Solutions. Health systems have a similar track record of expanding their usage of our platform across different service lines.
•Attract new customers. We have an opportunity to engage additional pharmaceutical manufacturers and health systems as we raise awareness of our offerings through our sales and marketing efforts and as we expand our offerings.
•Further monetize our Telehealth Solutions. While telehealth adoption accelerated with the COVID-19 pandemic, we believe the prevalence of telehealth will continue after the COVID-19 pandemic eases. Our telehealth tools are used and trusted by hundreds of thousands of our members, and the rapid adoption by health systems of our commercial Telehealth Solution, Dialer Enterprise, reflects that professional trust. We have only just begun to roll out our solution to health system customers and have significant whitespace ahead of us.
•Grow our patient-facing tools. Patients can search for the right doctor or hospital for their needs through our collaboration with the Doctor Finder tool of U.S. News & World Report, which publicly displays summary physician profiles and hospital rankings powered by an integration with our Doximity network. We also collaborate with U.S. News & World Report to offer a direct-to-patient scheduling tool for health systems. We see opportunities to expand our offerings to patients in the future, including direct access to our network and tools, such as allowing patients to use Doximity to message physicians confidentially and securely about their health. Consumers on the platform would also create a significant value opportunity for our customers.
•Consider strategic acquisitions to expand our platform capabilities. In the past, we have selectively used mergers and acquisitions to accelerate our product roadmap to bring medical professionals and customers more complete solutions and increase demand for our products. For example, in fiscal 2021 we acquired Curative Talent, a medical recruiting agency, in order to augment our Hiring Solutions with a tech-enabled, higher-touch service. We plan to continue evaluating similar opportunities and execute on them if we find the right fit for our members, customers, and our company.
Our Technology Platform
Our technology platform supports a vast network of member connections, with regularly updated profiles, secure communication and productivity tools, and vast amounts of searchable indexed data, resulting in over 30 million platform interactions per day. Together, we believe these features of our platform form a valuable competitive strength.
Platform Advantages
•Extensive and dynamic database of U.S. physician information: Over the past 10 years, members have interacted with each other and our technology platform hundreds of millions of times. This has enabled us to build a vast, interactive data set intelligently combining proprietary information and previously siloed public information. Along with user-entered input, our proprietary algorithms incrementally developed over the past 10 years constantly identify new information for our members from hundreds of third party sources that are isolated and siloed in the healthcare space. For example, we have collected and defined a comprehensive list of referenceable medical specialties and sub-specialties, identified relationships between medical institutions and their residency programs, and developed unique member identification of published scientific articles and awards. The up-to-date and scaled nature of our database is critical to the value proposition for both our members and our pharmaceutical manufacturer and health system customers. As this information is correlated and updated on members’ profiles, it ensures that our members are served content that is most relevant to them at any particular time and builds trust in network interactions.
•Statistical and ML methodologies: We utilize proprietary statistical and ML methodologies across our platform for a number of use cases to benefit our members. Some of the major components include:
•Aggregating and coupling disjointed datasets from numerous medical sources into a live database of physician information to perform descriptive, diagnostic, and prescriptive analysis.
•The medical news that any particular member sees is tailored to their specific specialty, clinical areas of interest, and viewing history, ensuring each member’s news feed is personalized to them. This technology also ensures our pharmaceutical and health system customers get value from using the platform, as their digital marketing content will be served to members that are more likely to find it relevant and interesting based on their profile and viewing history.
•Our Hiring Solutions are able to show recruiters and administrators top candidates for potential openings before those candidates even see the job post or apply, automatically matching candidates with openings based on job history, interests, and geography.
•Extensive, interactive database of U.S. medical residency and employment data: We collect and maintain a vast repository of residency and employment data from our members, which includes member reviews on their experience at hospitals and residency programs, detailed statistics on user experiences regarding program setting and training environment, and a salary map across different specialties and geographies across the country. We make this data available to all of our members in easily accessible portals which are automatically updated as our members provide additional data on the platform.
•Proprietary productivity and telehealth tools: Our productivity and telehealth tools have been built to be physician-first with usability in mind at every step. Built on top of a modern software stack, our tools allow doctors to communicate via messages, voice, and video—and their patients do not need to install an app to be connected. Initiation of calls and transmission of media is managed by third party provider, Twilio, ensuring rapid scalability and enterprise-grade reliability for physicians and patients who need to communicate in both routine and emergency situations. On top of this base service, we have designed a broad range of customized, physician-first telehealth features specific to our platform such as ‘call nudge’ reminding a patient of a visit, ‘straight to voicemail’ enabling physicians to choose not to disturb patients after-hours, and the flexibility to switch between voice and video at will, among others.
Design Principles
•Nimble and proven technology stack: Our technology stack and product development teams are set up to enable rapid prototyping and development of new features via controlled rollouts. As the core of the technology stack is stable and similar across products, it enables the shifting of resources quickly to meet the needs of our business and our members.
•Innovative, useful, and unobtrusive design: These three principles inform our passion for designing products that respect the healthcare professional’s time. Our design process involves user research and rapid iteration to continuously optimize each workflow, enabling the busy physician to attend to patients, not the technology.
•Secure: Physician communications are subject to stringent security and privacy requirements, and all elements of our platform are designed to be compliant with these requirements. Our messaging tools are compliant with HIPAA and validated through external auditing procedures. Physician information that is posted to profiles is protected with anti-scraping technologies such as a Web Application Firewall, Runtime Application Self-Protection, Bot Protection, Rate-Limiting, and our network employs DDoS mitigation technology to protect against attacks. All data is encrypted in transit and at rest using TLS 1.2, and personal health information is encrypted at rest using AES-256 encryption. Along with a dedicated in-house security team and contracted security researchers, we maintain a comprehensive HackerOne program for proactive vulnerability inspection of our entire offering.
Sales and Marketing
We employ a direct sales organization composed of highly trained team members. The sales organization is segmented primarily by customer type. For example, there is one enterprise-focused team concentrating on pharmaceutical manufacturers and another concentrated on health systems. Our direct sales organization also reaches customers through indirect channels, such as third-party marketing agencies utilized by our pharmaceutical and health system customers.
The direct sales organization is supported by marketing and customer success specialists. We generate customer leads, accelerate sales opportunities, and build brand awareness through our marketing programs, both digitally and offline. These programs target decision makers to provide information about our company and solutions through digital advertising, field marketing events, integrated marketing campaigns (including direct email and online advertising), industry events, trade shows, and conferences. Our customer success team supports customer retention by working directly with customers to produce higher engagement with our solutions, which in turn expands their use of the platform in the future.
We buy a limited amount of digital search and display advertising on Google and Facebook to encourage potential members to sign up for our platform.
Competition
Although we have built a scaled and highly differentiated platform, we face competition across different aspects of our business. We have experienced, and expect to continue to experience, intense competition from a number of companies, and we expect such competition to increase as our industry evolves. Specifically, we compete for medical professionals as members, and for pharmaceutical and health system companies as customers for our Marketing, Hiring, and Telehealth Solutions.
•Competing for members: We compete with large technology companies that have developed online networking and collaboration tools such as LinkedIn, Facebook, Google, and Twitter, in addition to smaller, emerging companies. However, we believe we are the only professional network solely dedicated to medical professionals, with a purpose-built platform to address their networking, collaboration, content, educational, and career management needs.
•Competing for customers: We compete across several categories to access spend in the healthcare category. We specifically compete for access to marketing, hiring, and telehealth budgets. We believe that our platform and the network of medical professionals on Doximity allow us to provide our customers with solutions that result in attractive returns on their marketing and hiring budgets.
◦Marketing: We compete with online and offline outlets that provide marketing and advertising services that enable pharmaceutical manufacturers to educate medical professionals about their brands. These outlets include health-related websites and mobile apps.
◦Hiring: We compete in the healthcare staffing industry with job boards, self-service recruiting tools, and medical recruiting firms in national, regional, and local markets. We compete with large healthcare staffing companies as well as smaller, more regionally focused companies.
◦Telehealth: We compete with other providers of telehealth services, such as Teladoc Health and Amwell, in addition to smaller, emerging companies that provide telehealth services on behalf of employers and insurance plans. In addition, with the emergence of the COVID-19 pandemic, we have seen increased competition from broader video communication solutions, such as Zoom Video Communications.
The industries in which our products are offered are evolving rapidly and are becoming increasingly competitive. Larger and more established companies may focus on our market and could directly compete with us. Smaller companies, including application developers, could also launch new products and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the markets for Marketing and Hiring Solutions to continue to focus on these areas. Many of our competitors and potential competitors have significantly greater financial, technological, and other resources than we do and greater name recognition and more established distribution networks and relationships with healthcare providers than us. As a result, many of these companies may respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution, litigation, and financing capital equipment acquisitions for their customers.
Our competitors may announce new products, services, or enhancements that better address changing industry standards or the needs of members and customers, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share or decreased member engagement, any of which could adversely affect our business and operating results. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results. If this occurs, our ability to successfully market our services to customers may be harmed and our business results may suffer.
Our People, Culture, Values, and Human Capital Resources
At Doximity, we organize our teams into small, nimble groups that operate autonomously and are empowered to make decisions quickly who aim to stay close to our members and customers. As of March 31, 2021, we had a total of 713 employees. More than 35% of our employees work in R&D, including in Product, Engineering, and Data. We have always been a geographically distributed team: over three-quarters of our employees were already working remotely prior to the COVID-19 pandemic. We supplement our workforce with contractors and consultants in the United States and internationally. To our knowledge, none of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.
We prioritize diversity and inclusion, and regularly track our progress against quantifiable goals. We were recently named one of the “100 Best Places To Work In San Francisco” by Built In.

We champion the following core values:
•Get Stuff Done: We are doers. We solve problems everyday by treating obstacles like an adventure.
•Straight Talk: We say what we think and every voice is heard and respected. Transparency makes us stronger.
•Stretch Goals: Innovation requires risk taking. We challenge assumptions and shoot for the stars.
•Bring the Real You: We bring our quirky, unique selves to work. Diverse personalities create a more interesting and creative environment.
We and certain of our employees also volunteer time with a number of charity initiatives, including the Dox Foundation, which was formed by our Chief Executive Officer and his family. The Dox Foundation’s work includes helping clinicians reach underserved communities by funding flights for medical mission trips and providing grants to applicants. Applicants have traveled to Uganda, Cambodia, India, Myanmar, and the West Indies to provide services as diverse as cleft lip and palate surgery, orthopedic surgery education, and nursing education at a children’s hospital.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Data Protection
The data we collect and process is an integral part of our tools and solutions, allowing us to ensure our members are verified, the experience we provide is engaging and personalized, and the content we present is the most relevant.
We collect and may use personal information to help run our business (including for analytical purposes) and to communicate and otherwise reach our network members. In some instances, we may use third-party service providers to assist us in these efforts.
We endeavor to treat our members’ data with respect and maintain member trust. We provide our members with options designed to allow them to control their data, such as allowing our members to decide which profile contact information is viewable publicly and which is accessible to new connections. Members can also request deletion of their data under applicable privacy laws and procedures. Our privacy and security teams are devoted to processing and fulfilling member requests regarding access to and deletion of their data.
Our respect for laws and regulations regarding the collection and processing of personal data underlies our strategy to improve our member experience and build trust in our network and platform. To read more about our approach to privacy laws and the regulations, please see “Business—Healthcare Laws and Regulations” and “Risk Factors—Risks Related to Our Business—We are subject to stringent and changing laws, regulations, self-regulatory schemes, contractual obligations, and standards related to privacy, data protection, and information security. The actual or perceived failure by us, our customers, partners, or vendors to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.”
Healthcare Laws and Regulations
Our business is subject to extensive, complex, and rapidly changing federal and state laws and regulations. Various federal and state agencies have discretion to issue regulations and interpret and enforce healthcare laws. While we believe we comply in all material respects with applicable healthcare laws and regulations, these regulations can vary significantly from jurisdiction to jurisdiction, and interpretation and enforcement of existing laws and regulations may change periodically. Moreover, in many jurisdictions in which we operate, neither our current nor our anticipated business model has been the subject of judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business. In addition, our consumer transactions business is subject to certain financial services laws, regulations and rules, such as the Payment Card Industry Data Security Standards.
U.S. state and federal health information privacy and security laws
There are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information, including health information. In particular, HIPAA established privacy and security standards that limit the use and disclosure of protected health information, referred to as PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in electronic form. Our members as well as certain of our enterprise customers are regulated as covered entities under HIPAA. As a service provider who creates, receives, maintains, or transmits PHI on behalf of these covered entities for certain of our services, Doximity is a “business associate” as defined under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, certain HIPAA requirements are also directly applicable to business associates.
Violations of HIPAA may result in civil and criminal penalties and a single breach incident can result in violations of multiple standards. We must also comply with HIPAA’s breach notification rule. Under the breach notification rule, business associates must notify covered entities of a breach, and those covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security, or integrity of the PHI. In addition, notification must be provided to HHS, and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. In the event of a breach, our covered entity enterprise customers may require we provide assistance in the breach notification process and may seek indemnification and other contractual remedies.
State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.
Further, many states in which we operate and in which our members and customers as well as their patients reside also have laws that protect the privacy and security of sensitive and personal information, including health information, information regarding mental health and substance use treatment, and other information related to the provision of healthcare services. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA, including the provisions of the CCPA, which went into effect January 1, 2020. While any information we maintain in our role as a business associate may be exempt from the CCPA, other records and information we maintain on our members may be subject to the CCPA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.
In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.
In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of personally identifiable information and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities, and others.
Federal and State Telecommunications Laws
There are a number of federal and state laws and regulations potentially applicable to communications by phone, text message, or facsimile, including the TCPA, and those laws and regulations are continuously evolving. Our services that allow members and other platform users to leverage such telephonic communications may be subject to these laws and regulations.
Other Healthcare Laws and Regulations and Health Reform
Many states limit the scope of business relationships between business entities and medical professionals, particularly with respect to fee splitting. While many states fee-splitting laws only prohibit a physician from sharing medical fees with a referral source, some states have interpreted certain management agreements between business entities and physicians as unlawful fee-splitting. Statutes and regulations relating to the practice of medicine, fee-splitting, and similar issues vary widely from state to state. Because these laws are often vague, their application is frequently dependent on court rulings and attorney general opinions.
Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our agreements with providers licensed in the state. However, regulatory authorities or other parties, including our providers, may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with our provider customers constitute unlawful fee splitting. These laws generally prohibit us from exercising control over the medical judgments or decisions of physicians and non-physician healthcare providers and from engaging in certain financial arrangements, such as splitting professional fees with healthcare providers. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our provider customers, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our provider customers that interfere with our business, and other materially adverse consequences.
Further, certain laws may apply to us indirectly through our relationships with healthcare professionals. For example, certain federal and state anti-kickback and false claims laws may apply to us indirectly through our arrangements with healthcare professionals and entities. If we are found to have violated, or to have facilitated the violation of such laws, we could be subject to significant penalties.
Additionally, there have been several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. Such reform measures are likely to continue, particularly in light of the new presidential administration. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies. In addition, though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the market.
As of April 30, 2021, we have four provisional patent applications in the United States. We continually review our development efforts to assess the existence and patentability of new intellectual property.
We have an ongoing trademark and service mark registration program pursuant to which we register our brand names, product names, and logos in the United States to the extent we determine appropriate and cost-effective. As of March 31, 2021, we have a total of five registered or applied-for trademarks in the United States and two registered trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as www.doximity.com and other variations.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, if we were to expand internationally, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We may be dependent on third-party content, technology, and intellectual property in connection with our business. We expect that infringement claims may increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations, and financial condition.
Our Facilities
Our corporate headquarters is located in San Francisco, California, where we currently lease approximately 23,000 square feet pursuant to a lease agreement that expires in May 2021, which we extended for limited-use purposes through January 2022. We also lease additional facilities in Dallas, Texas and Mission Viejo, California.
We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.
Legal Proceedings
We are not currently a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material effect on our operations, cash flows, and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of April 30, 2021:

Name	Age	Position
Executive Officers and Directors:
Jeffrey Tangney	48	Chief Executive Officer and Director
Anna Bryson	31	Chief Financial Officer
Joseph Kleine	57	Chief Commercial Officer

Non-Employee Directors:
Kevin Spain(1)(2)	49	Director
Gilbert Kliman(2)(3)	62	Director
Regina Benjamin(1)(3)	64	Director
Kira Wampler(2)(3)	48	Director
Tim Cabral(1)	53	Director
_____________________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive Officers
Jeffrey Tangney. Mr. Tangney is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception in April 2010. Jeffrey Tangney co-founded Epocrates, Inc., a public mobile medical reference app company, in June 1999, and held various management positions at Epocrates through March 2010, most recently as its chief operating officer and executive vice president of sales and marketing since September 2005. From June 1993 to August 1997, Mr. Tangney served as a manager of ZS Associates, a consulting firm. Mr. Tangney holds a B.S. in Economics and Math from the University of Wisconsin-Madison and an M.B.A. from the Stanford Graduate School of Business. We believe Mr. Tangney is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our Chief Executive Officer.
Anna Bryson. Ms. Bryson has served as our Chief Financial Officer since February 2021. From August 2017 to February 2021, Ms. Bryson served in various finance roles within our company, most recently as our VP of Strategic Finance, Financial Planning, and Analysis. Prior to joining our company, Ms. Bryson served as the founder and chief executive officer of ACB Capital, an investment advisory firm, from June 2012 to July 2017. Ms. Bryson holds both a B.A. and an M.A. in Philosophy, Politics, and Economics from the University of Oxford.
Joseph Kleine. Mr. Kleine has served as our Chief Commercial Officer since May 2018, after serving as our Senior Vice President since joining our company in 2016. From February 2013 to February 2015, Mr. Kleine served as the Senior Vice President of WebMD, a public consumer health information company. Mr. Kleine holds a B.A. in Economics and Policy and Management Studies from Dickinson College and an M.B.A. from the Fuqua School of Business at Duke University.
Non-Employee Directors
Kevin Spain. Mr. Spain has served as a member of our board of directors since March 2011. Since March 2011, Mr. Spain has served as general partner of Emergence Capital Partners, a venture capital firm, and served as a principal of Emergence Capital Partners from September 2006 to March 2011. Prior to joining Emergence Capital Partners, Mr. Spain was a member of the corporate development group of Microsoft Corporation, a computer software company, from June 2003 to May 2006, and a member of the corporate development group of Electronic Arts Inc., a game software content and services company, from September 2000 to May 2003. Mr. Spain was previously co-founder and chief executive officer of Madison.com, Inc., which provided a hosted marketing management solution for small and medium sized companies. Mr. Spain served on the board of directors of Veeva

Systems Inc., or Veeva, a public cloud-computing company, from May 2008 to July 2014. Mr. Spain currently serves on the board of directors of several privately held companies. Mr. Spain holds a B.A. in Business Administration from the University of Texas at Austin and an M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Spain is qualified to serve on our board of directors because of his extensive industry experience and his experience advising other public companies.
Gilbert Kliman, M.D. Dr. Kliman has served as a member of our board of directors since October 2011. Dr. Kliman has served as managing partner of InterWest Partners, a venture capital firm, since February 1999, and as a venture partner since November 1996. Since June 2020, Dr. Kliman has served on the board of directors of STAAR Surgical Company, a public medical device company. Since March 2020, Dr. Kliman has served on the board of directors of Glaukos Corporation, a public medical technology and pharmaceutical company, and previously served as a member of the Glaukos board of directors from January 2007 until his resignation in August 2019 in connection with Glaukos’ acquisition of Avedro, Inc., or Avedro, a private pharmaceutical and medical technology company. Dr. Kliman served as a member of Avedro’s board of directors from December 2015 to August 2019. Dr. Kliman also served on the board of directors of Restoration Robotics (acquired by Venus Concept Inc.) from July 2007 to November 2019. Dr. Kliman is a board-certified ophthalmologist and completed a retina research fellowship at Massachusetts Eye and Ear Infirmary and residency training at Wills Eye Hospital. Dr. Kliman holds a B.A. from Harvard University, an M.D. from the University of Pennsylvania, and an M.B.A. from the Stanford Graduate School of Business. We believe Dr. Kliman is qualified to serve on our board of directors because of his experience in both business and practice as a medical doctor, and his experience advising other public companies.
Kira Wampler. Ms. Wampler has served as a member of our board of directors since March 2020. Ms. Wampler has served as venture chair of Redesign Health Inc., a private investment firm and healthcare innovation platform, since February 2020. From November 2016 to March 2019, Ms. Wampler served as the chief executive officer of Art.com Inc., a private art retailer company, during which time she led the company through its acquisition by Walmart Inc. From December 2014 to November 2016, Ms. Wampler served as the chief marketing officer of Lyft, Inc., a mobile ride-sharing app. Ms. Wampler also previously served as chief marketing officer of Trulia, Inc., a private real estate listing company, from November 2013 to November 2014. Ms. Wampler has served on the boards of directors of private companies including Candid Care Co. since September 2019, Personal Capital Corporation from March 2019 to August 2020, and Healthline Media, Inc from March 2019 to August 2019. Ms. Wampler holds a B.S. in Foreign Services from Georgetown University School of Foreign Services, where she majored in History and Diplomacy, and an M.B.A. from the Fuqua School of Business at Duke University. We believe Ms. Wampler is qualified to serve on our board of directors because of her extensive experience advising technology companies as both a director and executive.
Regina Benjamin, M.D. Dr. Benjamin has served as a member of our board since September 2020. Dr. Benjamin is currently the founder and chief executive officer of, and is a practicing physician at, BayouClinic, Inc., a hospital and healthcare company, since January 1990. Dr. Benjamin was appointed as the 18th United States Surgeon General by President Barack Obama in July 2009 and served in that role from November 2009 to August 2013. In addition, Dr. Benjamin has approximately 30 years of experience as a practicing family physician. Dr. Benjamin has served as the founder and chief executive officer of the Gulf States Health Policy Center since June 2013, and as the NOLA.com/Times Picayune Endowed Chair in Public Health Sciences at Xavier University of Louisiana since September 2013. Dr. Benjamin currently serves as a member of the boards of directors of each of the Oak Street Health, Inc., a public healthcare services company, since October 2020, Ascension Health Alliance, a private healthcare company since June 2014, Computer Programs and Systems, Inc., a public technology company, since November 2017, ConvaTec Group plc, a public medical products and technologies company, since August 2017, Diplomat Pharmacy, Inc., a private company providing specialty pharmacy services, following its acquisition by OptimRx, since April 2017, and Kaiser Foundation Hospitals and Health Plan since June 2015. Dr. Benjamin also serves on the advisory board of HealthQuest Capital, a private growth capital firm, since May 2020. Dr. Benjamin served on the board of directors of Alere Inc., a private medical device company, from December 2013 to July 2015, and as a member of the March of Dimes Board of Trustees from June 2014 to June 2019. Dr. Benjamin holds a B.S. in Chemistry from Xavier University of Louisiana, an M.D. from the University of Alabama at Birmingham, and an M.B.A from Tulane University. We believe Dr. Benjamin is qualified to serve on our board of directors because of her extensive experience in both business and practice as a medical doctor and her experience advising other public companies.

Tim Cabral. Mr. Cabral has served as a member of our board of directors since September 2020. From February 2010 to September 2020, Mr. Cabral served as chief financial officer for Veeva, during which time the company launched its initial public offering. From February 2008 to February 2010, Mr. Cabral served as chief financial officer and chief operations officer for Modus Group, LLC, a private a wireless solutions and services company, and served as chief financial officer and vice president of operations for Agistics, Inc., a private employee management services company, from March 2005 to June 2007. Prior to its acquisition by Oracle Corporation, Mr. Cabral spent more than seven years at PeopleSoft, Inc., a computer technology company, beginning in November 1997, where he held various positions, including vice president of products & technology finance from June 1999 to January 2005 and senior director of corporate financial planning and analysis from November 1997 to June 1999. Since December 2019, Mr. Cabral has served on the board of directors of ServiceTitan, Inc. a private cloud-based home services company. Mr. Cabral previously served on the board of directors of Apttus Corporation, a private software provider, from October 2017 to October 2018, when it was acquired by Thoma Bravo. Mr. Cabral holds a B.S. in Finance from Santa Clara University and an M.B.A. from the Leavey School of Business at Santa Clara University. We believe Mr. Cabral is qualified to serve on our board of directors because of his previous experience in a lead role of a company during its initial public offering and management thereafter.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Code of Conduct
Prior to the completion of this offering, our board of directors will adopt a code of conduct that will apply to all of our employees, officers, and directors, including our chief executive officer, president, chief financial officer, and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of conduct will be posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of six directors, five of whom will qualify as “independent” under New York Stock Exchange listing standards. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering.
In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be                 ,                and                 , and their terms will expire at the first annual meeting of stockholders after the completion of this offering;
•the Class II directors will be                ,                and                , and their terms will expire at the second annual meeting of stockholders after the completion of this offering; and
•the Class III directors will be               ,                and               , and their terms will expire at the third annual meeting of stockholders after the completion of this offering.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that all but Mr. Tangney do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of Tim Cabral, Regina Benjamin, and Kevin Spain, with Mr. Cabral serving as Chairperson. The composition of our audit committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that Mr. Cabral is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:
•select a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;
•help to ensure the independence and performance of the independent registered public accounting firm;
•discuss the scope and results of the audit with the independent registered public accounting firm and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•review our policies on risk assessment and risk management;
•review related party transactions;
•obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures and any steps taken to deal with such issues; and
•approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee
Our compensation committee consists of Kevin Spain, Kira Wampler, and Gilbert Kliman, with Mr. Spain serving as Chairperson. The composition of our compensation committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:
•review, approve, and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;
•administer our stock and equity incentive plans;
•review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and
•establish and review general policies relating to compensation and benefits of our employees.
Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.
Nominating and Governance Committee
Immediately following the completion of this offering, our nominating and governance committee will consist of Kira Wampler, Regina Benjamin, and Gilbert Kliman, with Ms. Wampler serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:
•identify, evaluate, and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•evaluate the performance of our board of directors and of individual directors;
•consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
•review developments in corporate governance practices;
•oversee environmental, social and governance matters;
•evaluate the adequacy of our corporate governance practices and reporting; and
•develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing requirements and rules of the New York Stock Exchange.
Role of Board of Directors in Risk Oversight Process
Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

EXECUTIVE COMPENSATION
Overview
The following discussion contains forward‑looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during fiscal 2021, our next two most highly compensated executive officers in respect of their service to our company for fiscal 2021, and one additional individual for whom disclosures would have been provided but for the fact that the individual was not serving as an executive officer at the end of fiscal 2021. We refer to these individuals as our named executive officers. Our named executive officers for fiscal 2021 are:
•Jeffrey Tangney, our Chief Executive Officer;
•Anna Bryson, our Chief Financial Officer;
•Yang Chao, our former Chief Financial Officer; and
•Joseph Kleine, our Chief Commercial Officer.
Compensation for our executive officers is comprised primarily of the following main components: base salary, bonus, and equity incentives in the form of stock options. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.
2021 Summary Compensation Table
The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers during fiscal 2021.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(2)		Total ($)
Jeffrey Tangney Chief Executive Officer	2021	240,000		—		20,868,314	(3)	—		204,634		21,312,948
Anna Bryson Chief Financial Officer	2021	221,667	(4)			4,080,372		50,000	(5)	4,828		4,356,867
Yang Chao Former Chief Financial Officer	2021	192,371	(6)	39,744	(7)	1,754,200		—		1,220,702	(8)	3,207,017
Joseph Kleine Chief Commercial Officer	2021	293,750	(9)			322,790		643,087	(10)	4,000		1,263,627
_____________________
(1)The amounts reported represent the aggregate grant date fair value of the stock options awarded to our named executive officers during fiscal 2021, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note 10 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.
(2)The amounts reported represent a 401(k) matching contribution of $3,000 for each named executive officer and company-paid group life insurance premiums for each of Messrs. Tangney and Kleine, and Mses. Bryson and Chao of $342, $1,000, $131 and $281, respectively. For Mr. Tangney, the amount also includes $201,292 consisting of a $125,000 filing fee under the Hart Scott Rodino Antitrust Improvement Act of 1976 (“HSR”) paid by the Company on his behalf plus a tax gross up of $76,292 for the income attributed to him in respect of such amount. For Ms. Bryson, the amount also includes a $1,000 technology stipend plus tax gross up on such amount paid in fiscal 2021. For Ms. Chao, the amount also includes severance paid pursuant to Ms. Chao’s Separation Letter (as described in further detail below) consisting of $150,000 in salary continuation, $58,333 pro-rated annual bonus, $10,421 COBRA reimbursement, and $998,667 in value attributed to the six months of vesting acceleration of stock options.
(3)The amount reported reflects the grant date fair value of the stock option awarded to Mr. Tangney in fiscal 2021, as well as the expense incurred in fiscal 2021 as a result of the modification of the performance vesting conditions of his option to purchase 896,000 shares granted on March 29, 2018.
(4)The amount reported reflects increases to Ms. Bryson’s annual base salary from $200,000 to $260,000, effective January 1, 2021, and from $260,000 to $300,000, effective February 1, 2021.
(5)The amount reported reflects an annual bonus earned by Ms. Bryson upon the achievement of pre-established performance metrics.
(6)Ms. Chao joined us in May 2020 and her service with the Company ended in December 2020; her salary reflects her partial year of service.
(7)The amount reported reflects a sign on bonus received by Ms. Chao in connection with her commencement of employment. Pursuant to her offer letter, Ms. Chao was eligible to receive a sign on bonus in the amount of $50,000; however, a portion of that amount was paid as increased base salary and $39,744 was paid as a one-time bonus.
(8)The amount reported with respect to Ms. Chao also includes the fair value of her entire option grant. 193,916 shares subject to such grant were accelerated in connection with her separation of employment and all remaining shares subject to such grant (522,084 shares) were forfeited when her employment ended.
(9)The amount reported reflects an increase to Mr. Kleine’s annual base salary from $225,000 to $300,000, effective May 1, 2020.
(10)The amount reported reflects commissions earned by Mr. Kleine in fiscal 2021 pursuant to his fiscal 2021 commission plan (as described in further detail below).
Narratives to 2021 Summary Compensation Table
Base Salaries
We use base salaries to recognize the experience, skills, knowledge, and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For fiscal 2021, the annual base salaries for each of Messrs. Tangney and Kleine and Mses. Chao and Bryson were $240,000, $300,000, $300,000 and $300,000, respectively. Ms. Bryson and Mr. Kleine both received increases in their annual base salaries in fiscal 2021. Ms. Bryson’s annual base salary increased from $200,000 to $260,000, effective January 1, 2021, and from $260,000 to $300,000, effective February 1, 2021 in connection with her promotion to chief financial officer. Mr. Kleine’s annual base salary increased from $225,000 to $300,000, effective May 1, 2020.
Equity Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During fiscal 2021, we granted stock options to purchase shares of our common stock to Messrs. Tangney and Kleine and Mses. Bryson and Chao, as described in more detail in the “Outstanding Equity Awards at Fiscal 2021 Year-End” table. With respect to Ms. Chao, the unvested portion of her option grant was forfeited when her employment ended in December 2020.
Incentive Compensation
During fiscal 2021, Ms. Bryson was eligible to earn a bonus based upon achievement of both corporate and individual goals determined by her and our CEO, Mr. Tangney. On February 1, 2021, in connection with her promotion to Chief Financial Officer, Ms. Bryson’s annual target bonus for fiscal 2022 increased to $75,000.
During fiscal 2021, Mr. Kleine participated in our 2021 Sales Compensation Plan (the “Commission Plan”). Pursuant to the Commission Plan, Mr. Kleine was eligible to earn incentive compensation based upon the achievement of specific bookings and cash receipt goals as determined by us. On May 1, 2020, we increased Mr. Kleine’s target incentive compensation pursuant to the Commission Plan from $425,000 to $440,000.
Perquisites
We generally do not provide perquisites to our executives, other than 401(k) matching contributions and life insurance premiums to certain of our executive officers, including our named executive officers. In fiscal 2021, we also paid an HSR filing fee on Mr. Tangney’s behalf and paid him a gross up for the income taxes related to such amount.
Executive Employment Arrangements
Offer Letters in Place During Fiscal 2021 for Named Executive Officers
Jeffrey Tangney
In April 2010, we entered into an employment offer letter with Mr. Tangney for the position of Chief Executive Officer. The offer letter provides for Mr. Tangney’s at-will employment and sets forth his initial base salary, eligibility to receive an annual performance bonus, an initial grant of restricted stock and eligibility to participate in our benefit plans. Mr. Tangney is subject to our confidential information, inventions assignment and arbitration agreements.
Yang Chao
In April 2020, we entered into an employment offer letter with Ms. Chao for the position of Chief Financial Officer, a position she held until December 2020. The offer letter provided for her at-will employment and set forth her initial base salary, eligibility to receive an annual bonus, an initial stock option grant, a one-time sign-on bonus of $50,000 and eligibility to participate in our benefit plans. The offer letter also provided that, in the event that Ms. Chao is terminated by us without “cause” (as defined in the offer letter), she will receive (i) six months of her then-current base salary and a pro-rated portion of her annual eligible bonus, (ii) payment of her COBRA health continuation premiums for a period of up to six months from the date of separation, to the extent she elects to continue health benefits and remains eligible under COBRA, and (iii) six months of vesting acceleration on any outstanding unvested option.
In connection with her cessation of service in December 2020, we entered into a separation and release letter with Ms. Chao (the “Separation Agreement”). Pursuant to the Separation Agreement, she received the benefits provided for under her offer letter consisting of separation pay of $208,333, comprised of six months of her base salary and a pro-rated portion of her annual bonus, six months of COBRA coverage, and six months of vesting acceleration on her outstanding option.
Ms. Chao is subject to our confidential information, inventions assignment and arbitration agreements.
Anna Bryson
In February 2021, we promoted Ms. Bryson to her current position as Chief Financial Officer and entered into an amended offer letter with her. Previously, in August 2017, we had entered into an employment offer letter with Ms. Bryson for the position of Senior Financial Analyst. The amended offer letter provides for Ms. Bryson’s at-will employment and sets forth her base salary, a stock option grant, eligibility to receive an annual bonus and eligibility to participate in our benefit plans. Pursuant to Ms. Bryson’s amended offer letter, in the event of a Change in Control and termination of employment by us without Cause or by Ms. Bryson as a result of Constructive Termination within twelve months following the consummation of the Change in Control (as such capitalized terms are defined in the amended offer letter), then Ms. Bryson will receive acceleration of 100% of any of her outstanding and unvested equity, such that all equity will become vested and exercisable as of her date of separation.
Ms. Bryson is subject to our confidential information, inventions assignment and arbitration agreements.
Joseph Kleine
In December 2015, we entered into an employment offer letter with Mr. Kleine for the position of Senior Vice President; Mr. Kleine currently serves as our Chief Commercial Officer. The offer letter provides for Mr. Kleine’s at-will employment and sets forth his initial base salary, eligibility to receive commissions, an initial stock option grant, and eligibility to participate in our benefit plans. Mr. Kleine is subject to our confidential information, inventions assignment and arbitration agreements.

Outstanding Equity Awards at Fiscal 2021 Year‑End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of March 31, 2021:

	Option Awards (1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Jeffrey Tangney	3/11/2018	(2)	87,250	335,750	—	1.94	3/28/2028
	3/29/2018	(3)	—	—	896,000	1.94	3/28/2028
	3/27/2020	(4)	4,167	—	—	1.20	6/20/2026
	5/7/2021	(5)	—	—	50,000	1.20	6/20/2026
	4/1/2022	(6)	—	1,875,000	—	16.52	2/15/2031
Anna Bryson	8/21/2017	(7)	354	1,771	—	1.63	8/28/2027
	5/15/2019	(8)	104	2,709	—	2.99	5/14/2029
	5/1/2020	(8)	—	63,334	—	3.08	6/9/2030
	5/1/2020	(7)	—	20,000	—	3.08	6/9/2030
	8/21/2021	(8)	—	16,000	—	4.41	9/28/2030
	8/21/2022	(10)	—	40,000	—	8.23	12/21/2030
	2/1/2021	(6)	—	346,134	—	16.52	2/4/2031
Joseph Kleine	2/22/2016	(7)(15)	140,000	—	—	1.14	2/23/2026
	11/9/2016	(8)(15)	35,000	—	—	1.43	11/8/2026
	2/28/2017	(8)(15)	80,000	—	—	1.43	2/27/2027
	3/28/2017	(9)(15)	6,400	—	—	1.14	3/20/2026
	3/19/2018	(11)(15)	8,000	—	—	1.43	3/27/2027
	3/19/2018	(8)(15)	142,500	47,500	—	1.94	3/18/2028
	3/29/2018	(12)(15)	4,000	—	—	1.94	3/28/2028
	2/28/2019	(8)(15)	93,750	86,250	—	2.18	2/12/2029
	3/27/2020	(13)(15)	45,000	135,000	—	2.18	2/12/2029
	5/1/2020	(8)(15)(16)	16,666	63,334		3.08	6/9/2030
		(14)(15)(16)	—	—	50,000	3.08	6/9/2030
_____________________
(1)Unless otherwise described herein, each option grant is subject to the terms of our 2010 Plan. Shares underlying each award granted under our 2010 Plan are shares of our common stock
(2)This stock option was granted outside of the 2010 Plan. 1/48th of the shares subject to the stock option vest on a monthly basis following the vesting commencement date, subject to Mr. Tangney’s continuous service relationship with the company through each applicable vesting date.
(3)The date reported reflects the date of grant of the stock option. This grant was made outside of the 2010 Plan as a retention grant to incentivize Mr. Tangney to lead us through achieving certain company goals and vests in full if, prior to September 30, 2022, either (i) the Company completes a qualified initial public offering and the average daily closing price of the Company’s common stock during the three-month period commencing on the first date of the fourth calendar month following the expiration of the post-IPO lock up period exceeds $19.32 per share; or (ii) the Company completes a liquidation event where the value of the Company’s common stock in such transaction equals or exceeds $19.32 per share. The stock price target of $19.32 per share was based on an increase of ten times the price of the Company’s common stock at the time the option was granted in 2018.
(4)The shares subject to the stock option vested subject to a time-based and performance-based vesting schedule. The shares subject to the stock option vested 1/12th monthly following the vesting commencement date and became exercisable upon the date that the board determined that the company-wide performance goals established for calendar year 2019 were achieved.
(5)The shares subject to the stock option vest subject to a time-based and performance-based vesting schedule. The shares subject to the stock option vest 1/12th monthly following the date that the Board determined Mr. Tangney met certain goals related to revenue, corporate governance and IPO readiness, and member engagement; the Board determined such date to be March 31, 2021.
(6)1/60th of the shares subject to the stock option vest on a monthly basis following the vesting commencement date, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.
(7)1/4th of the shares subject to the stock option vest on the first anniversary of the vesting commencement date and the remaining shares vest in 36 equal monthly installments thereafter, generally subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.
(8) 1/48th of the shares subject to the stock option vest on a monthly basis following the vesting commencement date, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.
(9)The shares subject to the stock option vested subject to a time-based and performance-based vesting schedule. The shares subject to this option vested in part upon the achievement of certain performance goals in 2016 and 2017. Upon the board’s determination that such performance goals were met, the shares were subject to time-based vesting at the rate of 1/12th monthly following the vesting commencement date subject to the continued service relationship.

(10)1/48th of the shares subject to the stock option vest on a monthly basis following the fifth anniversary of Ms. Bryson’s hire date, August 21, 2022, subject to her continuous service relationship with the company through each applicable vesting date.
(11)The shares subject to this option vested in 12 monthly installments following the achievement of certain performance goals in calendar year 2017, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.
(12)The shares subject to this option vested in full upon the achievement of certain performance goals in calendar year 2018 and calendar year 2019, and subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.
(13)The shares subject to this option vest in 48 equal monthly installments following the date that the target milestone related to the achievement of a certain annual contract value in fiscal 2020 was achieved, and subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.
(14)The shares subject to this option shall fully vest upon the date that our board determines that certain target milestones related to our bookings plan have been achieved, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date. In the event that the target milestones are not achieved on or before March 31, 2021, or if the board does not otherwise determine to vest the option in whole or in part on or prior to June 30, 2021, the option shall expire.
(15)In the event there is a change of control and we terminate Mr. Kleine’s employment other than for cause or Mr. Kleine terminates his employment with us as a result of a constructive termination, in either case within 12 months following the consummation of a change of control, 100% of the then-unvested shares subject to the option shall vest and become exercisable as of such termination date.
(16)In the event that we terminate Mr. Kleine’s employment without cause, the then-unvested shares subject to the option that would have vested during the six months following Mr. Kleine’s termination will vest and become exercisable.
Employee Benefit and Stock Plans
2021 Stock Option and Incentive Plan
Our 2021 Plan was adopted by our board of directors and subsequently approved by our stockholders in                         , 2021 and will become effective on the day before the date on which the registration statement of which this prospectus forms part is declared effective by the SEC. Our 2021 Plan will replace our 2010 Plan, as our board of directors will not make additional awards under our 2010 Plan following the completion of our initial public offering. However, our 2010 Plan will continue to govern outstanding equity awards granted thereunder. Our 2021 Plan will allow the compensation committee to make equity‑based incentive awards to our officers, employees, directors, and other key persons, including consultants.
Authorized Shares. We have initially reserved          shares of our common stock for the issuance of awards under our 2021 Plan. Our 2021 Plan provides that the number of shares reserved and available for issuance under our 2021 Plan will automatically increase each April 1, beginning on April 1, 2022 and continuing through April 1, 2031, by 5% of the outstanding number of shares of our common stock on the immediately preceding March 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The shares we issue under our 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated, other than by exercise, under our 2021 Plan and under our 2010 Plan will be added back to the shares of common stock available for issuance under our 2021 Plan. The maximum number of shares of common stock that may be issued as incentive stock options in any one calendar year period under our 2021 Plan may not exceed          cumulatively increased on April 1, 2022 and on each April 1 thereafter by the lesser of  5% of the number of outstanding shares of common stock as of the immediately preceding March 31, or          shares.
Non-Employee Director Limit. Our 2021 Plan contains a limitation whereby the value of all awards under our 2021 Plan and all other cash compensation paid by us to any non-employee director may not exceed: (i) $1 million in the first calendar year an individual becomes a non-employee director and (ii) $750,000 in any other calendar year.
Administration. Our 2021 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2021 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants.
Eligibility. Persons eligible to participate in our 2021 Plan are those employees, non‑employee directors, and consultants, as selected from time to time by our compensation committee in its discretion.
Options. Our 2021 Plan permits the granting of both options to purchase stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Stock Appreciation Rights. Our 2021 Plan permits the granting of stock appreciation rights subject to such conditions and restrictions as our compensation committee may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Restricted Stock and Restricted Stock Units. Our 2021 Plan also permits the granting of restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as our compensation committee may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
Unrestricted Stock Awards. Our 2021 Plan also permits the granting of shares of common stock that are free from any restrictions. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Dividend Equivalent Rights. Our 2021 Plan also permits the granting of dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.
Cash‑Based Awards. Our compensation committee is also permitted to grant cash bonuses under our 2021 Plan to participants, subject to the achievement of certain performance goals.
Sale Event. Our 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in our 2021 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under our 2021 Plan. To the extent that awards granted under our 2021 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under our 2021 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not vested and exercisable immediately prior to the sale event will become fully vested and exercisable as of the sale event, all other awards with time-based vesting, conditions, or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event at the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of our 2021 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.
Amendment. Our board of directors may amend or discontinue our 2021 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to our 2021 Plan will require the approval of our stockholders.
No awards may be granted under our 2021 Plan after the date that is 10 years from the date of stockholder approval of our 2021 Plan. No awards under our 2021 Plan have been made prior to the date hereof.
2010 Equity Incentive Plan, as amended
Our 2010 Plan was adopted by our board of directors in April 2010, and subsequently approved by our stockholders, and was most recently amended by our board of directors in February 2021. Our 2010 Plan allows for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units to employees, directors, and consultants. Following this offering, we will not grant any further awards under our 2010 Plan. All outstanding awards under the 2010 Plan will continue to be governed by their existing terms.
Authorized Shares. As of March 31, 2021, the number of shares of our common stock reserved for issuance under the 2010 Plan was  35,983,345 shares of common stock. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. Shares under awards that are forfeited back to the company because of the failure to meet a contingency or condition required to vest such shares, any shares paid to the company under a “net-exercise” arrangement, and any shares withheld in satisfaction of taxes shall revert to and again become available for issuance under the 2010 Plan. Following this offering, such shares will be added to the shares of common stock available for issuance under our 2021 Plan.
Administration. The 2010 Plan is currently administered by our board of directors. The plan administrator has the authority to interpret and administer our 2010 Plan and any agreement thereunder, and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise, purchase or strike price, if any, the vesting schedule applicable to the awards together with any vesting acceleration, and the terms of the award agreement for use under our 2010 Plan.
Eligibility. Persons eligible to participate in the 2010 Plan are our employees, directors, and consultants as selected from time to time by our board of directors in its discretion.
Options. The 2010 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option or, alternatively, the method for establishing an option’s exercise price is determined by our board of directors on the date such option is granted. The term of each option is fixed by our board of directors and may not exceed 10 years from the date of grant. Our board of directors determines at what time or times each option may be exercised.
Stock Appreciation Rights. Our board of directors may award stock appreciation rights subject to such conditions and restrictions as it may determine.
Restricted Stock and Restricted Stock Units. Our board of directors may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
Change in Control. The 2010 Plan provides that in the event of a merger or a “Change in Control,” as defined in the 2010 Plan, each outstanding award is treated as our board determines without participant consent. Outstanding awards may be (i) assumed or substituted by an acquiring company; (ii) upon written notice to participants, terminate upon or immediately prior to the Change in Control or merger; (iii) vest and become exercisable, or restrictions will lapse, in whole or in part prior to the Change in Control or merger; (iv) terminate for an amount of cash or property equal to what the participant would have received on exercise or realization of the award, if any; or (v) any combination of the foregoing. However, in the event that the acquiring company does not assume or substitute awards, (x) all vesting on options and stock appreciation rights shall fully accelerate and become exercisable, (y) all restrictions on restricted stock and restricted stock units will lapse, and (z) any performance-based vesting and performance goals or other vesting criteria will be deemed achieved at one-hundred percent of goal. Additionally, the board of directors will notify participants, in writing or electronically, that the options and stock appreciation rights will be exercisable for a period of time will terminate upon the expiration of such period.
Transferability. Under our 2010 Plan, unless otherwise determined by the board of directors, awards are generally not transferable other than by will or the laws of descent and distribution.
Amendment. Our board of directors may amend or discontinue the 2010 Plan at any time, and our board of directors can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose. Certain amendments to the 2010 Plan or awards thereunder will require the approval of our stockholders and amendments that would impair the rights of any participant require the written consent of that participant.
Plan Term. No awards may be granted under the 2010 Plan after the date that is 10 years from the later of the date of board approval of the 2010 Plan or the most recent board approval of an increase in the number of shares reserved for issuance under the 2010 Plan.

2021 Employee Stock Purchase Plan
In               , 2021 our board of directors and our stockholders approved our ESPP. The ESPP will become effective immediately prior to the time that the registration statement of which this prospectus forms a part is declared effective by the SEC. We have initially reserved               shares of our common stock under our ESPP. Our ESPP provides that the number of shares reserved and available for issuance will automatically increase each April 1, beginning on April 1, 2022 and continuing through April 1, 2031, by the lesser of            shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding March 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.
All employees whose customary employment is for more than 20 hours per week or are otherwise required to participate by applicable local law will be eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.
Our ESPP will be administered by the person or persons appointed by our board of directors for such purpose. The administrator has authority and full power to adopt, alter and repeal such rules, guidelines and practices for the administration of our ESPP as it shall deem advisable, to interpret the terms and provisions of our ESPP, decide all disputes arising in connection with the ESPP; and otherwise supervise the administration of our ESPP.
We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under our ESPP. No offerings have been authorized to date by the plan administrator under the ESPP. The first offering will begin and end on dates to be determined by the administrator. Subsequent offerings will usually begin every six months and will continue for six‑month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.
Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 15% of his or her compensation during an offering period, or such other maximum as may be specified by the administrator in advance of an offering. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than               shares of common stock (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.
The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of this offering. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.
Senior Executive Cash Incentive Bonus Plan
In               , 2021 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will become effective on the day before the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.
Our compensation committee may select corporate performance goals from among the following: achievement of cash flow (including, but not limited to, achievement of specified research and development, publication, clinical, and/or regulatory milestones; operating cash flow and adjusted free cash flow); earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation, and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares; revenue; corporate revenue; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices, and/or (E) measured on a pre-tax or post-tax basis (if applicable).
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.
Doximity 401(k) Plan
We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Internal Revenue Code limits. We provide a matching contribution of 100% of employee contributions up to $3,000 of compensation. The 401(k) plan is intended to be qualified under Section 401(a) of the Internal Revenue Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.
Non-Employee Director Compensation
Other than as set forth in the table and described more fully below, we did not provide any compensation or make any equity awards or non-equity awards to any person who served as a non-employee member of our board of directors during fiscal 2021. During fiscal 2021, Jeffrey Tangney, our Chief Executive Officer, served as a member of our board of directors, as well as an employee, and received no additional compensation for his services as a member of our board of directors. See the section titled “Executive Compensation” for more information about Mr.

Tangney’s compensation for fiscal 2021. We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Name(1)	Option Awards ($)(2)	Total ($)
Kevin Spain	—	—
Gilbert Kliman, M.D	—	—
Kira Wampler	645,076	645,076
Regina Benjamin, M.D.	1,126,940	1,126,940
Tim Cabral	1,126,940	1,126,940
_____________________
(1)Except as set forth in the table, none of our directors held options to purchase our common stock or any other stock awards as of March 31, 2021. Each option grant is subject to the terms of our 2010 Plan. The below table sets forth the number of outstanding equity awards held by each director as of March 31, 2021.

Aggregate Number of Shares Subject to Stock Options
Kira Wampler(3)	268,000
Regina Benjamin, M.D.(4)	268,500
Tim Cabral(5)	268,000
(2)The amounts reported represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during fiscal 2021, calculated in accordance with the Financial Accounting Standards Board, or FASB, ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note          of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our directors upon the exercise of the stock options or any sale of the underlying shares of common stock.
(3)Ms. Wampler joined our board of directors in December 2019. Pursuant to her offer letter, Ms. Wampler was granted an option to purchase 268,000 shares of our common stock, which vests in thirty-six equal monthly installments commencing on March 27, 2020, subject to her continuous service on the board of directors of the company through each applicable vesting date.
(4)Dr. Benjamin joined our board of directors in August 2020. Pursuant to her offer letter, Dr. Benjamin was granted an option to purchase 268,000 shares of our common stock, which vests in thirty-six equal monthly installments commencing on September 2, 2020, subject to her continuous service on the board of directors of the company through each applicable vesting date. The amount reported also includes a vested option grant for 500 shares made to Dr. Benjamin in 2018.
(5)Mr. Cabral joined our board of directors in August 2020. Pursuant to his offer letter, Mr. Cabral was granted an option to purchase 268,000 shares of our common stock, which vests in thirty-six equal monthly installments commencing on September 2, 2020, subject to his continuous service on the board of directors of the company through each applicable vesting date.
Non-Employee Director Compensation Program
Prior to this offering, we did not have a formal policy to compensate our non-employee directors and did not pay any cash compensation to any of our non-employee directors. Immediately prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$30,000
Additional Retainer Lead Director	$15,000
Additional Retainer Non-Executive Chair	$25,000

Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$10,000
Annual service as chair of the audit committee	$20,000
Annual service as member of the compensation committee (other than chair)	$6,000
Annual service as chair of the compensation committee	$12,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as chair of the nominating and corporate governance committee	$8,000
Our policy will provide that, upon initial election to our board of directors, each non-employee director will automatically be granted an RSU grant with a value of $350,000, or the Initial Grant, based on the closing price of our common stock on the date of grant, to vest in equal annual installments over three years subject to continued service as a director through each applicable vesting date. Furthermore, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting (other than any such director who received an Initial Grant within the immediately preceding three months) will be automatically granted an RSU grant with a value of $185,000, or the Annual Grant, based on the closing price of our common stock on the date of grant, to vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date.
The Initial Grant and Annual Grant shall accelerate and vest in full upon a Sale Event as defined in our 2021 Plan.
Employee directors will receive no additional compensation for their service as a director.
We will reimburse all reasonable out‑of‑pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since April 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Stock Transfers
On December 27, 2018, Jeffrey Tangney, our Chief Executive Officer and a director, transferred 4,000 shares of our common stock to Bernard Tangney, his father, for no consideration.
On December 20, 2018, Mr. Tangney transferred 4,000 shares of our common stock to Linda Tangney, his mother, for no consideration.
On February 13, 2019, Mr. Tangney transferred 21,000,750 shares of our common stock, 521,350 shares of our Series A redeemable convertible preferred stock, and 38,527 shares of our Series B redeemable convertible preferred stock to the Tangney Schweikert Family Trust, a trust established for his children, for no consideration.
On February 13, 2019, Claudia Schweikert, Mr. Tangney’s wife, transferred 695,556 shares of our common stock to the Tangney Schweikert Family Trust for no consideration.
On December 22, 2020, the Tangney Schweikert Family Trust transferred 300,000 shares of our common stock to the Dechomai Foundation, Inc., a donor-advised fund which works with donors and charities to facilitate donations of non-cash assets, for no consideration.
On April 21, 2021, the Tangney Schweikert Family Trust transferred 10,000,000 shares of our common stock to the Tangney Annuity Trust, LLC, a trust established for the benefit of Mr. Tangney’s family members, for no consideration.
Warrants
In April 2019, Emergence Capital Partners and InterWest Partners each exercised warrants, issued pursuant to our August 2012 Series B redeemable convertible preferred stock financing, for 9,583 shares of Series B redeemable convertible preferred stock, at an exercise price of $1.30 per share.
Investors’ Rights Agreement
We are party to an investors’ rights agreement which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. The parties to the investors’ rights agreement include Jeffrey Tangney and entities affiliated with Jeffrey Tangney, our Chief Executive Officer and a current director, and entities affiliated with InterWest Partners, Emergence Capital Partners, and Morgenthaler Ventures. See the section titled “Description of Capital Stock—Registration Rights.”
Right of First Refusal
Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering. The parties to the right of first refusal and co-sale agreement include Jeffrey Tangney and entities affiliated with Jeffrey Tangney, our Chief Executive Officer and a current director, and entities affiliated with InterWest Partners, Emergence Capital Partners, and Morgenthaler Ventures.
Voting Agreement
We are party to a voting agreement under which certain holders of our capital stock have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. The parties to the voting agreement include Jeffrey Tangney and entities affiliated with Jeffrey Tangney, our Chief Executive Officer and a current director, and entities affiliated with InterWest Partners, Emergence Capital Partners, and Morgenthaler Ventures.
Other Transactions
We have entered into offer letter agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive Compensation.”
We have granted stock options to purchase shares of our Class B common stock to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options.
Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since April 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Limitation of Liability and Indemnification of Officers and Directors
Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
Prior to the completion of this offering, we expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Following the completion of this offering, our audit committee charter will provide that the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. As of the date of this prospectus, we have not adopted any formal standards, policies, or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.
All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2021, as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our directors and executive officers as a group;
•each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and
•each of the selling stockholders.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options to purchase Class B common stock that are currently exercisable or exercisable within 60 days of March 31, 2021 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock before this offering on               shares of our common stock outstanding as of March 31, 2021, which includes               shares of Class B common stock resulting from the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock immediately prior to the completion of this offering, as if this conversion and reclassification had occurred as of March 31, 2021. Percentage ownership of our common stock after this offering assumes our sale of                shares of Class A common stock in this offering, the sale of               shares by the selling stockholders, and no exercise of the underwriters’ option to purchase from us               additional shares of our Class A common stock.
The below table does not reflect any shares of Class A common stock that may be purchased in this offering.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Doximity, Inc., 500 3rd St., Suite 510, San Francisco, CA 94107.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering				Percentage Total Voting Power After the Offering(2)
	Class B		Class A		Class B(1)
	Number	Percentage (%)	Number	Percentage (%)	Number	Percentage (%)
5% Stockholders:
Entities affiliated with Tangney Schweikert Family Trust(3)
Entities affiliated with InterWest Partners X, L.P.(4)
Entities affiliated with Emergence Capital Partners II, L.P.(5)
Entities affiliated with Morgenthaler Ventures IX, L.P. (6)
Named Executive Officers and Directors:
Jeffrey Tangney(3)
Anna Bryson(7)
Joseph Kleine(8)
Kevin Spain(9)
Gilbert Kliman(10)
Regina Benjamin(11)
Kira Wampler(12)
Tim Cabral(13)
All directors and executive officers as a group (8 persons) (14)
_______________
*Represents less than one percent (1%).
(1)The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.
(2)Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Voting Rights” for more information about the voting rights of our Class A common stock and Class B common stock.
(3)Consists of                .
(4)Consists of                .
(5)Consists of                .
(6)Consists of                .
(7)Consists of                .
(8)Consists of                .
(9)Consists of                .
(10)Consists of                .
(11)Consists of                .
(12)Consists of                .
(13)Consists of                .
(14)Consists of (i)               shares of Class B common stock beneficially owned by our current directors and executive officers and (ii)               shares of Class B common stock subject to outstanding options that are exercisable within 60 days of March 31, 2021.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our amended and restated investor rights’ agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                shares of Class A common stock, $0.001 par value per share,                shares of Class B common stock, $0.001 par value per share, and                shares of undesignated preferred stock, $0.001 par value per share.
Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of March 31, 2021, there were 0 shares of our Class A common stock and               shares of our Class B common stock outstanding, held by          stockholders of record, and 0 shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
Upon the completion of this offering, we will have authorized Class A common stock and Class B common stock. All outstanding shares of our existing common stock and redeemable convertible preferred stock will be reclassified into shares of our new Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class B common stock.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share and holders of our Class B common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Conversion
Each outstanding share of Class B common stock will be convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations and other entities exclusively owned by the stockholder or their family members or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Once converted into Class A common stock, the Class B common stock will not be reissued.
Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon the date specified by affirmative vote of the holders of at least             of the outstanding shares of Class B common stock, voting as a single class.
All outstanding shares of Class A common stock and Class B common stock will convert automatically into shares of a single class of common stock on the earlier of the date that is            years from the date of this prospectus or the date the holders of at least             of our Class B common stock elect to convert the Class B common stock to Class A common stock. The purpose of this provision is to ensure that following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A common stock and Class B common stock may not be reissued. See the section titled “Risk Factors—Risks Relating to This Offering and Ownership of Our Class A Common Stock—The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers (including our Chief Executive Officer) and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.” for a description of the risks related to the dual class structure of our common stock.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.
Preferred Stock
Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Options
As of March 31, 2021, we had outstanding options to purchase an aggregate of          shares of our Class B common stock, with a weighted-average exercise price of $          per share.
Warrants
As of March 31, 2021, we had one outstanding warrant to purchase           shares of Class B common stock, with an exercise price of $          per share.
Registration Rights
After the completion of this offering, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the investors’ rights agreement. We, along with certain holders of our redeemable convertible preferred stock, are parties to the investors’ rights agreement. The registration rights set forth in the investors’ rights agreement will expire five years following the completion of this offering or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions, and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders (not to exceed $50,000). In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of                for a period of                days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.
Demand Registration Rights on Form S-1
After the completion of this offering, the holders of approximately          shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-1, so long as the request covers at least that number of shares (a) with an anticipated aggregate offering price of at least $25 million and (b) that constitute at least twenty percent of the shares entitled to demand registration rights then outstanding. We are obligated to effect only two such registrations. If in good faith our board of directors determine that it would be materially detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days. Additionally, we will not be required to effect a demand registration if, within 30 days of the request for registration, we provide notice to such holders requesting registration that we intend to file a Company-initiated registration within 90 days thereof.
Demand Registration Rights on Form S-3
After the completion of this offering, the holders of up to approximately          shares of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $500,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if in good faith our board of directors determine that it would be materially detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days. Additionally, we will not be required to effect a demand registration if, within 30 days of the request for registration, we provide notice to such holders requesting registration that we intend to file a Company-initiated registration within 90 days thereof.
Piggyback Registration Rights
After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up approximately          shares of our Class B common stock, assuming the selling stockholders sell          shares, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, or a registration on any registration form that does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Dual Class Stock. As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders, current investors, executives, and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

•Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions will make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
•Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors, our President, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
•Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.
•Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation will require approval by holders of at least two-thirds of our then outstanding common stock.
•Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to                shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
•Exclusive Forum. Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf,

(2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (3) any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine; provided, however, that the Delaware Forum Provision shall not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; provided, however, that our stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the Federal Forum Provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.
Listing
We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “DOCS.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2021, we will have a total of                shares of our Class A common stock and          shares of our Class B common stock outstanding, assuming the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into          shares of our Class B common stock and the reclassification of all shares of our outstanding existing common stock into an equivalent number of shares of our Class B common stock, all immediately prior to the completion of this offering. Of these outstanding shares, all of the                shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our Class B common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least          days following the date of this prospectus. As a result of these agreements and the provisions of our investor rights’ agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                ,                shares will be available for sale in the public market as follows:
•beginning on the date of this prospectus, the                shares of Class A common stock sold in this offering will be immediately available for sale in the public market;
•beginning             days after the date of this prospectus, subject to certain exceptions as described in the section titled “Underwriting” below,                additional shares of Class B common stock will become eligible for sale in the public market, of which                shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and
•the remainder of the shares of Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.
Lock-Up and Market Standoff Agreements
We, our executive officers, directors, and substantially all of our security holders, have agreed or will agree that, subject to certain exceptions, for a period of               days from the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, among other things, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time. This agreement is further described as set forth in the section titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with substantially all of our security holders, including our investors’ rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and subject to the expiration of the lock-up agreements described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately                shares immediately after this offering; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up agreements and market standoff agreements described above.
Registration Rights
Pursuant to the investors’ rights agreement, assuming the selling stockholders sell          shares of our Class A common stock, the holders of up to          shares of our Class B common stock (including shares issuable upon the conversion of our outstanding redeemable convertible preferred stock immediately prior to the completion of this offering), will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market.

Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2010 Plan, our 2021 Plan, and our ESPP. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable lock-up agreements and market standoff agreements. As of March 31, 2021, options to purchase a total of          shares of our Class B common stock pursuant to our 2010 Plan were outstanding, of which options to purchase          shares were exercisable, and no options were outstanding or exercisable under our 2021 Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a discussion of the material U.S. federal income tax consequences relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.
This discussion is based on current provisions of the Code, existing, temporary, and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the IRS could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of state, local, or non-U.S. taxes, alternative minimum tax, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, or any U.S. federal taxes other than income, such as estate or gift taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:
•banks;
•insurance companies;
•tax-exempt organizations;
•financial institutions;
•brokers or dealers in securities;
•pension plans;
•tax-qualified retirement plans;
•tax-exempt organizations;
•governmental organizations;
•controlled foreign corporations;
•passive foreign investment companies;

•owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•certain U.S. expatriates and former citizens or long-term residents of the United States;
•persons who have elected to mark securities to market;
•corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that own, or are deemed to own, during the applicable testing period, more than 5% of our outstanding capital stock (except to the extent specifically set forth below);
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock; or
•persons that acquire our common stock pursuant to the exercise of employee stock options, or otherwise as compensation for services.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership, and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.
Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our common stock.
Distributions on our Common Stock
We do not currently expect to pay any dividends. See the section titled “Dividend Policy”. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock.”
Subject to the discussion of effectively connected income below and the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act”, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence with respect to U.S. withholding taxes generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty but does not timely furnish the required documentation may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide a properly executed IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is taxed at the same U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange, or other taxable disposition of our common stock unless:
•the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;
•the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder's capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or
•we are or were a “U.S. real property holding corporation” at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding
We (or the applicable paying agent) must generally report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Sections 1471 and 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and such foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and such foreign jurisdiction. Under applicable U.S. Treasury regulations, “withholdable payments” currently include payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of or stock, proposed U.S. Treasury Regulations provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest. Taxpayers (including withholding agents) can rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax consequences is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to               additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional               shares of our Class A common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$
Us
The selling stockholders
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $             . The underwriters have agreed to reimburse us for certain expenses incurred by us in this offering.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We intend to apply to list our Class A common stock on the New York Stock Exchange under the trading symbol “DOCS.”
We, the selling stockholders, all directors and officers, and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending          days after the date of this prospectus (the “restricted period”), subject to specified exceptions:
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
•submit or file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.
Whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders, and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(i)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(ii)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
(iii)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(i)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(ii)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(iii)in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Hong Kong
Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of

Hong Kong), and no advertisement, invitation or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.
Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (QII)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA); (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (a) to an institutional investor under

Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (Exempt Investors), who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Class A common stock under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed, or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed, or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute, or direct an offer to subscribe for our Class A common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered Class A common stock, that Qualified Investors will each represent, warrant, and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued Class A common stock; (iv) that the shares of Class A common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address, and passport number or Israeli identification number.

LEGAL MATTERS
Goodwin Procter LLP, Redwood City, California, which is acting as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. The underwriters are being represented by Cooley LLP, San Francisco, California. The selling stockholders are being represented by               .

EXPERTS
The financial statements as of March 31, 2020 and 2019, and for each of the two years in the period ended March 31, 2020, included in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.doximity.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

DOXIMITY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Doximity, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Doximity, Inc. (the “Company”) as of March 31, 2020 and 2019, the related statements of operations, comprehensive income, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP

San Francisco, California
March 5, 2021
We have served as the Company's auditor since 2015.

DOXIMITY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of March 31,		As of December 31,
	2019	2020	2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$33,607	$48,430	$69,975
Marketable securities	28,725	38,016	34,491
Accounts receivable, net	14,386	26,162	45,214
Prepaid expenses and other current assets	3,665	6,949	9,823
Deferred contract costs, current	2,973	3,414	4,649
Total current assets	83,356	122,971	164,152
Property and equipment, net	1,369	4,894	7,426
Deferred income tax assets	—	7,099	3,026
Operating lease right-of-use assets	—	2,217	1,760
Intangible assets, net	407	393	9,849
Goodwill	—	—	18,915
Other assets	1,430	1,346	1,250
Total assets	$86,562	$138,920	$206,378
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$938	$1,417	$824
Accrued expenses	4,377	7,757	16,463
Deferred revenue, current	31,467	44,298	64,586
Redeemable convertible preferred stock warrant liability	46	—	—
Operating lease liabilities, current	—	1,959	1,382
Other current liabilities	980	283	—
Total current liabilities	37,808	55,714	83,255
Deferred revenue, non-current	190	288	666
Operating lease liabilities, non-current	—	324	416
Other liabilities, non-current	66	—	845
Total liabilities	38,064	56,326	85,182
Commitments and contingencies (Note 11)
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock, $0.001 par value; 38,175 shares authorized as of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited); 38,124, 38,143, and 38,143 shares issued and outstanding as of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited), respectively; liquidation preference of $81,647, $81,672, and $81,672 as of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited), respectively	81,433	81,458	81,458
Stockholders' Equity (Deficit)
Common stock, $0.001 par value; 90,000, 90,000, and 95,000 shares authorized as of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited), respectively; 32,763, 34,283, and 39,255 shares issued and outstanding as of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited), respectively	33	34	39
Additional paid-in capital	10,655	14,988	24,860
Accumulated other comprehensive loss	—	—	(2)
Retained earnings (accumulated deficit)	(43,623)	(13,886)	14,841
Total stockholders' equity (deficit)	(32,935)	1,136	39,738
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$86,562	$138,920	$206,378
The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Revenue	$85,695	$116,388	$80,034	$140,210
Cost of revenue	10,889	14,900	10,619	23,203
Gross profit	74,806	101,488	69,415	117,007
Operating expenses:
Research and development	27,499	32,435	23,544	31,315
Sales and marketing	33,045	39,448	29,096	44,447
General and administrative	7,341	7,442	4,516	10,789
Total operating expenses	67,885	79,325	57,156	86,551
Income from operations	6,921	22,163	12,259	30,456
Interest income	1,069	1,464	1,144	252
Other income (expense), net	(59)	(113)	(65)	4,176
Income before income taxes	7,931	23,514	13,338	34,884
Provision for (benefit from) income taxes	98	(6,223)	(8,930)	6,157
Net income	$7,833	$29,737	$22,268	$28,727
Undistributed earnings attributable to participating securities	(7,238)	(18,908)	(14,953)	(17,907)
Net income attributable to common stockholders, basic and diluted	$595	$10,829	$7,315	$10,820
Net income per share attributable to common stockholders:
Basic	$0.02	$0.32	$0.22	$0.30
Diluted	$0.02	$0.27	$0.18	$0.23
Weighted-average shares used in computing net income per share attributable to common stockholders:
Basic	32,136	33,379	33,145	36,295
Diluted	37,827	40,855	40,796	46,143
The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Net income	$7,833	$29,737	$22,268	$28,727
Other comprehensive loss:
Change in unrealized loss on available-for-sale-securities, net of tax	—	—	—	(2)
Total other comprehensive loss	—	—	—	(2)
Comprehensive income	$7,833	$29,737	$22,268	$28,725
The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of March 31, 2018	38,124	$81,433	31,687	$32	$7,215	$—	$(51,456)	$(44,209)
Stock-based compensation	—	—	—	—	2,394	—	—	2,394
Exercise of stock options	—	—	1,062	1	984	—	—	985
Issuance of common stock	—	—	14	—	4	—	—	4
Vesting of common stock warrants	—	—	—	—	39	—	—	39
Vesting of early exercised stock options	—	—	—	—	19	—	—	19
Net income	—	—	—	—	—	—	7,833	7,833
Balance as of March 31, 2019	38,124	$81,433	32,763	$33	$10,655	$—	$(43,623)	$(32,935)
Stock-based compensation	—	—	—	—	2,537	—	—	2,537
Exercise of stock options	—	—	1,520	1	1,693	—	—	1,694
Vesting of common stock warrants	—	—	—	—	57	—	—	57
Exercise of Series B redeemable convertible preferred stock warrants	19	25	—	—	46	—	—	46
Net income	—	—	—	—	—	—	29,737	29,737
Balance as of March 31, 2020	38,143	$81,458	34,283	$34	$14,988	$—	$(13,886)	$1,136
The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT) (Continued)
(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of March 31, 2019	38,124	$81,433	32,763	$33	$10,655	$—	$(43,623)	$(32,935)
Stock-based compensation (unaudited)	—	—	—	—	1,846	—	—	1,846
Exercise of stock options (unaudited)	—	—	1,072	1	1,116	—	—	1,117
Vesting of common stock warrants (unaudited)	—	—	—	—	44	—	—	44
Exercise of Series B redeemable convertible preferred stock warrant (unaudited)	19	25	—	—	46	—	—	46
Net income (unaudited)	—	—	—	—	—	—	22,268	22,268
Balance as of December 31, 2019 (unaudited)	38,143	$81,458	33,835	$34	$13,707		$(21,355)	$(7,614)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of March 31, 2020	38,143	$81,458	34,283	$34	$14,988	$—	$(13,886)	$1,136
Stock based compensation (unaudited)	—	—	—	—	4,536	—	—	4,536
Exercise of stock options (unaudited)	—	—	4,645	5	4,448	—	—	4,453
Issuance of common stock (unaudited)	—	—	11	—	34	—	—	34
Repurchase and retirement of common stock (unaudited)	—	—	(29)	—	(370)	—	—	(370)
Vesting of common stock warrants (unaudited)	—	—	—	—	162	—	—	162
Other comprehensive loss (unaudited)	—	—	—	—	—	(2)	—	(2)
Issuance of common stock in connection with an acquisition (unaudited)	—	—	345	—	1,062	—	—	1,062
Net income (unaudited)	—	—	—	—	—	—	28,727	28,727
Balance as of December 31, 2020 (unaudited)	38,143	$81,458	39,255	$39	$24,860	$(2)	$14,841	$39,738
The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Cash flows from operating activities
Net income	$7,833	$29,737	$22,268	$28,727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	551	900	598	2,711
Deferred income taxes	—	(7,099)	(9,450)	4,073
Stock-based compensation, net of amounts capitalized	2,343	2,353	1,710	4,382
Other	76	72	91	(182)
Non-cash lease expense	—	2,000	1,502	2,012
Bad debt expense (recovery)	621	(124)	(169)	(43)
Amortization (accretion) of premium (discount) on marketable securities, net	(141)	(441)	(381)	58
Gain on sale of business	—	—	—	(4,698)
Amortization of deferred contract costs	5,128	5,070	3,757	4,697
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	2,534	(12,036)	(9,824)	(14,487)
Prepaid expenses and other current assets	(1,517)	(4,041)	(2,862)	65
Other assets	(1,838)	1,001	603	(1,163)
Deferred contract costs	(5,209)	(5,674)	(4,125)	(5,970)
Accounts payable	726	480	85	(933)
Accrued liabilities	(1,784)	3,378	3,002	5,512
Deferred revenue	4,914	13,318	12,483	20,607
Operating lease liabilities	—	(3,893)	(1,502)	(2,040)
Other liabilities	1,069	1,198	527	2,063
Net cash provided by operating activities	15,306	26,199	18,313	45,391
Cash flows from investing activities
Purchases of property and equipment	(114)	(285)	(151)	(98)
Capitalized internal-use software	(1,076)	(3,959)	(2,971)	(3,599)
Purchases of marketable securities	(61,733)	(79,107)	(73,124)	(34,399)
Maturities of marketable securities	53,856	70,256	50,756	38,000
Cash paid for acquisition, net of cash acquired	—	—	—	(31,682)
Proceeds from sale of business	—	—	—	4,230
Net cash used in investing activities	(9,067)	(13,095)	(25,490)	(27,548)
Cash flows from financing activities
Proceeds from exercise of redeemable convertible preferred stock warrants	—	25	25	—
Proceeds from issuance of common stock upon exercise of stock options	985	1,694	1,117	4,453
Repurchase and retirement of common stock	—	—	—	(370)
Payments for deferred offering costs	—	—	—	(381)
Net cash provided by financing activities	985	1,719	1,142	3,702
Net increase (decrease) in cash and cash equivalents	7,224	14,823	(6,035)	21,545
Cash and cash equivalents, beginning of period	26,383	33,607	33,607	48,430
Cash and cash equivalents, end of period	$33,607	$48,430	$27,572	$69,975
Supplemental disclosures of cash flow information
Cash paid for taxes	$4	$1,237	$524	$3,214
Non-cash financing and investing activities
Unpaid deferred offering costs	$—	$—	$—	$348
Common stock issued in acquisition	$—	$—	$—	$1,062
Capitalized stock-based compensation for internal-use software development costs	$51	$184	$136	$151
Amounts held in escrow related to sale of business	$—	$—	$—	$470
Vesting of common stock warrants	$39	$57	$44	$162
Vesting of early exercised stock options	$19	$—	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Description of Business
Doximity, Inc. (the “Company”) was incorporated in the state of Delaware in April 2010 as 3MD Communications, Inc. and is headquartered in San Francisco, California. The Company subsequently changed its name to Doximity, Inc. in June 2010. The Company provides an online platform, which enables physicians and other healthcare professionals to collaborate with their colleagues, securely coordinate patient care, stay up to date with the latest medical news and research, and manage their careers. The Company’s customers primarily include pharmaceutical companies and health systems that connect with healthcare professionals through the Company’s digital Marketing and Hiring Solutions. Marketing Solutions provide customers with the ability to share tailored content on the network. Hiring Solutions enable customers to identify, connect with, and hire from the network of both active and passive potential physician candidates.
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiary. All intercompany transactions and balances have been eliminated in consolidation. The Company’s fiscal year ends on March 31. Unless otherwise noted, all references to a particular year shall mean the Company’s fiscal year.
Prior Period Adjustments
Subsequent to the issuance of the financial statements for the year ended March 31, 2020, the Company identified an immaterial error related to the disclosure of the concentration of credit risk in Note 2 for the number of significant customers that represented 10% or more of accounts receivable for the year ended March 31, 2019 and 2020, which resulted in the disclosure of an additional significant customer with corresponding corrections in the percentages disclosed. In addition, the Company decreased the disclosed amount of revenue recognized for the year ended March 31, 2020 that was included in the deferred revenue balance at the beginning of the year in Note 2 to $29.5 million. The Company also increased the disclosed amount of capitalized internal-use software development costs to $4.1 million for the year ended March 31, 2020. Additionally, the Company decreased the number of shares of common stock related to the vesting of early exercised stock options by 17,000 shares on the statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the year ended March 31, 2019 with a corresponding decrease to the number of shares outstanding as of March 31, 2018.
Accordingly, management has corrected the aforementioned adjustments from amounts previously presented in the financial statements for the years ended March 31, 2019 and 2020. Management evaluated the corrections on a quantitative and qualitative basis and has determined that they are immaterial to the financial statements as of and for the years ended March 31, 2019 and 2020.
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of December 31, 2020 and the consolidated statements of operations, comprehensive income, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the nine months ended December 31, 2019 and 2020 and the related notes to such financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and on the same basis as the annual financial statements. In management’s opinion, the unaudited interim consolidated financial statements include all normal, recurring adjustments necessary to state fairly the Company’s financial position as of December 31, 2020 and its results of operations and cash flows for the nine months ended December 31, 2019 and 2020. The results for the nine months ended December 31, 2020 are not necessarily indicative of the results expected for the year ending March 31, 2021 or any future period.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, the determination of revenue recognition, fair values of acquired intangible assets and goodwill, useful lives of long-lived assets, internal-use software development costs, the valuation of the Company’s common stock, the valuation of stock-based awards, allowance for doubtful accounts, expected period of benefit for deferred commissions, and deferred income taxes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and best estimates and judgments routinely require adjustment. Actual results could differ from those estimates.
The World Health Organization declared in March 2020 that the recent outbreak of the coronavirus disease (“COVID-19”) constituted a pandemic. The COVID-19 pandemic has had, and continues to have, a significant impact on the U.S. economy and the markets in which the Company operates. The Company has not experienced significant adverse impacts on its business and workforce and the Company’s results of operations, cash flows, and financial condition have not been adversely impacted to date. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments, or the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company’s investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating. To manage risk exposure, the Company invests cash equivalents and marketable securities in a variety of fixed income securities, including government and investment-grade debt securities and money market funds. The Company places its cash primarily in checking and money market accounts with reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits, if any.
Concentrations of credit risk with respect to accounts receivable are primarily limited to certain customers to which the Company makes substantial sales. The Company performs ongoing assessments and credit evaluations of its customers to assess the collectability of the accounts receivable based on a number of factors, including past transaction experience, age of the receivable, review of the invoicing terms of the contracts, and recent communications with customers. The Company has not experienced significant credit losses from its accounts

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
receivable. The Company’s significant customers that represented 10% or more of revenue or accounts receivable, net for the periods presented were as follows:

	Revenue				Accounts Receivable, Net
	Year Ended March 31,		Nine Months Ended December 31,		March 31,		December 31,
	2019	2020	2019	2020	2019	2020	2020
			(unaudited)				(unaudited)
Customer A	11%	12%	13%	12%	16%	11%	*
Customer B	*	*	*	10%	13%	12%	*
Customer C	*	*	*	*	*	*	11%
__________________
*Less than 10%
Revenue Recognition
The Company’s revenue is primarily derived from the sale of subscriptions for the following solutions:
•Marketing Solutions: Hosting of customer-sponsored content on the Doximity platform and providing access to the Company’s professional database of healthcare professionals for referral or marketing purposes during the subscription period.
•Hiring Solutions: Providing customers access to the Company’s professional tools where recruiters can access the Company’s database of healthcare professionals, allowing customers to send messages for talent sourcing and to share job postings during the subscription period.
The Company determines revenue recognition in accordance with ASC 606, Revenue from Contracts with Customers, through the following five steps:
1) Identify the contract with a customer
The Company considers the terms and conditions of its contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.
Contractual terms for Marketing Solutions contracts are generally 12 months or less. The contractual term for Hiring Solutions contracts is typically 12 months. Customers are generally billed in advance based on contractual milestones during the subscription term. Certain Marketing Solutions contracts are cancellable with a 30-day notice period. The Company is not required to refund any prepayment fees invoiced and customers are responsible for prorated amounts to cover services that were provided but payment was not made. Contracts related to Hiring Solutions are non-cancellable and customers are billed in annual, quarterly, or monthly installments in advance of the service period.
2) Identify the performance obligations in the contract
Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.
Marketing Solutions customers may purchase a subscription for a specific module to be used over a defined period of time. These customers may purchase more than one module with either the same or different subscription

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
periods. Modules are the core building blocks of our customers’ marketing plan and can be broadly categorized as Awareness, Interactivity, and Peer. As an example, the Company’s Awareness modules may include:
•A sponsored article, including a headline that appears in the targeted member’s newsfeed.
•Short, animated videos that are presented in targeted members’ newsfeeds.
•Short-form content that is presented within the targeted members’ newsfeeds.
Each module targets a consistent number of Doximity members per month for the duration of the subscription period. The Company treats each subscription to a specific module as a distinct performance obligation because each module is capable of being distinct as the customer can benefit from the subscription to each module on their own and each subscription can be sold standalone. Furthermore, the subscriptions to individual modules are distinct in the context of the contract as (1) the Company is not integrating the services with other services promised in the contract into a bundle of services that represent a combined output, (2) the subscriptions to specific modules do not significantly modify or customize the subscription to another module, and (3) the specific modules are not highly interdependent or highly interrelated. The subscription to each module is treated as a series of distinct performance obligations because it is distinct and substantially the same, satisfied over time, and has the same measure of progress.
Marketing Solutions customers may also purchase integrated subscriptions for a fixed subscription fee that are not tied to a single module but allow customers to utilize any combination of modules during the subscription period subject to limits on the total number of modules active at any given time and members targeted. These represent stand-ready obligations in that the delivery of the underlying sponsored content is within the control of the customer and the extent of use in any given period does not diminish the remaining services.
Some customers have negotiated to receive credits to purchase additional services at no extra cost if certain metrics have not been achieved. These credits are accounted for as material rights.
Subscriptions to Hiring Solutions provide customers access to the platform to place targeted job postings and send a fixed number of monthly messages. Each subscription is treated as a series of distinct performance obligations that are satisfied over time.
3) Determine the transaction price
The transaction price is determined based on the consideration the Company expects to be entitled to in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur.
The Company may generate sales through the use of third-party media agencies that are authorized to enter into contracts on behalf of an end customer. The Company acts as the principal in these transactions since it maintains control prior to transferring the service to the customer and is primarily responsible for the fulfillment that occurs through the Company’s platform. The Company records revenue for the amount to which it is entitled from the third-party media agencies as the Company does not know and expects not to know the price charged by the third-party media agencies to its customers.
Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities.
4) Allocate the transaction price to performance obligations in the contract
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”). The determination of a SSP for each distinct performance obligation requires judgment. The Company determines SSP for performance obligations based on overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the type of services being sold, and other

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
factors. The estimate of standalone selling price is based on historical sales of standalone services. The Company estimates standalone selling price for arrangements where standalone sales do not provide sufficient evidence of standalone selling price. The Company believes the use of its estimation approach and allocation of the transaction price on a relative SSP basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.
5) Recognize revenue when or as the Company satisfies a performance obligation
Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. In the case of module specific subscriptions, a consistent level of service is provided during each monthly period the sponsored content is available on the Company’s platform. The Company commences revenue recognition when the first content is launched on the platform for the initial monthly period and revenue is recognized over time as each subsequent content period is delivered. The Company’s obligation for its integrated subscriptions is to stand-ready throughout the subscription period; therefore, the Company considers an output method of time to measure progress towards satisfaction of its obligations with revenue commencing upon the beginning of the subscription period.
The Company treats Hiring Solutions subscriptions as a single performance obligation that represents a series of distinct performance obligations that is satisfied over time. Revenue recognition commences when the customer receives access to the services.
Other revenue consists of fees earned from the temporary staffing and permanent placement of healthcare professionals resulting from the acquisition of Curative on April 1, 2020. Revenue is recognized when control of these services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.
Revenue Disaggregation
Revenue consisted of the following (in thousands):

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Subscription	$85,695	$116,388	$80,034	$129,299
Other	—	—	—	10,911
Total revenue	$85,695	$116,388	$80,034	$140,210
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. A majority of Customers are invoiced throughout the contract while others are billed upfront. The Company’s contracts do not contain significant financing components.
The Company records unbilled revenue when revenue is recognized in amounts for which it is contractually entitled but exceeds the amounts the Company has a right to bill as of the end of the period. The Company records unbilled revenue on the consolidated balance sheets within prepaid expenses and other current assets. The Company’s unbilled revenue balances were $0.9 million and $0.2 million as of March 31, 2019 and 2020 and $1.5 million as of December 31, 2020 (unaudited), respectively.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred revenue consists of non-cancelable customer billings or payments received in advance of revenue recognition. Deferred revenue balances are generally expected to be recognized within 12 months.

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Beginning balance	$26,738	$31,657	$31,657	$44,586
Additions during the period	90,614	129,317	92,531	160,877
Revenue recognized from the beginning balance	(25,632)	(29,508)	(27,984)	(40,936)
Revenue recognized from contracts invoiced during the period	(60,063)	(86,880)	(52,050)	(99,275)
Ending balance	$31,657	$44,586	$44,154	$65,252
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. The Company maintains the majority of its cash balances with commercial banks in interest bearing accounts, which exceed the FDIC insured limits. Cash and cash equivalents include cash held in checking and savings accounts and highly liquid money market funds. The carrying amount of its cash equivalents approximates their fair value due to the short maturities of these instruments.
Fair Value of Financial Instruments
Available-for-sale debt securities are recorded at fair value on the consolidated balance sheets. The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their respective fair values due to their short maturities.
Marketable Securities
Marketable securities are classified as held-to-maturity when the Company has the intent and ability to hold the securities to maturity. Held-to-maturity securities owned by the Company prior to and including March 31, 2020, were stated at amortized cost and were periodically assessed for impairment. Amortized costs of marketable debt securities were adjusted for amortization of premiums and accretion of discounts to maturity, and these adjustments were included in interest income. Marketable debt securities that the Company may sell prior to maturity in response to changes in the Company's investment strategy, liquidity needs, or for other reasons are classified as available-for-sale. During the nine months ended December 31, 2020 (unaudited), the Company changed its investment strategy to allow for more flexibility in updating its investments portfolio and allowed all of its held-to-maturity securities to mature. The Company subsequently purchased new securities, which were classified as available-for-sale. The Company's portfolio as of December 31, 2020 (unaudited) includes only available-for-sale securities. Available-for-sale securities are stated at fair value as of each balance sheet date and are periodically assessed for impairment. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income, a component of stockholders’ equity (deficit) on the consolidated balance sheets. For the Company's available-for-sale securities, an investment is impaired if the fair value of the investment is less than its amortized cost basis. In assessing whether a credit loss exists, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of expected cash flows is less than the amortized cost basis of the security, an allowance for credit losses is recorded as a component of other income (expense), net. Any remaining unrealized losses are recorded to other comprehensive income (loss). The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method and records such gains and losses as a component of other income (expense), net. Amortization of premiums and accretion of discounts are included in interest income.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s marketable securities are available for use in current operations, even if the security matures beyond 12 months. The Company classifies its marketable securities as current assets on the consolidated balance sheets.
If the Company has the intent to sell an available-for-sale security in an unrealized loss position or it is more likely than not that it will be required to sell the security prior to recovery of its amortized cost basis, any previously recorded allowance is reversed and the entire difference between the amortized cost basis of the security and its fair value is recognized in other income (expense), net in the consolidated statements of operations.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company estimates its allowance for doubtful accounts by evaluating the Company’s ability to collect outstanding receivable balances. The Company considers various factors including the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations and payment history, and the customer’s current financial condition. The allowance for doubtful accounts was $0.7 million, $1.0 million, and $0.8 million as of March 31, 2019 and 2020, and December 31, 2020 (unaudited), respectively. The Company had no material bad debt write offs for the periods ending March 31, 2019 and 2020, and December 31, 2020 (unaudited), respectively.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization expense is recorded on a straight-line basis over the estimated useful lives of the assets. The estimated useful life of each asset category is as follows:

Furniture and fixtures	3 years
Computers	3 years
Software	3 years
Capitalized internal-use software	3 years
Leasehold improvements	Shorter of useful life or remaining lease term
When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are written off and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized. Maintenance and repairs are charged to operations as incurred.
Internal-Use Software Development Costs
The Company accounts for the costs of computer software obtained or developed for internal use in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other. The Company capitalizes certain costs to develop its website, mobile applications, and internal-use software when preliminary planning efforts are successfully completed, management has committed project resourcing, and it is probable that the project will be completed. These capitalized costs include personnel and related expenses for employees and costs of third-party contractors who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended use. Such costs are amortized to cost of revenue over their estimated useful life, which is generally three years. Costs incurred prior to meeting these criteria, as well as costs incurred for training, maintenance, and minor modifications or enhancements, are expensed as incurred. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
During the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2019 and 2020 (unaudited), the Company capitalized $1.1 million, $4.1 million, $3.1 million, and $3.8 million, respectively, of internal-use software development costs and amortized $0.4 million, $0.7 million, $0.5 million, and $1.6 million,

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
respectively, to cost of revenue. The capitalized amounts are included in property and equipment, net on the consolidated balance sheets.
Business Combinations
The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. When the Company acquires a business, the purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, particularly with respect to the valuation of intangible assets. Acquisition costs, such as legal and consulting fees, are expensed as incurred.
Goodwill, Intangible Assets, and Long-Lived Assets
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company has one reporting unit and evaluates goodwill for impairment at the entity level. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value. The Company performs its annual impairment test of goodwill in its fourth fiscal quarter and whenever events or circumstances indicate that the asset might be impaired. The Company completed its annual impairment test in the fourth quarter of fiscal 2021. No impairment of goodwill was recorded as of December 31, 2020 (unaudited).
Intangible assets consist of customer relationships and a website domain name and are stated at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated remaining economic lives. Amortization expense related to customer relationships and website domain names is included in sales and marketing expense.
Management evaluates the recoverability of the Company’s property and equipment, and intangible assets, when events or changes in circumstances indicate a potential impairment exists. Events and changes in circumstances considered by the Company in determining whether the carrying value of long-lived assets may not be recoverable include but are not limited to significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, and changes in the Company’s business strategy. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (an “asset group”). In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group. If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment was recognized during the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2019 and 2020 (unaudited).
Deferred Contract Costs
The Company capitalizes sales commissions that are considered to be incremental and recoverable costs of obtaining a contract with a customer.
Sales commissions earned for the renewal of Marketing Solutions contracts are commensurate with commissions earned for a new or expansion Marketing Solutions contract, whereas commissions earned for the renewal of Hiring Solutions subscription contracts are at a lower rate than for new and expansion Hiring Solutions subscription contracts. Deferred commissions for Marketing Solutions contracts and for Hiring Solutions renewal contracts are recorded in deferred contract costs and amortized over the weighted-average contractual term of ten months. Sales commissions tied to new and expansion Hiring Solutions contracts are recorded in deferred contract costs and amortized on a straight-line basis over a longer period of benefit. Based on the nature of the Company’s

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
technology and services, the rate at which the Company continually enhances and updates its technology, and its historical customer retention, the expected period of benefit for new and expansion Hiring Solutions contracts is determined to be four years. Certain sales commissions that are not considered incremental costs are expensed in the same period as they are earned. Amortized costs are included in sales and marketing expense in the consolidated statements of operations.
The Company capitalized $5.2 million and $5.7 million of contract acquisition costs for the years ended March 31, 2019 and 2020, respectively. Amortization of deferred contract costs was $5.1 million for each of the years ended March 31, 2019 and 2020. The Company capitalized $4.1 million and $6.0 million of contract acquisition costs for the nine months ended December 31, 2019 and 2020 (unaudited), respectively. Amortization of deferred contract costs was $3.8 million and $4.7 million for the nine months December 31, 2019 and 2020 (unaudited), respectively. Amounts expected to be recognized within one year of the balance sheet date are recorded as deferred contract costs, current and the remaining portion is recorded as deferred contract costs, non-current, on the consolidated balance sheets. Deferred contract costs are periodically analyzed for impairment. There were no impairment losses relating to deferred contract costs during the years ended March 31, 2019 and 2020 nor during the nine months ended December 31, 2019 and 2020 (unaudited).
Cost of Revenue
Cost of revenue consists primarily of expenses related to cloud hosting, personnel-related expenses for the Company’s customer success team, costs for third-party software services and contractors, and other services used in connection with delivery and support of our platform. Cost of revenue also includes the amortization of capitalized internal-use software development costs, editorial and other content-related expenses, and allocated overhead.
Research and Development
Research and development expense consists primarily of personnel-related expenses associated with the Company’s engineering and product teams who are responsible for building new products as well as improving existing products. Research and development expense also includes costs for third-party services and contractors, information technology and software-related costs, and allocated overhead. Other than internal-use software development costs that qualify for capitalization, research and development costs are expensed as incurred.
Advertising Expenses
Advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statements of operations. Advertising expense was $1.2 million, $2.0 million, $1.5 million, and $2.1 million for the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2019 and 2020 (unaudited), respectively.
Stock-Based Compensation
The Company accounts for stock-based awards granted to employees, directors, and non-employees based on the awards’ estimated grant-date fair value. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The resulting fair value, net of estimated forfeitures, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, which is generally four years. Estimated forfeitures are based upon the Company’s historical experience and the Company revises its estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.
Determining the fair value of stock-based awards at the grant date requires judgment. The determination of the grant-date fair value of options using an option-pricing model is affected by the Company’s estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the expected term of the options, the expected stock price volatility over the expected term of the options, risk-free interest rates, and expected dividends.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair value per share of the Company’s common stock—Due to the lack of public market for the Company’s common stock, the Company’s management, with the assistance of an independent third-party valuation firm, determined the common stock fair value at the time of the grant of stock options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event, and transactions involving the Company’s common stock, among other factors.
Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the options for each option group.
Expected Volatility—The Company determines the expected volatility based on the historical volatilities of several publicly listed peer companies corresponding to the expected term of the awards, as the Company does not have trading history for its common stock.
Expected Term—For stock options, the Company estimates the expected term based on the simplified method, which is the weighted average of the vesting period and contractual term, as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term.
Expected Dividend Yield—The Company has not historically issued dividends and its current expectations are that it will not issue a dividend.
Leases
The Company adopted ASC 842, Leases, on April 1, 2019, using the modified retrospective transition method for leases that existed as of March 31, 2019 using the additional transition method described in ASU No. 2018-11, and recognized the cumulative effect of initially applying ASC 842 as an adjustment to the right-of-use assets and lease liabilities on its consolidated balance sheet on April 1, 2019 without retrospective application to comparative periods. Upon the adoption of the new standard, the Company recognized $4.2 million of operating lease right-of-use assets and $4.3 million of operating lease liabilities on the consolidated balance sheet.
The Company elected the practical expedients that allow it to carry forward its assessment on whether an arrangement is a lease or contains a lease, the historical lease classification, and the initial direct costs for any leases that expired or existed prior to the adoption of ASC 842. In addition, the Company elected the short-term lease exception and the practical expedient to account for lease components and non-lease components as a single lease component.
The Company determines if a contract is or contains a lease at inception. All the Company’s leases are operating leases. Leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current on the consolidated balance sheets. Operating lease right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term, discounted using the Company’s incremental borrowing rate. As none of the Company’s leases provide an implicit rate, the incremental borrowing rate used is estimated based on what the Company would be required to pay for a collateralized loan over a similar term as the lease. The Company amortizes the present value of each right-of-use asset on a straight-line basis over its remaining lease term.
See Note 7, Leases, for further details of the Company’s leases subsequent to the adoption of ASC 842.
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, consulting, banking, and accounting fees relating to the Company’s planned initial public offering, are capitalized and will be offset against proceeds upon the consummation of the offering. In the event the anticipated offering is terminated, deferred offering costs will be immediately expensed. As of March 31, 2019 and 2020, the Company had not incurred such costs. As of December 31, 2020 (unaudited), the Company capitalized $0.7 million of deferred offering costs, which are included in other assets on the consolidated balance sheet.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Legal Contingencies
The Company may be subject to claims and other legal matters from time to time. The Company records a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. When the Company believes that a loss is reasonably possible, it will disclose an estimate of the possible loss or range of loss. The Company expects to periodically evaluate developments in the legal matters that could affect the amount of liability that the Company accrues, if any, and adjust as appropriate. Until the final resolution of any such matter for which the Company may record a liability, there may be a loss exposure in excess of the liability recorded and such amount could be significant. Legal fees are expensed as incurred, other than deferred offering costs referred to above.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized.
Net Income Per Share Attributable to Common Stockholders
Basic and diluted net income per share of common stock is presented in conformity with the two-class method required for participating securities. Holders of redeemable convertible preferred stock are each entitled to receive noncumulative dividends out of any funds legally available, when and if declared by the Company’s board of directors, payable prior and in preference to any dividends on any shares of common stock based on the proportion of common stock that would be held if all shares of redeemable convertible preferred stock were converted at the then-effective conversion rate.
Redeemable convertible preferred stock is therefore considered a participating security and is included in the computation of earnings per share under the two-class method. Holders of redeemable convertible preferred stock do not have a contractual obligation to share in our losses.
Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income, less (i) current period redeemable convertible preferred stock noncumulative dividends and (ii) earnings attributable to participating securities.
Basic net income per share of common stock is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.
Diluted net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted-average number of shares outstanding, including potentially dilutive shares of common stock assuming the dilutive effect of potential shares of common stock for the period determined using the treasury stock method. For purposes of this calculation, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, common stock warrants, and unvested common stock are considered to be potentially dilutive shares of common stock. Redeemable convertible preferred stock and redeemable convertible preferred stock warrants have been excluded from the calculation as their effect is anti-dilutive for all periods presented as compared to the impact of using the two-class method.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accounting Pronouncements Recently Adopted
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). ASC 842 supersedes the previous accounting guidance for leases included within ASC 840, Leases. The new guidance generally requires lessees to recognize operating and financial lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures on the amount, timing, and uncertainty of cash flows arising from lease arrangements. The Company adopted ASC 842 on April 1, 2019 using the modified retrospective transition method.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new guidance replaces the current incurred loss impairment approach with a methodology that incorporates all expected credit loss estimates, resulting in more timely recognition of losses. The Company adopted this guidance on April 1, 2019, and the guidance did not have a material impact on the Company’s consolidated financial statements.
Accounting Pronouncements Recently Adopted (Unaudited)
In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. The new guidance aligns the measurement and classification guidance for stock-based payments to non-employees with the guidance for stock-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified non-employee awards is fixed at the grant date. The Company adopted this guidance on April 1, 2020, and the adoption of this guidance did not have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies, removes, and adds certain disclosure requirements on fair value measurements. The Company adopted this guidance on April 1, 2020, and the adoption of this guidance did not have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (ASC 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement. This guidance evaluated such costs for capitalization using the same criteria as for internal-use software development costs, with amortization expense being recorded in the same income statement expense line as the hosted service costs and over the expected term of the hosting arrangement. The Company adopted this guidance on April 1, 2020, and the guidance did not have a material impact on the Company’s consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify how entities assess goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This guidance is effective for the Company for its fiscal year beginning April 1, 2023, and the adoption of this guidance is not expected to have a material impact on the consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year-to-date losses in interim periods, and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements, and interim recognition of enactment of tax laws or rate changes. This guidance is effective for the Company for its fiscal year beginning April 1, 2022 and interim periods within its fiscal year beginning April 1, 2023. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. Investments and Fair Value Measurements
The Company accounts for fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. Valuation techniques used to ensure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Inputs that are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
The Company’s redeemable convertible preferred stock warrant liability was recorded at fair value at initial recognition, determined using Level 3 inputs, which was determined based on the Black-Scholes option-pricing model. The liability was subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of other income (expense), net in the consolidated statements of operations until the warrants were exercised. This model takes into account the contract terms as well as multiple inputs, such as the Company’s common stock price, risk-free interest rates, and expected volatility. For details on the Company’s preferred stock warrants, refer to Note 8, Redeemable Convertible Preferred Stock.
A reconciliation for the year ended March 31, 2019 of the redeemable convertible preferred stock warrant liability measured and recorded at fair value on a recurring basis using significant unobservable inputs is as follows (in thousands):

Balance—beginning of year	$46
Exercise of warrants	(46)
Balance—end of year	$—
The following tables present the fair value hierarchy of assets (in thousands):

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Commercial paper	$—	$1,943	$—	$1,943
Money market funds	7,637	—	—	7,637
Tri-party repurchase agreements	—	12,040	—	12,040
U.S. government and agency securities	995	—	—	995
Total cash equivalents	8,632	13,983	—	22,615
Marketable securities:
Commercial paper	—	3,484	—	3,484
Corporate notes and bonds	—	12,054		12,054
U.S. government and agency securities	13,314	—	—	13,314
Total marketable securities	13,314	15,538	—	28,852
Total cash equivalents and marketable securities	$21,946	$29,521	$—	$51,467

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$4,585	$—	$—	$4,585
Tri-party repurchase agreements	—	5,016	—	5,016
U.S. government and agency securities	1,000	—	—	1,000
Total cash equivalents	5,585	5,016	—	10,601
Marketable securities:
U.S. government and agency securities	32,768	5,560	—	38,328
Total marketable securities	32,768	5,560	—	38,328
Total cash equivalents and marketable securities	$38,353	$10,576	$—	$48,929

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	(unaudited)
Cash equivalents:
Commercial paper	$—	$1,800	$—	$1,800
Corporate notes and bonds	—	384	—	384
Money market funds	8,267	—	—	8,267
Total cash equivalents	8,267	2,184	—	10,451
Marketable securities:
Asset-backed securities	—	1,233	—	1,233
Certificates of deposit	—	461	—	461
Commercial paper	—	9,340	—	9,340
Corporate notes and bonds	—	21,543	—	21,543
Sovereign bonds	—	384	—	384
U.S. government and agency securities	1,530	—	—	1,530
Total marketable securities	1,530	32,961	—	34,491
Total cash equivalents and marketable securities	$9,797	$35,145	$—	$44,942
The carrying values of accounts receivable and accounts payable approximate fair value due to due to their relatively short maturities.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During the years ended March 31, 2019 and 2020, the Company had no transfers between levels of the fair value hierarchy.
During the nine months ended December 31, 2020 (unaudited), the Company changed its investment strategy to allow for more flexibility and allowed all of its held-to-maturity securities to mature. The company subsequently purchased new securities, which were classified as available-for-sale.
The cost, gross unrealized gains and losses, and fair value of investments as of March 31, 2019 were as follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest	Fair Value
Cash equivalents:
Commercial paper	$1,943	$—	$—	$—	$1,943
Money market funds	7,637	—	—	—	7,637
Tri-party repurchase agreements	12,000	—	—	40	12,040
U.S. government and agency securities	995	—	—	—	995
Total cash equivalents	22,575	—	—	40	22,615
Marketable securities:
Commercial paper	3,484	—	—	—	3,484
Corporate notes and bonds	11,931	3	—	120	12,054
U.S. government and agency securities	13,310	2	—	2	13,314
Total marketable securities	28,725	5	—	122	28,852
Total cash equivalents and marketable securities	$51,300	$5	$—	$162	$51,467
The contractual maturities of the Company’s held-to-maturity debt securities as of March 31, 2019 were as follows (in thousands):

	Cost or Amortized Cost	Fair Value
Held-to-maturity securities—due in one year or less	$51,300	$51,467
Total held-to-maturity securities	$51,300	$51,467

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The cost, gross unrealized gains and losses, and fair value of investments as of March 31, 2020 were as follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest	Fair Value
Cash equivalents:
Money market funds	$4,585	$—	$—	$—	$4,585
Tri-party repurchase agreements	5,000	—	—	16	5,016
U.S. government and agency securities	1,000	—	—	—	1,000
Total cash equivalents	10,585	—	—	16	10,601
Marketable securities:
U.S. government and agency securities	38,016	168	—	144	38,328
Total marketable securities	38,016	168	—	144	38,328
Total cash equivalents and marketable securities	$48,601	$168	$—	$160	$48,929
The contractual maturities of the Company’s held-to-maturity debt securities as of March 31, 2020 were as follows (in thousands):

	Cost or Amortized Cost	Fair Value
Held-to-maturity securities—due in one year or less	$48,601	$48,929
Total held-to-maturity securities	$48,601	$48,929
During the years ended March 31, 2019 and 2020, the Company had no impairments of held-to-maturity securities resulting from credit-related factors.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The cost, gross unrealized gains and losses, and fair value of investments as of December 31, 2020 (unaudited) are as follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Accrued Interest	Fair Value
Cash equivalents:
Commercial paper	$1,800	$—	$—	$—	$1,800
Corporate notes and bonds	380		—	4	384
Money market funds	8,267	—	—	—	8,267
Total cash equivalents	10,447	—	—	4	10,451
Marketable securities:
Asset-backed securities	1,232	—	—	1	1,233
Certificates of deposit	461	—	—		461
Commercial paper	9,339	1	—	—	9,340
Corporate notes and bonds	21,414	3	(7)	133	21,543
Sovereign bonds	380	—	—	4	384
U.S. government and agency securities	1,528	1	—	1	1,530
Total marketable securities	34,354	5	(7)	139	34,491
Total cash equivalents and marketable securities	$44,801	$5	$(7)	$143	$44,942
No individual security was in a continuous unrealized loss position for greater than twelve months as of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited).
As of December 31, 2020, the contractual maturities of the Company’s available-for-sale debt securities were as follows (in thousands):

Fair Value
(unaudited)
Due within one year	$33,096
Due in one year to three years	11,227
Due in more than three years	619
Total	$44,942
There were no impairments of available-for-sale debt securities considered “other-than-temporary” during the nine months ended December 31, 2020 (unaudited). The Company had no marketable equity securities during the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2020 (unaudited).

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	As of March 31,		As of December 31,
	2019	2020	2020
			(unaudited)
Furniture and fixtures	$222	$198	$307
Computers	65	301	606
Leasehold improvements	270	295	549
Capitalized internal-use software	2,379	6,348	10,098
Total property and equipment	2,936	7,142	11,560
Less: accumulated depreciation and amortization	(1,567)	(2,248)	(4,134)
Total property and equipment, net	$1,369	$4,894	$7,426
Depreciation and amortization expense on property and equipment for the years ended March 31, 2019 and 2020 was $0.6 million and $0.9 million, respectively, and $0.6 million and $1.9 million for the nine months ended December 31, 2019 and 2020 (unaudited), respectively.
5. Other Balance Sheet Components
Accrued Expenses
Accrued expenses consisted of the following (in thousands):

	As of March 31,		As of December 31,
	2019	2020	2020
			(unaudited)
Accrued commissions	$2,051	$3,350	$6,866
Accrued payroll, bonus, and related expenses	818	1,470	4,784
Other accrued expenses	1,508	2,937	4,813
Total accrued expenses	$4,377	$7,757	$16,463
6. Business Combinations, Intangible Assets, and Goodwill
Curative Talent Acquisition (Unaudited)
On April 1, 2020, the Company completed the acquisition of THMED, LLC (subsequently renamed Curative Talent, LLC, “Curative Talent” or “Curative”), which was accounted for as a business combination. Curative provides temporary and permanent healthcare staffing services to hospitals, medical groups, and other healthcare facilities across the United States. The acquisition-date fair value of the consideration transferred was $34.7 million, consisting of $33.6 million in cash and 344,828 shares of common stock valued at $1.1 million. The Company’s acquisition-related costs were $1.2 million and were recorded as general and administrative expense in the Company’s consolidated statements of operations during the year ended March 31, 2020. Acquisition related expenses incurred during the nine months ended December 31, 2020 (unaudited) were not material.
The total consideration was allocated to the acquired tangible and intangible assets and assumed liabilities based on their estimated fair values at closing as follows: $10.3 million to customer relationships acquired, $1.9 million to cash acquired, $4.1 million to accounts receivable acquired, $1.5 million to other assets acquired, and $2.0 million to liabilities assumed. The excess $18.9 million of the purchase price over the fair value of net assets acquired was recorded as goodwill, which is deductible for income tax purposes. Goodwill represents the excess of purchase price over future economic benefits arising from other assets that could not be individually identified and separately

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
recognized, such as the acquired assembled workforce of Curative. In addition, goodwill represents the future benefits as a result of the acquisition that will enhance the Company’s product available to both new and existing customers and increase the Company’s competitive position.
Intangible assets acquired are comprised of customer relationships with an estimated useful life of 10 years. The fair value assigned to the customer relationship was determined primarily using the multiple period excess earnings method cost approach, which estimates the direct cash flows expected to be generated from the existing customers acquired. The results of operations of this business combination have been included in the Company’s consolidated financial statements from the acquisition date.
The following unaudited pro forma summary of operations presents the combined results of operations as if the Curative Talent acquisition had been completed on April 1, 2019, the beginning of the comparable prior reporting period. In addition to including the results of operations of this acquisition, the pro forma information gives effect to the following: (i) the amortization of the acquired intangible assets, (ii) adjustments for acquisition-related costs and (iii) the associated tax impact of these unaudited pro forma adjustments. The pro forma information presented below is not necessarily indicative of what the Company's consolidated results actually would have been if the acquisition had been completed on April 1, 2019. In addition, the unaudited pro forma information does not attempt to project the Company's future results. The unaudited pro forma results are as follows (in thousands):

Nine Months Ended December 31,
2019
(unaudited)
Revenue	$94,891
Net income	$21,382
In October 2020, the Company sold a portion of Curative Talent’s business for total consideration of $4.7 million, of which $4.2 million has been received in cash and the remaining $0.5 million was held in escrow, subject to standard representations and warranties. The net assets of this business were not material. The Company recognized a gain on sale for the total consideration during the nine months ended December 31, 2020 as a result of this sale.
Intangible Assets
Intangible assets, net consisted of the following (in thousands):

	As of March 31,		As of December 31,
	2019	2020	2020
			(unaudited)
Customer relationships	$—	$—	$10,280
Domain name	425	425	425
Total intangible assets	425	425	10,705
Less: accumulated amortization	(18)	(32)	(856)
Total intangible assets, net	$407	$393	$9,849
Amortization expense for intangible assets was not material for the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2019 (unaudited). Amortization expense for intangible assets was $0.8 million for the nine months ended December 31, 2020 (unaudited).

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 (unaudited), future amortization expense is as follows (in thousands):

Year Ending March 31,	Amount
Remainder of 2021	$264
2022	1,056
2023	1,056
2024	1,056
2025	1,056
2026 and thereafter	5,361
Total future amortization expense	$9,849
Goodwill
The changes in the carrying amount of goodwill were as follows (in thousands):

Amount
Balance as of March 31, 2019 and 2020	$—
Additions (unaudited)	18,915
Balance as of December 31, 2020 (unaudited)	$18,915
7. Leases
The Company has entered into non-cancelable operating leases for the rental of office space, corporate housing, and laptops.
The Company’s San Francisco, California corporate office lease ends on May 31, 2021, which we extended for limited-use purposes through January 2022. The Company also rents office space in Dallas, Texas and in Mission Viejo, California under lease agreements that end May 31, 2022 and May 31, 2023, respectively. Under the terms of its lease agreements, the Company is also responsible for certain insurance, property tax, and maintenance expenses.
The components of lease expense were as follows (in thousands):

	Year Ended March 31,	Nine Months Ended December 31,
	2020	2020
		(unaudited)
Operating lease cost	$2,010	$1,884
Short-term lease cost	—	—
Variable lease cost	—	98
Total lease cost	$2,010	$1,982

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other information related to leases was as follows:

	Year Ended March 31,	Nine Months Ended December 31,
	2020	2020
		(unaudited)
Supplemental cash flow information:
Cash paid for amounts included in measurement of lease liabilities—Operating cash flows	$2,069	$1,945
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	4,217	1,484

	Year Ended March 31,	Nine Months Ended December 31,
	2020	2020
		(unaudited)
Supplemental balance sheet information:
Weighted-average remaining lease term (in years)	1.15	1.20
Weighted-average discount rate	1.75%	3.95%
Maturities of lease liabilities as of March 31, 2020 were as follows (in thousands):

Year Ending March 31,	Operating Leases
2021	$1,984
2022	324
Total future lease payments	2,308
Less: imputed interest	(25)
Present value of lease liabilities	2,283
Less: current obligations under leases	(1,959)
Non-current lease obligations	$324
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019 under ASC 840, Leases, were as follows (in thousands):

Year Ending March 31,	Operating Leases
2020	$2,069
2021	1,984
2022	324
Total future lease payments	$4,377
The terms of certain lease agreements provide for increasing rental payments; however, the Company recognizes rent expense on a straight-line basis over the term of the lease. Rent expense for the year ended March 31, 2019 was $1.8 million.
8. Redeemable Convertible Preferred Stock
The Company has three outstanding series of redeemable convertible preferred stock, each with a par value of $0.001 per share.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A summary of the redeemable convertible preferred stock outstanding and other related information is as follows (in thousands):

	March 31, 2019
Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
A	13,818	13,818	$10,677	$10,756
B	13,157	13,138	16,989	17,050
C	11,200	11,168	53,767	53,841
Total	38,175	38,124	$81,433	$81,647

	As of March 31, 2020 and December 31, 2020 (Unaudited)
Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
A	13,818	13,818	$10,677	$10,756
B	13,157	13,157	17,014	17,075
C	11,200	11,168	53,767	53,841
Total	38,175	38,143	$81,458	$81,672
The rights, preferences, privileges, restrictions, and other matters relating to the redeemable convertible preferred stock are summarized as follows:
Liquidation Preference—In the event of any liquidation event, either voluntary or involuntary, the holders of Series A, Series B, and Series C redeemable convertible preferred stock are entitled to receive, in priority and preference to common stockholders’ liquidation preference, $0.7784, $1.297785 and $4.8208 per share, respectively.
After payment has been made to the holders of the redeemable convertible preferred stock of their full respective preferential amounts, all of the remaining assets of the Company shall be distributed on a pro rata basis among the holders of common stock.
Redemption—The redeemable convertible preferred stock has been classified as mezzanine equity on the consolidated balance sheets. The redeemable convertible preferred stock is not mandatorily redeemable; however, upon the event of a voluntary or involuntary liquidation, dissolution, change in control, or winding up of the Company, holders of the redeemable convertible preferred stock may have the right to receive their liquidation preference under the terms of the preferred stockholder agreements. Accordingly, the preferred stockholders are entitled to redemption features that are not solely within the control of the Company.
Dividends—The holders of Series A, Series B, and Series C redeemable convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.0623, $0.1038, and $0.3857 per share, respectively, in preference and priority to any common stockholder, when and if declared by the board of directors. If, after such dividends above have been paid or set apart for payment in any fiscal year, the board of directors declares additional dividends out of funds legally available, then such additional dividends will be set aside or paid among the holders of the redeemable convertible preferred stock and common stock on a pro-rata basis. No dividends on redeemable convertible preferred stock or common stock have been declared by the board of directors from inception through December 31, 2020 (unaudited).
Voting—The holders of redeemable convertible preferred stock shall have the same voting rights as the holders of common stock. The holders of common stock and redeemable convertible preferred stock shall vote together as a single class. Each holder of common stock shall be entitled to one vote for each share of common stock held and each holder of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could then be converted. So long as at least 1,000,000 shares of redeemable convertible preferred stock remain outstanding, the holders of

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
redeemable convertible preferred stock shall be entitled to elect two members of the board of directors. The holders of a majority of the common stock shall be entitled to elect two members of the board of directors. Any additional member of the board of directors shall be elected by the holders of a majority of the then outstanding redeemable convertible preferred stock and common stock, each voting as separate classes (and, with respected to redeemable convertible preferred stock, on an as-converted basis).
Conversion—Each share of redeemable convertible preferred stock is convertible to common stock at the option of the holder. Such conversion is determined by dividing the original issue price by the then effective conversion price (adjusted for any stock dividends, combinations, or splits with respect to such shares).
Each share of redeemable convertible preferred stock shall automatically be converted into shares of common stock at the conversion rate at the time in effect for such series of redeemable convertible preferred stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with a price per share of at least $4.82 (adjusted for any stock dividends, combinations, or splits with respect to such shares) and an aggregate offering price of at least $50 million or (ii) the date specified by written consent or agreement of the majority of the holders of redeemable convertible preferred stock, voting together as a single class on an as-converted basis.
Redeemable Convertible Preferred Stock Warrants—In August 2012, the Company issued warrants to purchase 19,166 shares of Series B redeemable convertible preferred stock at an exercise price of $1.30 per share. The warrants were issued to investors in connection with the Series B redeemable convertible preferred stock warrants financing. The fair value of the warrants at issuance was $14,000 based on the Black-Scholes option-pricing model using the assumptions of dividend yield of 0%, volatility of 55%, risk-free interest rate of 1.13%, and contractual life of seven years. The warrants were exercised during the year ended March 31, 2020.
9. Common Stock
The Company has shares of common stock reserved for issuance as follows (in thousands):

	March 31,		December 31,
	2019	2020	2020
			(unaudited)
Redeemable convertible preferred stock	38,124	38,143	38,143
Redeemable convertible preferred stock warrants	19	—	—
Common stock warrants	125	125	125
Options outstanding under the Plan (as defined below)	14,657	13,493	14,520
Options outstanding outside the Plan (as defined below)	2,341	2,341	2,341
Options available for future grant under the Plan (as defined below)	1,499	1,143	501
Total	56,765	55,245	55,630
Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the priority rights of holders of all classes of redeemable convertible preferred stock outstanding.
Common Stock Warrants—In March 2017, the Company issued warrants to purchase 125,000 shares of common stock at an exercise price of $1.43 per share. The warrants were issued in connection with a contract signed between the Company and U.S. News & World Report, L.P. The fair value of the warrants at issuance was $121,000 recorded in additional paid-in capital and was based on the Black-Scholes option-pricing model using the assumptions of dividend yield of 0%, volatility of 44.0%, risk-free interest rate of 2.40%, and contractual life of 10 years.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Stock Option Plan
In April 2010, the Company’s board of directors and stockholders approved the adoption of the 2010 Equity Incentive Plan (the “Plan”). As of March 31, 2019 and 2020, a total of 26,951,908 shares of common stock were authorized for issuance under the Plan. As of December 31, 2020 (unaudited), a total of 31,983,345 shares of common stock were authorized for issuance under the plan. The Plan provides for the granting of incentive stock options, nonstatutory stock options, restricted stock units, and restricted stock awards to employees, non-employee directors, and consultants of the Company. Options may be granted at a price per share not less than 100% of the fair market value at date of grant. If the incentive stock option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of common stock on the grant date. Options granted under the Plan continue to vest until the last day of employment and generally vest over four years and expire 10 years from the date of grant. Stock awards may also be granted for services performed by external consultants and vest according to an award-specific schedule as approved by the board of directors.
The Company grants stock options under terms of the Plan, as well as options outside of the Plan as approved by the board of directors. The Company granted 2,341,291 options during the year ended March 31, 2018 outside of the Plan, which are outstanding as of December 31, 2020 (unaudited) and are included in the stock option activity presented below.
Stock option activity was as follows (in thousands, except per share information):

	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance, March 31, 2018	3,561	15,998	$1.23	7.93	$13,824
Granted	(3,668)	3,668	2.15
Exercised	—	(1,062)	0.94
Forfeited or expired	1,606	(1,606)	1.95
Balance, March 31, 2019	1,499	16,998	1.38	7.41	27,460
Granted	(1,206)	1,206	3.15
Exercised	—	(1,520)	1.11
Forfeited or expired	850	(850)	1.69
Balance, March 31, 2020	1,143	15,834	1.51	6.67	24,931
Shares authorized (unaudited)	5,031	—
Granted (unaudited)	(6,515)	6,515	4.18
Exercised (unaudited)	—	(4,646)	0.96
Forfeited or expired (unaudited)	842	(842)	2.88
Balance, December 31, 2020 (unaudited)	501	16,861	2.62	7.44	234,395
Vested and exercisable as of March 31, 2020		10,101	0.79	5.73
Vested and exercisable as of December 31, 2020 (unaudited)		7,777	1.63	5.86	115,784
Vested and expected to vest as of March 31, 2020		14,373	1.45	6.51
Vested and expected to vest as of December 31, 2020 (unaudited)		14,985	2.52	7.28	209,844
The intrinsic value of the stock options exercised is the difference between the fair value of the Company’s common stock and the exercise price for in-the-money options. The aggregate intrinsic value of options exercised during the years ended March 31, 2019 and 2020 was $2.2 million and $3.0 million, respectively. The aggregate

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
intrinsic value of options exercised during the nine months ended December 31, 2019 and 2020 (unaudited), was $2.8 million and $72.3 million, respectively.
The weighted-average grant-date fair value of employee options granted for the years ended March 31, 2019 and 2020 was $0.90 and $1.54, respectively. The weighted-average grant-date fair value of employee options granted for the nine months ended December 31, 2019 and 2020 (unaudited) was $1.50 and $4.55, respectively.
When options are exercised subject to a repurchase right, the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. As of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited), there were no shares subject to repurchase.
Stock-Based Compensation Expense
Total stock-based compensation expense recognized in the consolidated statement of operations for the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2019 and 2020 (unaudited) was as follows (in thousands):

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Cost of revenue	$194	$173	$166	$368
Research and development	765	710	509	1,179
Sales and marketing	801	847	604	1,304
General and administrative	583	623	431	1,531
Total stock-based compensation expense	$2,343	$2,353	$1,710	$4,382
The table above includes stock-based compensation expense for non-employees of $0.2 million and $0.2 million for the years ended March 31, 2019 and 2020 and $0.2 million and $0.5 million for the nine months ended December 31, 2019 and 2020 (unaudited), respectively.
The total fair value of options vested during the years ended March 31, 2019 and 2020 was $2.4 million and $2.9 million. The total fair value of options vested during the nine months ended December, 31 2019 and 2020 (unaudited) was $1.9 million and $3.7 million, respectively. As of March 31, 2019 and 2020, and December 31, 2020 (unaudited), unamortized compensation expense related to unvested stock options was $4.8 million, $4.7 million, and $22.9 million, respectively, which is expected to be recognized over a weighted-average period of 1.41, 1.14, and 2.53 years, respectively.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The fair value of each option on the date of grant is determined using the Black-Scholes option-pricing model with the assumptions set forth in the following table:

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
(unaudited)
Employees
Fair value of common stock	$2.12 – $2.98	$3.15 – $3.82	$3.15 – $3.82	$4.12 – $15.71
Volatility	38.1% – 39.9%	39.2% – 40.6%	39.2% – 40.6%	51.3% – 58.3%
Risk-free interest rate	2.25% – 2.87%	1.39% – 2.19%	1.39% – 2.19%	0.26% – 0.64%
Expected term (in years)	5.00 – 7.17	5.94 – 6.25	5.94 – 6.25	5.00 – 8.00
Expected dividend	—%	—%	—%	—%
Non-employees
Fair value of common stock	$2.12 – $2.98	$3.15 – $3.82	$3.15 – $3.82	$4.12 – $8.19
Expected volatility	40.8% – 41.6%	41.0% – 46.5%	41.0% – 46.5%	51.4% – 57.8%
Risk-free interest rate	2.39% – 2.69%	0.68% – 2.36%	0.68% – 2.36%	0.34% – 0.64%
Expected term (in years)	9.87 – 10.00	9.64 – 10.00	9.64 – 10.00	5.00 - 7.50
Expected dividend	—%	—%	—%	—%
Performance-Based Awards
Performance-based awards may contain vesting criteria set by the Company’s management and board of directors that are subject to the satisfaction of one or more performance goals. The performance criteria that such goals for options granted during the year ended March 31, 2019 are based on any one of, or combination of, the following: (1) stock price following a liquidity event; (2) sales or revenue targets; and (3) any other measures of performance selected by the Company’s management and board of directors. During the year ended March 31, 2019, the Company made three option grants for an aggregate of 308,000 shares of common stock with performance-based vesting conditions that are satisfied upon meeting certain revenue growth and sales targets. No performance-based awards were granted during the year ended March 31, 2020. During the nine months ended December 31, 2020 (unaudited), the company granted two option grants for an aggregate of 390,000 shares of common stock with performance-based vesting conditions that are satisfied upon meeting certain revenue growth and sales targets. The Company recognizes the compensation expense only for those awards expected to meet the performance vesting condition over the requisite service period. For the years ended March 31, 2019 and 2020 and nine months ended December 31, 2019 and 2020 (unaudited), stock-based compensation expense recognized for performance-based awards was not material.
11. Commitments and Contingencies
Purchase Obligations
The following table includes obligations under certain non-cancelable agreements primarily for software subscription services, marketing services, and cloud infrastructure capacity commitments entered into by the Company as of March 31, 2020 (in thousands):

Year Ending March 31,	Amount
2021	$5,268
2022	4,129
2023	19
Total	$9,416

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Refer to Note 7, Leases, for further details on obligations under non-cancelable operating leases, including future minimum lease payments.
For the Nine Months Ended December 31, 2020 (Unaudited)
As of December 31, 2020, the Company has entered into non-cancelable agreements for third-party software services under which the Company has an additional $5.6 million in purchase commitments through December 2022.
Indemnification
The Company enters into indemnification provisions under agreements with other companies in the ordinary course of business, including, but not limited to, clients, business partners, landlords, and other parties involved in the performance of the Company’s services. Pursuant to these arrangements, the Company has agreed to indemnify, hold harmless, and reimburse the indemnified party for certain losses suffered or incurred by the indemnified party as a result of the Company’s activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company maintains commercial general liability insurance and product liability insurance that may offset certain of its potential liabilities under these indemnification provisions.
In addition, the Company has agreed to indemnify its officers and directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under these indemnification provisions.
Legal Matters
From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together have a material adverse effect on its results of operations, financial position, or cash flows.
The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable.
Although the results of litigation and claims are inherently unpredictable, the Company has not recorded an accrual for such contingencies as it believes that there was not at least a reasonable possibility that the Company had incurred a material loss with respect to such loss contingencies as of March 31, 2019 and 2020, and December 31, 2020 (unaudited).

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Income Taxes
The components of income before income taxes were as follows (in thousands):

	Year Ended March 31,
	2019	2020
United States	$7,931	$23,514
Foreign	—	—
Income before income taxes	$7,931	$23,514
The Company’s provision for (benefit from) income taxes for the years ended March 31, 2019 and 2020 consists of the following (in thousands):

	Year Ended March 31,
	2019	2020
Current provision:
Federal	$—	$—
State	—	876
Total	—	876
Deferred provision (benefit):
Federal	—	(6,458)
State	98	(641)
Total	98	(7,099)
Total provision for (benefit from) income taxes	$98	$(6,223)
The following is a reconciliation of the income tax expense (benefit) at the federal statutory tax rate to the Company’s provision for (benefit from) income taxes (in thousands):

	Year Ended March 31,
	2019	2020
Income taxes at statutory rate	$1,666	$4,938
State income taxes—net of federal benefit	704	1,561
Research and development credits	(2,511)	(1,842)
Stock-based compensation	439	310
Change in valuation allowance	(330)	(11,995)
Other	130	805
Provision for (benefit from) income taxes	$98	$(6,223)

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Components of deferred tax assets and liabilities as of March 31, 2019 and 2020 were as follows (in thousands):

	As of March 31,
	2019	2020
Deferred tax assets:
Accruals and deferred revenue	$94	$1,113
Net operating loss carryforwards	8,485	2,431
Research & development credit carryforwards	6,073	6,701
Operating lease liabilities	—	576
Acquisition and other related expense	—	292
Stock-based compensation expense	292	443
Gross deferred tax assets	14,944	11,556
Less: valuation allowance	(14,720)	(2,725)
Deferred tax assets, net of valuation allowance	224	8,831
Deferred tax liabilities:
Property and equipment	(219)	(1,165)
Operating lease right-of-use assets	—	(559)
Intangible assets	(5)	(8)
Deferred tax liabilities	(224)	(1,732)
Net deferred tax assets	$—	$7,099
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act did not have have a material impact to the Company's consolidated financial statements.
The Company maintains a valuation allowance related to specific net deferred tax assets where it is not more likely than not that the deferred tax assets will be realized, which include California research and development credits. The Company concluded, based upon the preponderance of positive evidence (i.e., cumulative profit before tax adjusted for permanent items over the previous twelve quarters, a history of taxable income in recent periods, and the current forecast of income before taxes for the United States going forward) over negative evidence and the anticipated ability to use the deferred tax assets, that it was more likely than not that the deferred tax assets could be realized. If there are unfavorable changes to actual operating results or to projections of future income, the Company may determine that it is more likely than not such deferred tax assets may not be realizable.
The valuation allowance was $14.7 million and $2.7 million as of March 31, 2019 and 2020, respectively, primarily relating to additional net operating loss carryforwards and tax credit carryforwards. The valuation allowance decreased by $0.3 million during the year ended March 31, 2019. The valuation allowance decreased by $12.0 million during the year ended March 31, 2020, primarily due to the release of $12.0 million of the valuation allowance related to the United States federal and all states’ deferred tax assets, with the exception of California research and development tax credits.
As of March 31, 2020, the Company had NOL carryforwards for federal and state tax purposes of $9.0 million and $8.1 million, respectively. Portions of the NOL carryforwards will expire at various dates beginning in the year 2030. As of March 31, 2020, the Company had research and development tax credit carryforwards for federal and state tax purposes of $5.3 million and $4.6 million, respectively. The federal research and development tax credit carryforwards will expire at various dates beginning in the year 2030. The state research and development tax credit carryforwards do not expire.
As of March 31, 2019 and 2020, the Company had unrecognized tax benefits (“UTBs”) of $2.9 million and $2.5 million, respectively. If realized, $1.3 million would impact the effective tax rate while the remainder would

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
reduce deferred tax assets subject to a full valuation allowance. The Company does not expect any material changes to its unrecognized tax benefits within the next 12 months.
A reconciliation of the beginning and ending balances for gross UTBs is as follows (in thousands):

	Year Ended March 31,
	2019	2020
Beginning balance	$2,006	$2,900
Additions for tax positions related to the current year	961	670
Reductions for tax positions related to prior years	(67)	(1,095)
Ending balance	$2,900	$2,475
The Company’s policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its provision for (benefit from) income taxes. Interest and penalties were not material during the years ended March 31, 2019 and 2020.
The Company files income tax returns in the U.S. federal and various state jurisdictions. With limited exceptions, all tax years for which the Company has filed a tax return remain subject to examination.
The Company completed an Internal Revenue Code 382 study through March 31, 2020. While an ownership change did occur in March 2011, there are no limitations expected to apply on the NOL and tax credit carryforwards generated by the Company disclosed above.
For the Nine Months Ended December 31, 2019 and 2020 (Unaudited)
The Company recorded income tax benefit of $8.9 million and an income tax expense of $6.2 million for the nine months ended December 31, 2019 and 2020, respectively. The income tax benefit for the nine months ended December 31, 2019, is primarily driven by the release of the valuation allowance of $12.0 million related to the United States federal and all state deferred tax assets, with the exception of California research and development tax credits, and partially offset by federal and state income tax expense in the United States. The income tax expense for the nine months ended December 31, 2020 consists of federal and state income taxes in the United States.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Net Income Per Share Attributable to Common Stockholders
The following table presents the reconciliation of the numerator and denominator for calculating basic and diluted net income per share (in thousands):

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Numerator
Net income	$7,833	$29,737	$22,268	$28,727
Less: undistributed earnings attributable to participating securities	(7,238)	(18,908)	(14,953)	(17,907)
Net income attributable to common stockholders, basic and diluted	$595	$10,829	$7,315	$10,820
Denominator
Weighted-average number of shares used in computing net income per share attributable to common stockholders, basic	32,136	33,379	33,145	36,295
Dilutive effect of assumed exercise of options to purchase common stock	5,685	7,446	7,622	9,784
Dilutive effect of unvested early exercised options	2	—	—	—
Dilutive effect of assumed exercise of common stock warrants	4	30	29	64
Weighted-average number of shares used in computing net income per share attributable to common stockholders, diluted	37,827	40,855	40,796	46,143
Net income per share attributable to common stockholders, basic	$0.02	$0.32	$0.22	$0.30
Net income per share attributable to common stockholders, diluted	$0.02	$0.27	$0.18	$0.23
Certain potentially issuable shares have been excluded from the calculation of diluted net income per share during the applicable periods because their inclusion would have been anti-dilutive (in thousands):

	Year Ended March 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
			(unaudited)
Redeemable convertible preferred stock	$38,124	$38,143	$38,143	$38,143
Redeemable convertible preferred stock warrants	19	—	19	—
Stock options	—	289	183	—
Total	$38,143	$38,432	$38,345	$38,143
14. Segment and Geographic Information
The Company considers operating segments to be components of the Company in which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The chief operating decision maker reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company’s performance. As such, the Company has determined that it has one operating and reportable segment.

DOXIMITY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Substantially all of the Company’s long-lived assets were based in the United States as of March 31, 2019, March 31, 2020, and December 31, 2020 (unaudited). No country outside of the United States accounted for more than 10% of total revenue for the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2019 and 2020 (unaudited). Substantially all of the Company’s revenue was derived in the United States for the years ended March 31, 2019 and 2020 and the nine months ended December 31, 2019 and 2020 (unaudited).
15. Employee Benefit Plan
The Company sponsors a 401(k) savings plan. All U.S. employees are eligible to participate in the 401(k) plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the 401(k) plan up to the limit allowed by applicable income tax regulations. The Company did not make any matching contributions to the 401(k) plan for the year ended March 31, 2019 nor for the nine months ended December 31, 2019 (unaudited). The Company matched a portion of employee contributions totaling $0.7 million and $0.4 million for the year ended March 31, 2020 and the nine months ended December 31, 2020 (unaudited), respectively. Both employee contributions and the Company’s matching contributions are fully vested upon contribution.
16. Subsequent Events
The Company has evaluated subsequent events through March 5, 2021, the date the financial statements were available to be issued.
In February 2021, the Company amended its charter to increase the authorized number of shares of common stock from 95,000,000 to 99,000,000.
Subsequent to December 31, 2020, the Company’s board of directors approved option grants for an aggregate of 3,815,700 shares of common stock. The stock options were granted under the Plan and have an exercise price of $16.52 per share. The options generally vest monthly over four or five years.

                Shares

Class A Common Stock

PROSPECTUS

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	J.P. MORGAN

                      2021

Until                    , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the          listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*
__________________
*To be provided by amendment.
ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act and otherwise.
ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.
Since March 1, 2018, we have sold the following securities without registration under the Securities Act:
Series B Redeemable Convertible Preferred Stock
Since March 1, 2018, we have issued to our investors an aggregate of 19,166 shares of our Series B redeemable convertible preferred stock in connection with the exercise of warrants, at an exercise price of $1.30 per share.
Plan-Related Issuances
Since March 1, 2018, we have granted our employees, consultants, and other service providers options to purchase an aggregate of 16,585,218 shares of our common stock under the 2010 Plan, at exercise prices ranging from $1.94 to $16.52 per share.
Since March 1, 2018, we have issued and sold to our employees, consultants, and other service providers an aggregate of 9,072,500 shares of common stock upon the exercise of stock options under the 2010 Plan, at exercise prices ranging from $0.001 to $16.52, for a weighted-average exercise price of $1.12 and aggregate consideration of approximately $10,200,450.

Non-Plan Issuances
Since March 1, 2018, we have granted our employees, consultants, and other service providers non-plan options to purchase an aggregate of 2,341,291 shares of common stock at an exercise price of $1.94 per share.
Since March 1, 2018, we have issued and sold to other service providers an aggregate of 1,009,208 shares of our common stock at a price of ranging from nil to $1.94, for a weighted-average price of $1.89 and aggregate consideration of approximately $1,904,432.
Issuances in Connection with Acquisitions
Since March 1, 2018, we have issued an aggregate of 344,828 shares of our common stock in connection with our acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers or stockholders of such companies.
None of the foregoing transactions involved any underwriters, underwriting discounts, or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.     EXHIBITS    AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits.

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant
3.1.2	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant
3.1.3	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant
3.1.4	Fourth Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant to be in effect immediately prior to the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement, dated April 10, 2014, by and among the Registrant and certain of its stockholders.

4.3	Warrant to Purchase Shares of Common Stock issued to U.S. News & World Report, L.P., dated March 10, 2017.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#*	2010 Equity Incentive Plan, as amended, and forms of agreements thereunder.

10.3#*	2021 Stock Option and Incentive Plan, and forms of agreements thereunder.

10.4#*	2021 Employee Stock Purchase Plan.

10.5#*	Senior Executive Cash Incentive Bonus Plan.

10.6#*	Executive Severance Plan.

10.7#*	Non-Employee Director Compensation Policy.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-6 of this Registration Statement on Form S-1).
__________________
*           To be filed by amendment.
#           Indicates management contract or compensatory plan, contract or agreement.
(b)Financial Statement Schedules.
All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

ITEM 17.    UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, San Francisco, California, on                     , 2021.

DOXIMITY, INC.

By:
Jeffrey Tangney Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anna Bryson and Jennifer Chaloemtiarana, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Doximity, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Jeffrey Tangney

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Anna Bryson

	Director	, 2021
Regina Benjamin

	Director	, 2021
Tim Cabral

	Director	, 2021
Gilbert Kliman

	Director	, 2021
Kevin Spain

	Director	, 2021
Kira Wampler